As submitted confidentially to the U.S. Securities and Exchange Commission on September 30, 2022. This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-[●]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Healthy Green Group Holding Limited

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrants name into English)

Cayman Islands	2000	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Flat 2-3, 4/F

Join-In Hang Sing Centre

2-16 Kwai Fung Crescent

Kwai Chung, New Territories

Hong Kong

(+852) 3181 4488

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, New York 10168

800-221-0102

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Henry F. Schlueter, Esq. Celia Velletri, Esq. Schlueter & Associates, P.C. 5655 South Yosemite St., Suite 350 Greenwood Village, CO 80111 Telephone: (303) 292-3883	Mitchell S. Nussbaum, Esq. David J. Levine, Esq. Loeb & Loeb LLP 345 Park Avenue New York, New York 10154 Telephone: (212) 407-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.

☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The term new or revised financial accounting standard refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed or supplemented. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission of which this prospectus is a part is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated [●] 2022

PRELIMINARY PROSPECTUS

Healthy Green Group Holding Limited

[●] Ordinary Shares

This is an initial public offering of ordinary shares, US$0.001 par value per share (“Ordinary Shares”) of Healthy Green Group Holding Limited (“Healthy Green,” the “Company,” “we,” “our” or “us”). We are offering [●] Ordinary Shares. The Selling Shareholders (as defined herein) are offering [●] Ordinary Shares to be sold in the offering pursuant to this prospectus. We will not receive any proceeds from the sale of the Ordinary Shares to be sold by the Selling Shareholders. We anticipate that the initial public offering price of the Ordinary Shares will be between US$[●] and US$[●] per Ordinary Share.

Prior to this offering, there has been no public market for our Ordinary Shares. We intend to apply to list our Ordinary Shares on the Nasdaq Capital Market under the symbol [●]. This offering is contingent upon the listing of our Ordinary Shares on the Nasdaq Capital Market or another national securities exchange. There can be no assurance that we will be successful in listing our Ordinary Shares on Nasdaq Capital Market or another national securities exchange and, if this listing is not successful, this offering may not be completed.

Investing in our Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. See Risk Factors beginning on page 18 to read about factors you should consider before buying our Ordinary Shares.

We are an “Emerging Growth Company” and a “Foreign Private Issuer” under applicable U.S. federal securities laws and, as such, are eligible for reduced public company reporting requirements. Please see “Implications of Our Being an Emerging Growth Company” and “Implications of Our Being a Foreign Private Issuer” beginning on page 14 of this prospectus for more information.

We are not a Chinese operating company but a holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct our operations solely through Organic Gardens International Limited (“Organic Gardens”), Greendotdot.com Limited (“GDD Hong Kong”) and Linden Tree Consultancy Limited (“Linden Tree”) (collectively, our “Operating Subsidiaries”). Each of these three operating subsidiaries is established under the laws of the Hong Kong. The Ordinary Shares offered in this offering are shares of the Cayman Islands holding company. Investors of our Ordinary Shares are not purchasing and may never directly hold equity interests in our Operating Subsidiaries.

Our Operating Subsidiaries conduct their business in Hong Kong, a Special Administrative Region of the PRC, and some of the suppliers of the Operating Subsidiaries are PRC companies that may have shareholders or directors that are PRC individuals. Also, some customers of our retail outlets may be PRC individuals. Conducting business in Hong Kong involves risks of uncertainty about any actions the Chinese government or authorities in Hong Kong may take. See “Prospectus Summary - Recent Regulatory Development in the PRC” beginning on page 12 and “Risk Factors – Risks Relating to Doing Business in the Jurisdictions in which we Operate” beginning on page 18.

There are significant legal and operational risks associated with being based in or having the majority of operations in Hong Kong, including that changes in the legal, political and economic policies of the Chinese government, the relations between China and the United States, or Chinese or U.S. regulations may materially and adversely affect our business, financial condition and results of operations. Any such changes could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors, and could cause the value of our securities to significantly decline or become worthless.

The Holding Foreign Companies Accountable Act, or HFCA Act was enacted on December 18, 2020. The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the Public Company Accounting Oversight Board of the United States (the “ PCAOB”) for three consecutive years beginning in 2021, the SEC shall prohibit the company’s shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States. Our auditor, JP Centurion & Partners PLT, the independent registered public accounting firm that issues the audit report included in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess JP Centurion & Partners PLT’s compliance with applicable professional standards. JP Centurion & Partners PLT is headquartered in Malaysia and has been inspected by the PCAOB on a regular basis, with the last inspection in 2020. Therefore, we believe that, as of the date of this prospectus, our auditor is not subject to the PCAOB determinations. See “Risk Factors — Risks Related to Our Securities and this Offering — Our Ordinary Shares may be prohibited from being traded on a national exchange under the HFCA Act if the PCAOB is unable to inspect our auditors for three consecutive years beginning in 2021” on page 11. On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong completely, consistent with U.S law. It includes three provisions that, if abided by, would grant the PCAOB complete access for the first time: (1) the PCAOB has sole discretion to select the firms, audit engagements and potential violations it inspects and investigates – without consultation with, nor input from, Chinese authorities; (2) procedures are in place for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed; and (3) the PCAOB has direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates. However, there can be no assurance that China will abide by the Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China and that on-site inspections and investigations of firms headquartered in mainland China and Hong Kong will occur and allows for full and timely access to information.

The Company holds all of the equity interests in its Hong Kong subsidiaries through subsidiaries incorporated in the British Virgin Islands, or BVI. As we have a direct equity ownership structure, we do not have any agreement or contract between our Company and any of its subsidiaries that are typically seen in a variable interest entity structure. Within our direct equity ownership structure, funds from foreign investors can be directly transferred to our Hong Kong subsidiaries by way of capital injection or in the form of a shareholder loan from the Company following this offering. As a holding company, we may rely on dividends and other distributions on equity paid by our Operating Subsidiaries for our cash and financing requirements. We are permitted under the laws of the Cayman Islands and our memorandum and articles of association (as amended from time to time) to provide funding to our Operating Subsidiaries incorporated in Hong Kong through loans and/or capital contributions. Our Operating Subsidiaries are permitted under the laws of Hong Kong to issue cash dividends to us without limitation on the size of such dividends. However, if any of our Operating Subsidiaries incur debt on their own behalf, the instruments governing such debt may restrict their ability to pay dividends. As of the date of this prospectus, our Operating Subsidiaries have not encountered difficulties or limitations with respect to their respective abilities to transfer cash between each other. They do not maintain formal cash management policies or procedures with respect to the size or means of such transfers. There can be no assurance that the PRC government will not restrict or prohibit the flow of cash in or out of Hong Kong. Until recently, we previously had not declared or paid any dividends or made any transfers of assets among us or our Operating Subsidiaries. On June 27, 2022, however, we approved, declared and distributed a special dividend of HK$22 million (approximately US$2.8 million) to our shareholders. This special dividend was mainly distributed the retained profits accumulated from prior years and was paid to offset against the amount due from related parties. Please refer to the financial statements of Healthy Green Group Holding Limited including “Note 17 – “Dividend” on page F-19 for further details. Apart from this special dividend distribution, we intend to retain all available funds and future earnings, if any, for operation and business development and do not anticipate declaring or pay any dividends in the foreseeable future. For additional information, see “Dividend Policy,” “Selected Consolidated Financial and Other Data” and “Consolidated Statements of Changes in Shareholders’ Equity” in the Report of Independent Registered Public Accounting Firm.

Upon completion of this offering, WKW Investment and CFT Investment (the “Controlling Shareholders”), will be the beneficial owners of an aggregate of [●] Ordinary Shares and [●] Ordinary Shares, respectively, which will represent [●]% and [●]%, respectively, of the then total issued and outstanding Ordinary Shares. As a result, we will be a “controlled company” within the meaning of the Nasdaq Stock Market Rules and therefore eligible for certain exemptions from the corporate governance requirements of the Nasdaq Capital Market listing rules. If we cease to be a foreign private issuer, we intend to rely on these exemptions. Furthermore, the Controlling Shareholders will be able to exert significant control over our management and affairs, including approval of significant corporate transactions. For additional information, see “Risks Related to Our Securities and this Offering” - “Our Controlling Shareholders have substantial influence over the Company.”

	Per Share		Total(3)
Offering price(1)	US$	[●]	US$	[●]	(4)
Underwriting discounts(2)	US$	[●]	US$	[●]
Proceeds to the Company before expenses(3)	US$	[●]	US$	[●]
Proceeds to the Selling Shareholders	US$	[●]	US$	[●]

(1) Initial public offering price per share is assumed to be US$[●].

(2) We have agreed to pay the underwriters a discount/commission equal to 7.5% of the initial offering price, provided that the underwriters shall be entitled to 3.5% of the initial offering price for any offering proceeds raised from purchasers referred by the Company. We have also agreed to issue warrants to the Representative, or the Representative’s Warrants, to purchase a number of Ordinary Shares equal to 5% of the Ordinary Shares sold in this public offering. The Representative’s Warrants will be exercisable at an exercise price per Ordinary Share equal to 120% of the public offering price during the period commencing six (6) months from the effective date of this registration statement and ending five years after the effective date of this registration statement. For a description of the other compensation to be received by the underwriters, see “Underwriting” beginning on page 94.

(3) Excludes fees and expenses payable to the underwriters. See “Underwriting – Discounts, Commission and Expenses” on page 94.

(4) Includes US$[●] gross proceeds from the sale of [●] Ordinary Shares offered by our Company and US$[●] gross proceeds from the sale of [●] Ordinary Shares offered by the Selling Shareholders (as to [●] Ordinary Shares by WKW Investment and [●] Ordinary Shares by CFT Investment).

This offering is being conducted on a firm commitment basis. If we complete this offering, net proceeds will be delivered to the Selling Shareholders and to us on the closing date. The underwriters expect to deliver the Ordinary Shares to the purchasers against payment therefor on or about [●] 2022.

Neither the United States Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should not assume that the information contained in the registration statement of which this prospectus is a part is accurate as of any date other than the date hereof, regardless of the time of delivery of this prospectus or of any sale of the Ordinary Shares being registered in the registration statement of which this prospectus forms a part.

No dealer, salesperson or any other person is authorized to give any information or make any representations in connection with this offering other than those contained in this prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which the offer or solicitation is not authorized or is unlawful.

EF HUTTON

division of Benchmark Investments, LLC

The date of this prospectus is [●], 2022

Until           , 2022 (the 25th day after the date of this prospectus), all dealers that effect transactions in these Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

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ABOUT THIS PROSPECTUS

Neither we, the Selling Shareholders nor any of the underwriters have authorized anyone to provide you with any information or to make any representations other than as contained in this prospectus or in any related free writing prospectus. Neither we, the Selling Shareholders nor the underwriters take responsibility for, nor provide any assurance about the reliability of, any information that others may give you. This prospectus is an offer to sell only the securities offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the securities. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: neither we nor the Selling Shareholders nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Ordinary Shares and the distribution of this prospectus outside the United States.

We obtained statistical data, market data and other industry data and forecasts used in this prospectus from market research, publicly available information and industry publications. While we believe that the statistical data, industry data, forecasts and market research are reliable, we have not independently verified the data.

PRESENTATION OF FINANCIAL INFORMATION

Basis of Presentation

Unless otherwise indicated, all financial information contained in this prospectus is prepared and presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP” or “GAAP”).

Certain amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, amounts, percentages and other figures shown as totals in certain tables or charts may not be the arithmetic aggregation of those that precede them, and amounts and figures expressed as percentages in the text may not total 100% or, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

Financial Information in U.S. Dollars

Our reporting currency is the Hong Kong dollar. This prospectus also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Hong Kong dollars into U.S. dollars were made at HK$7.8483 to US$1.00, the exchange rate set forth in the H10 statistical release of the Federal Reserve Board on June 30, 2022. We make no representation that the Hong Kong dollar or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Hong Kong dollars, as the case may be, at any particular rate or at all.

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MARKET AND INDUSTRY DATA

Certain market and industry data included in this prospectus were obtained from independent third-party surveys, market research, publicly available information, reports of governmental agencies and industry publications and surveys. All market and industry data used in this prospectus involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although we believe the information from industry publications and other third-party sources included in this prospectus is reliable, such information is inherently imprecise. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that relate to our current expectations and views of future events. These forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry Overview” and “Business.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “believe,” “plan,” “expect,” “intend,” “should,” “seek,” “estimate,” “will,” “aim” and “anticipate” or other similar expressions, but these are not the exclusive means of identifying such statements. All statements other than statements of historical facts included in this document, including those regarding future financial position and results, business strategy, plans and objectives of management for future operations (including development plans and dividends) and statements on future industry growth are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we will file with the SEC, other information sent to our shareholders and other written materials.

These forward-looking statements are subject to risks, uncertainties and assumptions, certain of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Risk Factors” and the following:

●	our business and operating strategies and our various measures to implement such strategies;

●	our operations and business prospects, including development and capital expenditure plans for our existing business;

●	changes in policies, legislation, regulations or practices in the industry and place in which we operate that may affect our business operations;

●	our financial condition, results of operations and dividend policy;

●	changes in political and economic conditions and competition in the area in which we operate, including a downturn in the general economy;

●	the regulatory environment and industry outlook in general;

●	future developments in the organic and healthy foods market and actions of our competitors;

●	catastrophic losses from man-made or natural disasters, such as fires, floods, windstorms, earthquakes, diseases, epidemics, other adverse weather conditions or natural disasters, war, international or domestic terrorism, civil disturbances and other political or social occurrences;

●	the loss of key personnel and the inability to replace such personnel on a timely basis or on terms acceptable to us;

●	the overall economic environment and general market and economic conditions in Hong Kong;

●	our ability to execute our strategies;

●	changes in the need for capital and the availability of financing and capital to fund those needs;

●	our ability to anticipate and respond to changes in consumer performances, tastes and trends; and

●	legal, regulatory and other proceedings arising out of our operations.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results or performance may be materially different from what we expect.

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CONVENTIONS THAT APPLY TO THIS PROSPECTUS

“Memorandum of Association” or “Memorandum”	the amended and restated memorandum of association of our Company adopted on April 14, 2022, and as supplemented, amended or otherwise modified from time to time, a copy of which is filed as Exhibit [●] to this registration statement;

“Articles of Association”

the amended and restated articles of association of our Company adopted on April 14, 2022, as amended from time to time, a copy of which is filed as Exhibit 3.1 to this registration statement filed with the SEC on [●];

“Business day”	a day (other than a Saturday, Sunday or public holiday in the U.S.) on which licensed banks in the U.S. are generally open for normal business to the public;

“BVI”	the British Virgin Islands;

“CAGR”	compound annual growth rate;

“CFT Investment”	CFT Investment Holding Limited, a BVI business company incorporated in the BVI with limited liability on December 20, 2018, which is wholly owned by Ms. Cheuk;

“China” or the “PRC”	the People’s Republic of China, excluding, for the purpose of this prospectus only, Hong Kong, Macau and Taiwan;

“Controlling Shareholders”	CFT Investment and WKW Investment;

“Companies Act”	the Companies Act (as revised) of the Cayman Islands, as amended, supplemented or otherwise modified from time to time;

“Companies Ordinance”	the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time;

“Company” or “our Company”	Healthy Green Group Holding Limited, an exempted company incorporated in the Cayman Islands as an exempted company with limited liability on December 24, 2018;

“Director(s)”	the director(s) of our Company;

“ERP”	enterprise resource planning, a modular software system adopted to monitor inventory levels and minimize incidences of overstocking;

“Exchange Act”	Securities Exchange Act of 1934, as amended;

“FINRA”	Financial Industry Regulatory Authority, Inc.;

“Food Factory”	our food production facility in operation located at Kwai Chung, Hong Kong;

“Frost & Sullivan”	Frost & Sullivan Limited, an independent business consulting firm;

“Frost & Sullivan Report”	the market research report commissioned by us and prepared by Frost & Sullivan;

“GDD Hong Kong”	Greendotdot.com Limited, a company incorporated in Hong Kong with limited liability on April 14, 2000, which is an indirect wholly owned subsidiary of our Company;

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“GDD Retail”	GDD Retail Holding Limited, a BVI business company incorporated in the BVI with limited liability on December 20, 2018, which is a direct wholly owned subsidiary of our Company;

“GDP”	gross domestic product;

“GMO”	genetically modified organism, an organism whose genome has been altered by the techniques of genetic engineering;

“Group,” “our Group,” “we” or “us”	our Company and our subsidiaries, including our Operating Subsidiaries;

“HACCP”	hazard analysis critical control point, a management system in which food safety is addressed through the analysis and control of biological, chemical and physical hazards from raw material production, procurement, manufacturing, distribution and consumption of the finished product;

“HK$,” “Hong Kong dollars” “HK dollars” or “HKD”	Hong Kong dollars, the lawful currency of Hong Kong;

“Hong Kong” or “HK”	the Hong Kong Special Administrative Region of the PRC;

“Independent Third Party(ies)	“a person or company who or which is independent of and is not a 5% beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of, does not control and is not controlled by or under common control with any 5% owner and is not the spouse or descendant (by birth or adoption) of any 5% beneficial owner of the Company;

“IRC”	United States Internal Revenue Code of 1986, as amended;

“ISO”	an abbreviation for a series of quality management and quality assurance standards published by International Organization for Standardization, a non-government organization based in Geneva, Switzerland, for assessing the quality systems of business organizations;

“ISO 22000:2005”	an international standard which addresses food safety management;

“Kampery Development”	Kampery Development Limited, a company incorporated in Hong Kong with limited liability on June 27, 1989, which is wholly owned by Mr. Wong;

“Kampery F&B”	Kampery F&B Services Limited, a company incorporated in Hong Kong with limited liability on August 13, 1997, which is a subsidiary of Kampery Development;

“Linden Tree”	Linden Tree Consultancy Limited, a company incorporated in Hong Kong with limited liability on May 20, 2013, which is an indirect wholly owned subsidiary of our Company;

“Listing”	the listing of the Ordinary Shares on the Nasdaq Capital Market or other national securities exchange;

“Mr. Cui”	Mr. Cui Qing, an Independent Third Party;

“Mr. Wong”	Mr. Wong Ka Wo, Simon, Chairman, Executive Director and a Controlling Shareholder of our Company;

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“Ms. Cheuk”	Ms. Cheuk Fung Ting, Chief Executive Officer, Executive Director and a Controlling Shareholder of our Company;

“MTR”	mass transit railway in Hong Kong;

“Nasdaq”	Nasdaq Capital Market;

“OG Wholesales”	OG Wholesales Holding Limited, a BVI business company incorporated in the BVI with limited liability on December 20, 2018, which is a direct wholly owned subsidiary of our Company;

“Operating Subsidiaries”	Organic Gardens, GDD Hong Kong and Linden Tree;

“Ordinary Shares”	share(s) with par value of US$0.001 per share in the share capital of our Company;

“Organic Gardens”	Organic Gardens International Limited, a company incorporated in Hong Kong with limited liability on March 3, 1999, which is an indirect wholly owned subsidiary of our Company;

“POS”	point of sale, the point where a transaction is finalized or the moment where a customer tenders payment in exchange for goods and services;

“Regulation S”	Regulation S under the U.S. Securities Act;

“RMB” or “Renminbi”	Renminbi, the lawful currency of the PRC;

“Sarbanes Oxley Act”	The Sarbanes-Oxley Act of 2002;

“SEC”	the United States Securities and Exchange Commission;

“Selling Shareholders”	collectively WKW Investment and CFT Investment (as to [●] Ordinary Shares by WKW Investment and [●] Ordinary Shares by CFT Investment);

“Task Wing”	Task Wing Enterprises Limited, a company incorporated in Hong Kong with limited liability on July 7, 1992, which is wholly-owned by Mr. Wong;

“Track Record Period”	the period comprising the two years ended December 31, 2020 and 2021 and the six months ended June 30, 2022;

“Unicorn”	Unicorn Strategies Management Limited, a company incorporated in the BVI and wholly- owned by an Independent Third Party;

“U.S.,” “United States” or “US”	the United States of America;

“US$” or “U.S. dollars”	United States dollars, the lawful currency of the United States of America;

“U.S. GAAP”	the generally accepted accounting principles in the United States of America;

“U.S. Securities Act”	the United States Securities Act of 1933, as amended; and

“WKW Investment”	WKW Investment Limited, a BVI business company incorporated in the BVI with limited liability on December 20, 2018 and wholly-owned by Mr. Wong.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that may be important to you, and we urge you to read this entire prospectus carefully, including the “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our consolidated financial statements and notes to those statements, included elsewhere in this prospectus, before deciding to invest in our Ordinary Shares. This prospectus includes forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements.”

Overview

We are a Hong Kong based retailer principally engaged in the sale of natural and organic food under our “Greendotdot” brand. Our Group’s history can be traced back to 1999 when Mr. Wong and Ms. Cheuk started the business of marketing natural and organic foods. The same year, we launched our first retail store with the objective to introduce quality products from local and overseas suppliers to our customers. Over the years, we have been building our “Greendotdot” brand by sourcing, procuring, marketing and selling a wide variety of quality products, which can be broadly classified into (i) packaged foods; (ii) fresh foods; (iii) frozen foods; and

(iv) other products such as honey, beverages, edible oils, seasonings and other non-food items.

We offer a diversified portfolio of over 600 products sourced from over 150 suppliers, which we market through established sales channels including 23 retail stores in Hong Kong under our brand “Greendotdot” as of June 30, 2022. The retail stores are strategically located in Metrorail stations, residential areas, or shopping complexes, which are prime locations with high pedestrian traffic. Other established sales channels include our online sales platforms, exhibitions and through supermarkets and department stores, and wholesale sales to bulk-purchase customers.

According to the Frost & Sullivan Report, our Group ranked as the second largest natural and organic food retail chain in Hong Kong in terms of our revenue, translating to a market share of approximately 7.9% in the natural and organic food market in Hong Kong in 2021. For the years ended December 31, 2020 and 2021 and the six-month period ended June 30, 2022, our Group’s revenue amounted to approximately HK$166,853,000, HK$159,546,000 (US$20,527,000) and HK$80,430,000 (US$10,278,000), respectively. Our net profit was approximately HK$12,427,000, HK$4,013,000 (US$516,000) and HK$1,338,000 (US$170,000) for the respective years/period.

Our Competitive Strengths

Established brand recognition and market position in the growing natural and organic food market

We believe we have a proven business track record and have established strong brand recognition. Since our establishment in 1999, our efforts have led to the recognition of our brand “Greendotdot” as a reputable brand in the market. We believe that the brand image of “Greendotdot” is associated by the public with quality and reliable natural and organic products, which we further believe has reinforced our customers’ confidence in our products. We believe our brand reputation and influence differentiate us from our competitors and have led to our popularity and customer loyalty.

With local consumers’ increasing awareness of the benefits of a healthy diet and knowledge about natural and organic foods, we believe the natural and organic food market will continue to expand. According to the Frost & Sullivan Report, the natural and organic food market in Hong Kong is expected to grow at a CAGR of approximately 13.7% and reach approximately HK$3.8118 billion by the end of 2026. With our brand recognition and customers’ confidence in our products, we believe it will place us in a favorable position to further capture demand in the growing market.

Our ability to identify and vet quality suppliers and our established relationships with existing suppliers

Our suppliers consist of brand owners and manufacturers throughout the world, as well as local suppliers in Hong Kong. In order to enrich our product range and product portfolio, we maintain relationships with our existing suppliers and proactively identify new suppliers by regularly attending international trade fairs, exhibitions and conventions, which provides us access to extensive procurement networks and diversified supplier contacts.

Our Group has implemented a stringent vetting process to assess the suitability and quality of our suppliers and we conduct business reviews and evaluations of our suppliers on a continual basis. As of June 30, 2022, we had over 150 suppliers on our approved suppliers list. Given that we have developed and maintained a diverse supplier base on our internal list of approved suppliers, we are able to predict changes in product trends effectively and capture opportunities to source a wide variety of quality and distinctive products originating from various countries. The relationships we maintain with our suppliers enable our Group to create and foster stable, long term relationships with our suppliers which contribute to the success of our Group.

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Established sales channels supported by effective marketing and promotion initiatives

We have a diversified portfolio of over 600 products available and we have established various sales channels to ensure our products reach an extensive customer base. Our sales channels include (i) retail sales via our retail stores in Hong Kong, online sales platforms and exhibitions, and (ii) wholesale sales to bulk-purchase customers. As of June 30, 2022, we operated a chain of 23 retail stores in Hong Kong under our brand “Greendotdot,” strategically located in Metrorail stations, residential areas or shopping complexes, which are prime locations with high pedestrian traffic.

In addition, we also implement multi-dimensional marketing and promotional initiatives to target a large customer base and to deepen market penetration for our products. We closely follow market information and formulate marketing and promotional strategies in order to adapt to fast changing trends in the market and customer tastes. Our marketing and promotional initiatives include placing advertisements through various media channels, including newspaper, the internet and social media. We also adopt a variety of other advertising methods, including direct mailing, joint promotions with other brands, in-store promotions and promotions at exhibitions. Moreover, we provide training for our sales personnel to ensure they are well-equipped regarding the relevant features of and health information about our products to effectively promote them to our customers.

We believe our established sales channels, supported by our effective marketing and promotional initiatives, provide us with a solid foundation to further increase the market share of our products, strengthen our brand recognition and enhance our ability to compete in the market.

Experienced management team with a proven track record

The members of our senior management team have more than 20 years of experience in the natural and organic food industry. Our Directors believe that our continued growth is attributable to the unique vision regarding market trends and vast knowledge on latest product information possessed by our experienced management team, which enable our Group to comprehend changing product trends effectively and continually. Our management team is responsible for overseeing different aspects of our operations including procurement, warehouse and transportation management, operation and marketing. The biographies of our Directors and senior management, are included herein under “Management – Executive Officers and Directors and Key Personnel.”

Our growth strategy

Our Group has formulated the following business strategies to further enhance our market position in the natural and organic food industry and to continue our business expansion:

●	Expand and reinforce our retail network by setting up new retail stores and refurbishing existing retail stores;

●	Develop our probiotic business;

●	Enhance our brand recognition;

●	Enhance our existing Food Factory;

●	Upgrade our information technology systems; and

●	Explore new business opportunities, including acquisitions.

Transfers of Cash to and From Our Subsidiaries

Until recently, we previously had not declared or paid any dividends or made any transfers of assets among us or our Operating Subsidiaries. On June 27, 2022, however, we approved, declared and distributed a special dividend of HK$22 million (approximately US$2.8 million) to our shareholders. This special dividend was mainly distributed the retained profits accumulated from prior years and was paid to offset against the amount due from related parties.

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

We are permitted under the laws of the Cayman Islands to provide funding to our Operating Subsidiaries through loans and/or capital contributions without restriction on the amount of the funds loaned or contributed.

Cayman Islands. Subject to Hong Kong law, the Companies Act and our Memorandum and Articles of Association, our Company in general meeting may declare dividends in any currency but no dividends shall be declared in excess of the amount recommended by our board of directors. Subject to a solvency test, as prescribed in the Companies Act, and the provisions, if any, of the memorandum and articles of association of an exempted company incorporated in the Cayman Islands, an exempted company incorporated in the Cayman Islands may pay dividends and distributions out of its share premium account. In addition, based upon English case law that is likely to be persuasive in the Cayman Islands, dividends may be paid out of profits.

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Hong Kong. Under Hong Kong law, dividends may only be paid out of distributable profits (that is, accumulated realized profits less accumulated realized losses) or other distributable reserves. Dividends cannot be paid out of share capital. There are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of HK dollars into foreign currencies and the remittance of currencies out of Hong Kong, nor is there any restriction on foreign exchange to transfer cash between the Company and its subsidiaries, across borders and to U.S. investors, nor are there any restrictions or limitations on distributing earnings from our business and subsidiaries to the Company and U.S. investors. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

For more information, see “Dividend Policy,” “Risk Factors”, “Summary Consolidated Financial and Data” and “Consolidated Statements of Changes in Shareholders’ Equity” in the Report of the independent registered public accounting firm.

Risks and Challenges

Investing in our Ordinary Shares involves risks. The risks summarized below are qualified by reference to “Risk Factors” beginning on page 18 of this prospectus, which you should carefully consider before making a decision to purchase Ordinary Shares. If any of these risks actually occurs, our business, financial condition or results of operations would likely be materially adversely affected. In such case, the trading price of our Ordinary Shares would likely decline, and you may lose all or part of your investment.

These risks include but are not limited to the following:

Risks Relating to Our Business

Risks and uncertainties relating to our business, beginning on page F-7 of this prospectus, include but are not limited to the following:

●	Our business depends significantly on the market recognition of our “Greendotdot” brand.

●	Our quality control system to detect defective products may fail and render the products we supply susceptible to food safety issues

●	Our market share and results of operations could be adversely affected if we are unable to respond effectively to changes in consumer preferences and needs.

Risks Relating to Our Industry

Risks and uncertainties relating to our industry, beginning on page F-7 of this prospectus, include but are not limited to the following:

●	We are susceptible to foodborne diseases and may be exposed to litigation and negative publicity which may have a material adverse effect on our business operations and financial condition.

●	We operate in a competitive market, and if we fail to compete effectively, we may lose market share and our results of operation may be adversely affected.

Risks Relating to Doing Business in the Jurisdictions in which our Operating Subsidiaries Operate

Risks and uncertainties relating to doing business in the jurisdiction in which our Operating Subsidiaries operate, beginning on page F-7 of this prospectus, include but are not limited to the following:

●	Substantially all of the Operating Subsidiaries operations are in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of such business and may intervene in or influence such operations at any time, which could result in a material change in the operations of the Operating Subsidiaries and/or the value of our Ordinary Shares. Changes in the policies, regulations, rules, and the enforcement of any such laws, rules and regulations of the Chinese government may occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory regime cannot be certain.

●	We may become subject to a variety of PRC laws and other obligations regarding data security, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition, results of operations and prospects.

●	The Hong Kong legal system is uncertain which could limit the legal protections available to our Operating Subsidiaries.

●	We may be affected by adverse changes in the political, economic, regulatory or social conditions in Hong Kong and in the countries in which we and our customers and suppliers operate.

●	We are exposed to political risks associated with conducting business in Hong Kong.

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Risks related to our securities and this Offering:

Risks and uncertainties relating to our securities and this offering, beginning on page F-7 of this prospectus, include but are not limited to the following:

●	An active trading market for our Ordinary Shares may not be established or, if established, may not continue and the trading price for our Ordinary Shares may fluctuate significantly.

●	Our Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act (the “HFCA Act”), if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect our auditors for three consecutive years beginning in 2021.

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Ordinary Shares for a return on your investment.

●	Because our public offering price per share is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

●	As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq Capital Market corporate governance listing standards.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

●	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements applicable to other public companies that are not emerging growth companies.

●	We are a foreign private issuer within the meaning of the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

●	Our Controlling Shareholders have substantial influence over the Company.

Holding Foreign Companies Accountable Act (the “HFCA Act”)

The HFCA Act was enacted on December 18, 2020. The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit the company’s shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non- inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibitions described above.

On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two years.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, PCAOB announced the PCAOB HFCA Act determinations (the “PCAOB determinations”) relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China of the PRC or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in the PRC or Hong Kong.

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Our auditor, JP Centurion & Partners PLT, the independent registered public accounting firm that issues the audit report included in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess JP Centurion & Partners PLT’s compliance with applicable professional standards. JP Centurion & Partners PLT is headquartered in Malaysia and has been inspected by the PCAOB on a regular basis, with the last inspection in 2020. Therefore, we believe that, as of the date of this prospectus, our auditor is not subject to the PCAOB determinations. See “Risk Factors — Risks Related to Our Securities and this Offering — Our Ordinary Shares may be prohibited from being traded on a national exchange under the HFCA Act if the PCAOB is unable to inspect our auditors for three consecutive years beginning in 2021” on page 11. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. We cannot assure you whether the Nasdaq Capital Market or other regulatory authorities will apply additional or more stringent criteria to us. Such uncertainty could cause the market price of our Ordinary Shares to be materially and adversely affected.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong completely, consistent with U.S law. It includes three provisions that, if abided by, would grant the PCAOB complete access for the first time: (1) the PCAOB has sole discretion to select the firms, audit engagements and potential violations it inspects and investigates – without consultation with, nor input from, Chinese authorities; (2) procedures are in place for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed; and (3) the PCAOB has direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates.

Recent Regulatory Development in the PRC

Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on certain activities in the securities market, enhancing supervision over Chinese-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement.

For example, on June 10, 2021, the Standing Committee of the National People’s Congress enacted the PRC Data Security Law, which took effect on September 1, 2021. The law requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on certain activities in the securities markets to promote the high-quality development of the capital markets, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over Chinese-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China,” or “PRC Personal Information Protection Law,” which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of China that is carried out outside of China where (1) such processing is for the purpose of providing products or services for natural persons within China, (2) such processing is to analyze or evaluate the behavior of natural persons within China, or (3) there are any other circumstances stipulated by related laws and administrative regulations.

On December 24, 2021, the China Securities Regulatory Commission (“CSRC”), together with other relevant government authorities in China issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (“Draft Overseas Listing Regulations”). The Draft Overseas Listing Regulations require that a PRC domestic enterprise seeking to issue and list its shares overseas (“Overseas Issuance and Listing”) shall complete the filing procedures of and submit the relevant information to CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in PRC seeks to issue and list its shares in the name of an overseas enterprise (“Overseas Issuer”) on the basis of the equity, assets, income or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing (“Indirect Overseas Issuance and Listing”) under the Draft Overseas Listing Regulations.

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On December 28, 2021, the CAC jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022, replacing the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operators (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, and any online platform operator who controls more than one million users’ personal information must undergo a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

Our Operating Subsidiaries may collect and store certain data (including certain personal information) from our clients, who may be PRC individuals, in connection with our business and operations and for “Know Your Customer” purposes (to combat money laundering). Given that (1) our Operating Subsidiaries are incorporated in Hong Kong or the BVI and are located in Hong Kong, (2) we have no subsidiary, VIE structure or any direct operations in mainland China, and (3) pursuant to the Basic Law of the Hong Kong Special Administrative Region (the “Basic Law”), which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong, except for those listed in Annex III of the Basic Law (which is confined to laws relating to defense and foreign affairs, as well as other matters outside the autonomy of Hong Kong), we do not currently expect the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law and the Draft Overseas Listing Regulations to have an impact on our business, operations or this offering, as we do not believe that any of our Operating Subsidiaries would be deemed to be an “Operator” that is required to file for cybersecurity review before listing in the United States, because (i) our Operating Subsidiaries were incorporated in Hong Kong and the British Virgin Islands and operate in Hong Kong without any subsidiary or variable interest entity (“VIE”) structure in mainland China and each of the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law and the Draft Overseas Listing Regulations remains unclear whether it shall be applied to a company based in Hong Kong; (ii) as of date of this prospectus, our Operating Subsidiaries have in aggregate collected and stored personal information of less than one million users; (iii) all of the data our Operating Subsidiaries have collected is stored in servers located in Hong Kong; and (iv) as of the date of this prospectus, none of our Operating Subsidiaries have been informed by any PRC governmental authority of any requirement that it files for a cybersecurity review or a CSRC review.

However, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our Operating Subsidiaries, their respective abilities to accept foreign investments and the listing of our Ordinary Shares on U.S. or other foreign exchanges. There remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If the Draft Overseas Listing Regulations are adopted into law in the future and become applicable to our Operating Subsidiaries, if any of our Operating Subsidiaries is deemed to be an “Operator,” or if the Measures for Cybersecurity Review (2021) or the PRC Personal Information Protection Law becomes applicable to our Operating Subsidiaries, the business operation of our Operating Subsidiaries and the listing of our Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review or CSRC Overseas Issuance and Listing review in the future. If the applicable laws, regulations, or interpretations change and our Operating Subsidiaries become subject to the CAC or CSRC review, we cannot assure you that our Operating Subsidiaries will be able to comply with the regulatory requirements in all respects and our current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. If our Operating Subsidiaries fail to receive or maintain such permissions or if the required approvals are denied, our Operating Subsidiaries may become subject to fines and other penalties which may have a material adverse effect on our business, operations and financial condition and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

Additionally, due to long arm provisions under the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China. We are also subject to the risks of uncertainty about any future actions the Chinese government or authorities in Hong Kong may take in this regard.

Should the Chinese government choose to exercise significant oversight and discretion over the conduct of our business, they may intervene in or influence our operations. Such governmental actions:

●	could result in a material change in our operations;

●	could hinder our ability to continue to offer securities to investors; and

●	may cause the value of our Ordinary Shares to significantly decline or be worthless.

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Corporate Information

We were incorporated in the Cayman Islands on December 24, 2018. Our registered office in the Cayman Islands is at Genesis Building, 5/F, Genesis Close, PO Box 446, Cayman Islands, KY1-1106. Our principal executive office is at Flat 2-3, 4/F, Join-In Hang Sing Centre, 2-16 Kwai Fung Crescent, Kwai Chung, New Territories, Hong Kong. Our telephone number is +852 3181 4488. Our website address is www.greendotdot.com. The information contained on our website does not form part of this prospectus. Our agent for service of process in the United States is Cogency Global Inc., 122 East 42nd Street, 18th Floor, New York, New York 10168.

Because we are incorporated under the laws of the Cayman Islands, you may encounter difficulties protecting your interests as a shareholder, and your ability to protect your rights through the U.S. federal court system may be limited. Please refer to the sections entitled “Risk Factors” and “Enforceability of Civil Liabilities” for more information.

Implications of Being a “Controlled Company”

Upon completion of this offering, WKW Investment and CFT Investment, our Controlling Shareholders, will be the beneficial owners of an aggregate of [●] Ordinary Shares and [●] Ordinary Shares, respectively, which will represent [●]% and [●]%, respectively, of the then total issued and outstanding Ordinary Shares. As a result, we will be a “controlled company” within the meaning of the Nasdaq Stock Market Rules and therefore eligible for certain exemptions from the corporate governance requirements of the Nasdaq Capital Market listing rules. If we cease to be a foreign private issuer, we intend to rely on these exemptions. In addition, our Controlling Shareholders will be able to exert significant control over our management and affairs, including approval of significant corporate transactions.

Implications of Our Being an Emerging Growth Company

As a company with less than US$1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include:

●	being permitted to provide only two years of selected financial information (rather than five years) and only two years of audited financial statements (rather than three years), in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure; and

●	an exemption from compliance with the auditor attestation requirement of the Sarbanes-Oxley Act, on the effectiveness of our internal control over financial reporting.

We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earliest of (1) the last day of the fiscal year in which the fifth anniversary of the completion of this offering occurs, (2) the last day of the fiscal year in which we have total annual gross revenue of at least US$1.07 billion, (3) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which means the market value of our Ordinary Shares that are held by non-affiliates exceeds US$700.0 million as of the prior June 30, and (4) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period. We may choose to take advantage of some, but not all, of the available exemptions. We have included two years and ten months of selected financial data in this prospectus in reliance on the first exemption described above. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock.

Implications of Our Being a Foreign Private Issuer

Upon completion of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission, or the SEC, of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither emerging growth companies nor foreign private issuers.

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In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing requirements. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing requirements of the Nasdaq Capital Market. Following this offering, we will rely on home country practice to be exempted from certain of the corporate governance requirements of the Nasdaq Capital Market, such that a majority of the directors on our board of directors are not required to be independent directors, our audit committee is not required to have a minimum of three members and neither our compensation committee nor our nomination committee is required to be comprised entirely of independent directors.

CORPORATE STRUCTURE

The chart below sets out our corporate structure as of the date of this prospectus.

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A description of our principal subsidiaries is set out below.

Organic Gardens was formed in Hong Kong as a limited liability company on March 3, 1999. Organic Gardens principally engages in wholesale and trading of natural and organic foods and the operation of the Food Factory and a warehouse in Hong Kong.

GDD Hong Kong was incorporated in Hong Kong as a limited liability company on April 14, 2000. GDD Hong Kong principally engages in retail (through retail outlets and online) of natural and organic foods in Hong Kong.

Linden Tree was formed in Hong Kong as a limited liability company on May 20, 2013. Linden Tree principally serves as the trademark holding company of our Group.

The Offering

Offering Price	The initial public offering price will be US$[●] per Ordinary Share

Ordinary Shares offered by us	[●] Ordinary Shares (or [●] Ordinary Shares if the underwriter exercises its over-allotment option to purchase such additional Ordinary Shares in full)

Over-allotment option	The underwriters have an option for a period of 45 days to purchase up to [●] Ordinary Shares from us to cover over-allotments, at a price of US$[●] per Ordinary Share

Ordinary Shares offered by the Selling Shareholders	[●] Ordinary Shares as to [●] Ordinary Shares by WKW Investment and [●] Ordinary Shares by CFT Investment

Ordinary Shares issued and outstanding prior to this offering	9,375,000 Ordinary Shares

Ordinary Shares to be issued and outstanding immediately after this offering	[●] Ordinary Shares (or [●] Ordinary Shares if the underwriter exercises its over-allotment option to purchase such additional Ordinary Shares in full)

Representative’s Warrants	We will issue warrants to the Representative, or the Representative’s Warrants, to purchase a number of Ordinary Shares equal to 5% of the Ordinary Shares sold in this public offering. The Representative’s Warrants will be exercisable at an exercise price per Ordinary Share equal to 120% of the public offering price during the period commencing six (6) months from the effective date of this registration statement and ending five years after the effective date of this registration statement.

Use of proceeds	We currently intend to use the net proceeds from this offering (i) to set up new retail stores and refurbish existing retail stores; (ii) to develop our probiotics business; (iii) to further enhance our brand recognition; (iv) to further enhance our existing Food Factory; (v) to repay interest free loans from our Controlling Shareholders for the costs and expenses incurred by our Company in connection with a listing of our Ordinary Shares; (vi) to upgrade our information technology systems; (vii) to repay bank borrowings and other loans; (viii) for business development (including acquisitions); and (ix) for working capital and general corporate purpose. We will not receive any proceeds from the sale of Ordinary Shares by the Selling Shareholders.

Dividend policy

Apart from this special dividend distribution declared on June 27, 2022, we intend to retain all available funds and future earnings, if any, for operation and business development and do not anticipate declaring or pay any dividends in the foreseeable future. See “Dividends and Dividend Policy” for more information.

Lock-up	We, each of our directors and executive officers and our principal shareholders, except for the Selling Shareholders with respect to their Ordinary Shares sold in this offering, have agreed, subject to certain exceptions, for a period of 180 days after the closing of the offering, not to, except in connection with this offering, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares or any other securities convertible into or exercisable or exchangeable for Ordinary Shares, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Ordinary Shares. See “Shares Eligible for Future Sale” and “Underwriting—Lock-Up Agreements.”

Risk factors	Investing in our Ordinary Shares involves risks. See “Risk Factors” beginning on page 18 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Ordinary Shares.

Listing	We intend to apply for the listing of the Ordinary Shares on the Nasdaq Capital Market.

Proposed trading symbol	[●]

Transfer agent	VStock Transfer, LLC, 18 Lafayette Place, Woodmere, New York 11598; telephone: 212-828-8436, toll-free: 855-9VSTOCK.

Payment and settlement	The underwriters expect to deliver the Ordinary Shares against payment therefor through the facilities of the Depository Trust Company on [●], 2022.

Unless otherwise stated, all information in this prospectus assumes (i) no exercise of the underwriter’s over-allotment option to purchase additional Ordinary Shares, and (ii) no exercise of the Representative’s Warrants.

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SUMMARY FINANCIAL DATA

You should read the following summary financial data together with our financial statements and the related notes appearing at the end of this prospectus, “Selected Consolidated Financial and Other Data,” “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We have derived the financial data for the six months ended June 30, 2022 and 2021 from our unaudited condensed financial statements appearing elsewhere in this Prospectus. We have derived the financial data for the years ended December 31, 2021 and 2020 from our audited financial statements included in this prospectus.

Results of Operations Data:

	For the six month periods ended June 30,			For the years ended December 31,
	2021	2022	2022	2020	2021	2021
	HKD’000	HKD’000	US$’000(1)	HKD’000	HKD’000	US$’000

Revenues	80,706	80,430	10,278	166,853	159,546	20,527
Net income	2,131	1,338	170	12,427	4,013	516
Net income per share attributable to ordinary shareholders	0.22	0.14	0.02	1.32	0.43	0.06
Weighted average number of Ordinary Shares outstanding	9,375,000	9,375,000	9,375,000	9,375,000	9,375,000	9,375,000

Balance Sheet Data:

	As of June 30,		As of December 31,
	2022	2022	2020	2021	2021
	HKD’000	USD’000(1)	HKD’000	HKD’000	US$’000(2)

Cash and cash equivalents	1,770	226	26,683	1,294	166
Working capital
Total assets	112,689	14,360	119,722	128,714	16,502
Total liabilities	98,649	12,571	89,033	94,012	12,055
Total shareholders’ equity	14,040	1,789	30,689	34,702	4,447

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RISK FACTORS

Investing in our Ordinary Shares is highly speculative and involves a significant degree of risk. You should carefully consider the following risks, as well as other information contained in this prospectus, before making an investment in our Company. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends and the trading price of our Ordinary Shares. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or part of your investment.

RISKS RELATING TO OUR BUSINESS

Our business depends significantly on the market recognition of our “Greendotdot” brand.

We believe that our business growth depends significantly on our brand name of “Greendotdot” and the reputation for trustworthy and quality products associated with our brand. We believe that the market recognition of our brand plays a vital role in influencing consumer decisions in purchasing our products and our continued growth will depend largely on our ability to protect and enhance the value of our brand. We have invested significant effort and resources to establish brand recognition through various channels and have received various awards and recognitions. As we continue to expand our sales network, our ability to market, protect and enhance our brand will remain critical to the success of our business. Any incident that erodes consumer trust in our brand could significantly reduce our brand value and hence affect our business, results of operations and prospects.

Our quality control system to detect defective products may fail and render the products we supply susceptible to food safety issues.

Maintaining the quality and food safety of our products is critical to our operations. Our quality control measures on food safety may not be effective at all times and/or we may be subject to product recall or product liability claims due to deficiencies in product quality, product contamination or other food safety issues. Any failure in our quality control system may lead to our Group being subject to product recalls or product liability claims if our products sold are found to be defective, unfit for consumption or causing illness. There may be circumstances that our products are rendered unfit for consumption due to food ingredient or product contamination, illegal tampering of products by unauthorized third parties or other problems arising during various stages of production, procurement, transportation or storage processes, where we may be required to recall our products. In the event there are quality or food safety issues relating to our products, we may receive complaints and even be involved in legal actions or proceedings. Additional costs may be incurred, and our results of operations and financial performance may be affected.

Our market share and results of operations could be adversely affected if we are unable to respond effectively to changes in consumer preferences and needs.

As of June 30, 2022, we offered over 600 products in our product portfolio that enables us to attract a diverse range of customers. We may fail to anticipate, identify or respond to changes in consumer preferences and needs on a timely basis, and we may be unable to gain market receptiveness and market share for our products. Consumer preferences and demands for products and brands change from time to time for various reasons, such as the emergence of competitive products and brands where our competitors may be able to introduce that are more appealing to consumers, or a general decrease in demand for certain products sold by us. Our success depends in large part on our customers’ continued perception that food made with high-quality and organic ingredients is worth the prices we charge relative to the lower costs of some of our competitors. Our inability to educate our customers about the quality of our products or their rejection of our pricing approach could result in decreased demand for our products. Any change in consumer preferences could require us to change our pricing, marketing or promotional strategies. Any change in our strategy or any failure to respond effectively to changes in consumer preferences and needs, could adversely affect our business and results of operations.

Our success depends on our key management personnel and our business may be harmed if we lose their services.

Our success depends on the ability and contribution of our key management personnel. Mr. Wong, our Chairman and Executive Director, has approximately 30 years of managerial experience in the catering industry. Ms. Cheuk, our Chief Executive Officer and Executive Director, has approximately 30 years of experience in marketing and management. See “Management” for details.

Our key management personnel possess extensive knowledge of the industry. Since the founding of our Group, our management team has built up good reputation and established amicable business relationship with our suppliers and customers. In the event that any key management personnel resigns or terminates their employment agreement, we may be unable to recruit eligible new management personnel with comparable industry experience and knowledge in a timely manner or at all. Any failure to attract, retain or motivate these key management personnel may affect our business relationships with our suppliers and customers, and hence affect our results of operations and financial performance.

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We are exposed to risks relating to the commercial real estate rental market, including unpredictable and potentially high occupancy costs.

We lease or license all the properties for our retail stores in Hong Kong. We also lease properties for our office, Food Factory and warehouse. As of June 30, 2022, we leased 25 properties for use as retail stores, office, Food Factory and warehouse in Hong Kong. Accordingly, occupancy costs account for a considerable portion of our operating expenses. For the years ended December 31, 2020 and 2021 and the six months ended June 30, 2022, our total property rental costs; which included the lease charges and variable rental payments in respect of the leased properties, amounted to approximately HK$13,786,000, HK$17,227,000 (US$2,208,800) and HK$7,700,000 (US$981,000), respectively, representing approximately 8.3%, 10.8%, and 9.6% of our revenue during the respective periods. Our substantial leased properties expose us to risks, such as increasing our vulnerability to adverse economic conditions, including but not limited to those resulting from COVID-19 and limiting our ability to obtain additional financing and reducing our cash available for other purposes. In addition, we need to compete with other competitors for quality sites in a highly competitive market for retail premises. If we are unable to secure desirable retail store locations or secure renewals of existing leases on commercially reasonable terms, our business, results of operations and ability to implement our growth strategy will be adversely affected. Notwithstanding the outbreak of COVID-19, there has been a positive impact on customers to purchase our products from our retail stores during the pandemic. In trying to achieve a zero COVID policy, the Hong Kong Government had at times imposed certain “dine out” and “dine-in hours” restrictions on the maximum number of persons and times of those who are permitted to dine at a table in a restaurant. Such precautionary measures imposed by the Hong Kong Government has led to a large number of customers avoiding dining out and as a result, has resulted in many customers purchasing our products for home dining. Report of such measures would have an adverse effect on our business results of operations and prospects.

The leases for our leased properties typically have an initial term ranging from one to three years. If such lease agreement is not renewed, or is not renewable at a reasonable rate, we will have to close or relocate our retail stores, which would eliminate the sales that the retail stores would have contributed to our revenue during the period of closure, and subject us to relocation and other costs. In addition, the revenue and any profit generated at any relocated retail store may be less than the revenue and profit previously generated at the closed retail stores and hence affecting our results of operations.

Any disruption to the supply of products, food ingredients or packaging materials could adversely affect our results of operations.

Our production requires stable supply of natural and organic food ingredients and packaging materials. Our ability to ensure consistent quality and maintain our product offerings depends upon our ability to source and procure quality products from reliable sources in accordance with the requisite standards and certifications. In particular, we rely on our suppliers to supply us food ingredients, such as grains and food powder. Some of the food ingredients we used are imported from overseas countries and may be subject to various regulatory requirements, procedures and import duties. We may experience shortages in the supply of certain food ingredients in the future due to various unforeseeable events including detrimental climate conditions worldwide, such as typhoons, hurricanes, snow storms, heavy rains and droughts, which could materially and adversely affect our production and results of operations. We experienced shipment delays for certain products as global shipping logistics had at times been affected by the COVID-19 pandemic.

Climate change risk can create food shortages or increases in food costs, which can adversely affect our operations and profitability.

A key part of our business is the supply of quality foods that meet our requirements at prices that remain attractive to us. This means we need to achieve favorable commercial terms with our suppliers and ensure there is an uninterrupted supply chain. If there is an interruption to food supply or a food shortage on a local or global scale resulting from climate change, including drastic inclement weather conditions, this could reduce the availability of food and increase the pricing of the food chain supplies that we use to run our operations. Extreme weather due to climate change can lead to epidemics as well as business disruptions. Climate change events can result in the disruption of the continued functioning of infrastructures, such as the transportation network and utilities. For example, drought can result in increases in food prices and food shortages. Enterprises are increasingly focused on managing risks arising from climate change and compliance with relevant laws and regulations. As countries worldwide undertake to lower greenhouse gas emissions, businesses relating to food production may be increasingly subject to regulatory requirements relating to reduced emissions, including carbon tax and other emission reduction targets. Such new regulations can lead to increased costs of producing food. The inflation in food prices due to the effects of climate change and increases in fuel and transportation costs may make our food ingredient costs increase significantly. Alternatively, we may be unwilling to pass these increased costs on to our customers, which would decrease our profit margins. Moreover, we may lose our competitiveness if the prices of our products increase significantly. In the past 12 months, we have experienced an approximate 3% to 5% increase in the costs of food. In either case, this could have a material adverse effect on our business, results of operations and financial condition.

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Our operations may be adversely affected by the disruption of logistics services or poor handling of products by third party logistics service providers.

We rely on third party logistics service providers to provide a range of transportation and logistics services, including delivery of products, some of which are perishable, to our retail stores, Food Factory, warehouse and/or our customers. Any failure to provide on-time delivery, or failure to maintain our products in good condition during delivery may have a material adverse impact on our business operations and our reputation. In such event, we may be unable to seek full recourse against the logistics service providers in default under the terms of the service contracts or enforce in full any judgements obtained.

Significant portions of our inventory are perishable and vulnerable to spoilage and other loss.

Our operations involve storage and stocking of a wide range of products with limited shelf life, including fresh fruits and vegetables. Due to unexpected material fluctuations or abnormalities in the supply and demand of our products or change in consumers’ preferences or introduction of new products in the market, we may experience decrease in demand and overstocking of our products. Our products may also be returned by our customers in large quantities due to, among other things, product quality issues or delayed or incorrect delivery, resulting in shelving of products that may increase the risk of obsolescence.

In addition, certain of our products require specific handling throughout the supply chain. For instance, temperature control is required in our retail stores or during the transportation of frozen foods in order to maintain the safety and quality of such products. Any unexpected and adverse changes in the optimal storage conditions or poor handling of products may cause damage or result in deterioration or contamination to our products. As such, any of the aforesaid events may result in an increased risk of inventory obsolescence.

Our business operations could be adversely affected by labor shortages or increase in staff costs.

We believe hiring, training and retaining qualified employees are critical to our success. The nature of our business generally requires the sales personnel at our retail stores to have sufficient knowledge to promote our products to customers. We also need employees to station at our warehouse facilities to receive delivery of products from our suppliers, manage our inventory and repackage certain food items. Any difficulty to employ and retain experienced sales personnel in retail stores and employees in warehouses may have a material adverse impact on our overall operations. When there is a shortage of labor in the market and the implementation of the statutory minimum wage policy, we may be required to pay higher wages to compete for suitable and qualified employees which could result in higher staff costs. We cannot assure that we will be able to hire and retain sufficient suitable employees and/or shift the burden of increased staff costs to our customers, in which case our profit margins and results of operations may be adversely affected. Material labor shortages could have a material and adverse effect on our business, results of operations and prospects.

Any failure to obtain or renew approvals, licenses and permits required for our operations could materially and adversely affect our business and results of operations.

Our business is regulated by various laws and regulations in Hong Kong, which, among other things, require us to complete certain registrations and to obtain various licenses and certificates for our operations. For details, see “Regulatory Environment.”

Most of the licenses needed for our operations are subject to examinations or verifications by relevant authorities and are valid only for a fixed period of time, subject to renewal and accreditation. Compliance with the relevant laws and regulations may require substantial expenses, and any non-compliance of such laws and regulations may expose us to liabilities. In case of any non-compliance, we may have to incur significant expenses and divert substantial management time to remedy any deficiencies. We may experience difficulties or failures in obtaining the necessary approvals, licenses and permits for our new retail stores. In addition, there can be no assurance that we will be able to obtain or renew all of the approvals, licenses and permits required for our existing business operations upon expiration in a timely manner or at all. If we cannot obtain or maintain all licenses required by us to operate our business, planned new business operations and expansion may be delayed and our ongoing business could be interrupted. We may also be subject to prosecutions and penalties.

We are subject to risk of uncertainties of our future plans to expand to new geographic areas and offer new products.

A part of our expansion plan is to expand the geographic coverage of our retail network. To implement such expansions, we intend to rent and renovate new retail stores, add equipment to new retail stores and hire additional staff to support the operations. Accordingly, our overall operating costs will increase substantially due to the anticipated rental and related cost, renovation and time cost in relation to the setting up of new retail stores and the consequential increase in the number of employees. It is expected that additional costs will be incurred for opening new retail stores. The anticipated benefits to be generated from our expansion plans, such as increase in revenue, may not be as significant as expected due to factors beyond our control, such as the general market conditions, the continued impact of COVID-19, the performance of the industry, and the economic and political environment in Hong Kong. Such factors may cause a delay in realizing the benefits of our expansion plan and hence, our financial performance, in particular our profitability, may be adversely affected. In addition, there is also no assurance that our future plans will materialize, or be completed by the predetermined timeframe, or that our objectives will be fully or partially achieved.

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Additionally, expanding into more diverse new products and offerings and increased number of products involve new risks and challenges. Our lack of familiarity with new products and services and lack of relevant user data relating to these new offerings may make it more difficult for us to anticipate user demand and preferences. We may misjudge user demand and the potential profitability of a new product or service. We may find it more difficult to inspect and control quality and ensure proper handling, storage, and delivery of new products. We may experience higher return rates on new products, user complaints about new products and services, and costly liability claims as a result of selling such products and services, any of which would harm our brand and reputation as well as our results of operations. It may be difficult for us to achieve profitability in the new product or service categories and our profit margin, if any, may be lower than we anticipate or have experienced historically, which would adversely affect our results of operations. We cannot assure you that we will be able to recoup our investments in introducing any new product and service categories.

We do not maintain backup facilities, and our business operations may be disrupted by natural disasters or events beyond our control.

We are entirely dependent upon our Food Factory located in Kwai Chung, Hong Kong, and we do not maintain backup facilities. In the event of an earthquake, fire, flood or other natural disaster, localized extended outage of critical utilities or transportation systems, terrorist attack or other events that limit our ability to operate these facilities, we may have to incur substantial additional expenses to relocate our Food Factory, repair or replace the damaged equipment or facilities. We be unable to supply products to our customers and retail stores in which case our business, results of operations and financial condition would be adversely impacted.

Our measures taken to prevent intellectual property infringement may be insufficient.

As of June 30, 2022, we had registered 24 trademarks associated with the logo and brand name of “Greendotdot” in Hong Kong and in the PRC. Any occurrence of counterfeiting or imitation could negatively impact our reputation and brand name, and could result in a reduction of our market share, cause a long-term or even permanent decline in our sales and profitability as well as increasing our administrative costs in respect of detection and enforcement of our intellectual property rights.

We consider our trademarks, brand name and other intellectual property to be material for our business. Preventing intellectual property infringement is difficult, costly and time-consuming. Continued unauthorized use of our intellectual properties by unrelated third parties may damage our reputation and brand image. The measures we have taken to protect our trademarks and other intellectual property rights may not be adequate to prevent unauthorized use of our intellectual properties by unrelated third parties. If we are unable to adequately protect our trademarks and other intellectual properties, our brand image may be harmed and our results of operations may suffer as a result.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected.

Prior to this offering, we were a private company with limited accounting personnel. Furthermore, prior to this offering, our management has performed only limited assessments of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm had not conducted an audit of our internal control over financial reporting. Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, is designed to prevent fraud.

Our failure to implement and maintain effective internal controls over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in volatility in and a decline in the market price of the Ordinary Shares.

Upon the completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. In addition, if we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting on an annual basis. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a burden on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify material weaknesses and deficiencies in our internal control over financial reporting. The Public Company Accounting Oversight Board, or PCAOB, has defined a material weakness as “a deficiency, or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim statements will not be prevented or detected on a timely basis.”

In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our Ordinary Shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud, misuse of corporate assets and legal actions under the United States securities laws and subject us to potential delisting from the Nasdaq Capital Market, to regulatory investigations and to civil or criminal sanctions.

We may be unable to detect, deter and prevent all instances of fraud or other misconduct committed by our employees or other third parties.

We are exposed to the risk of fraud or other misconduct by our employees and other third parties. Misconduct by such parties may include theft, unauthorized business transactions, bribery or breaches of applicable laws and regulations, which may be difficult to detect or prevent. We are not aware of any instances of fraud, theft or other misconduct involving employees or other third parties that had any material and adverse impact on our business and results of operations during the years ended December 31, 2020 and 2021 and the six months ended June 30, 2022. However, there is no assurance that there will not be any such instances in the future. We may be unable to prevent, detect or deter all instances of misconduct. Any misconduct committed against our interests, which may include past acts that have gone undetected or future acts, could subject us to financial losses and harm our reputation and may have a material and adverse effect on our business, financial condition, results of operations and prospects.

We may be harmed by negative publicity.

We operate in highly competitive industries, and there are other companies in the market that offer similar products. We derive most of our customers through word of mouth, and we rely on the positive feedback of our customers. Thus, customer satisfaction is critical to the success of our business as this will also result in potential referrals from our existing customers. If we fail to meet our customers’ expectations, there may be negative feedback regarding our products and/or services, which may have an adverse impact on our business and reputation. In the event we are unable to maintain a high level of customer satisfaction or any customer dissatisfaction is inadequately addressed, our business, financial condition, results of operations and prospects may also be adversely affected.

Our reputation may also be adversely affected by negative publicity in reports, publications such as major newspapers and forums, or any other negative publicity or rumors. There is no assurance that our Group will not experience negative publicity in the future or that such negative publicity will not have a material and adverse effect on our reputation or prospects. This may result in our inability to attract new customers or retain existing customers and may in turn adversely affect our business and results of operations.

The war in Ukraine could materially and adversely affect our business and results of operations.

The recent invasion by Russia and resulting outbreak of war in Ukraine resulting in economic sanctions has already affected global economic markets, including elevated commodity prices and a dramatic increase in the price of oil and gas globally. The threatened dramatic increase in food prices and shortages are a result of Ukraine and Russia being major exporters of grains and fertilizer, including potash. The uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy, including skyrocketing inflation. With major commodities such as wheat, corn, oil and natural gas surging in response to the Russian-Ukraine conflict, it’s unlikely that inflation will ease anytime soon, which could have a material adverse effect on our business and financial condition.

Russia’s recent military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect our customers’ businesses and our business, even though we do not have any direct exposure to Russia or the adjoining geographic regions. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described herein. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn also have a material adverse effect on our business, financial condition, results of operations and prospects.

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We are exposed to risks with respect to acts of war, terrorist attacks, epidemics, political unrest, adverse weather conditions and other uncontrollable events.

Unforeseeable circumstances and other factors such as power outages, labor disputes, adverse weather conditions or other catastrophes, epidemics or outbreaks of communicable diseases such as COVID-19, Severe Acute Respiratory Syndrome, Middle East Respiratory Syndrome, Ebola or other contagious diseases, may disrupt our operations and cause loss and damage to our production and processing facilities, and acts of war, terrorist attacks or other acts of violence may further materially and adversely affect the global financial markets and consumer confidence. Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations and financial condition.

Our revenue is susceptible to changes in the economic conditions and regulatory environment, social and/or political conditions, and civil disturbance or disobedience. We cannot assure that there will be no political or social unrest in the near future or that there will not be other events that could lead to widespread protests or the disruption of the economic, political and social conditions in Hong Kong. If such events persist for a prolonged period of time or that the economic, political and social conditions in Hong Kong are to be disrupted, our overall business and results of operations may be adversely affected.

Our business may also be affected by macroeconomic factors in the countries in which we operate, such as general economic conditions, market sentiment, and regulatory, fiscal and other governmental policies, all of which are beyond our control. Any such events may cause damage or disruption to our business, markets, customers and suppliers, any of which may materially and adversely affect our business, financial condition, results of operations and prospects.

Our business and operations may be materially and adversely affected in the event of a re-occurrence or a prolonged global pandemic outbreak of COVID-19.

The global pandemic outbreak of COVID-19 announced by the World Health Organization in early 2020 has disrupted our operations, and the operations of our customers and suppliers. If the development of the COVID-19 outbreak becomes more severe or if our suppliers are forced to close down their businesses after prolonged disruptions to their operations, we may experience a delay or shortage of raw materials, supplies and/or services by our suppliers, or our customers may not visit our retail locations or purchase our products. In such event, our operations may be severely disrupted, which may have a material and adverse effect on our business, financial condition and results of operations. In addition, if any of our employees are suspected of having contracted COVID-19, some or all of our employees may be quarantined and we will be required to disinfect our workplace and our facilities. In the event our employees are placed under quarantine orders, we may face a shortage of labor and our operations may be severely disrupted. Our revenue and profitability may also be materially affected if the COVID-19 outbreak continues to materially affect the overall economic and market conditions in Hong Kong and the economy slowdown and/or negative business sentiment could potentially have an adverse impact on our business and operations. We are uncertain as to when the outbreak of COVID-19 will be contained, and we cannot predict if the impact of the outbreak will be short-lived or long-lasting. If the outbreak of COVID-19 is not effectively controlled within a short period of time, our business, financial condition, results of operations and prospects may be materially and adversely affected.

RISKS RELATING TO OUR INDUSTRY

We are susceptible to foodborne diseases and may be exposed to litigation and negative publicity which may have a material adverse effect on our business operations and financial condition.

We currently import raw materials and products from Canada, Europe, the PRC, Thailand and the United States. Any outbreak of foodborne diseases in these countries may severely impair our suppliers’ ability to supply or continue to supply products which may be contaminated or otherwise unsafe due to the outbreak of diseases. Any epidemic of contagious diseases affecting humans, such as COVID-19, swine influenza, avian influenza, Africa Swine Fever, or Salmonella, might also result in unfavorable business operating conditions for our suppliers, slowdown in economic growth and overall negative business sentiment. As we rely on the continuous and stable supply of products by our suppliers and sales of products to our customers, our business and financial performance may in turn be materially and severely affected. We also experienced some short term shipment delays for certain products as global shipping logistics had at times been affected by the COVID-19 pandemic.

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Furthermore, the occurrence of such outbreaks of foodborne diseases affecting humans in countries from which we import our products may generate public concerns for their safety, influence customers’ confidence in our brand and adversely affect our reputation. Adverse publicity about the quality or health concerns of our products, regardless of whether the allegations are true, may negatively affect our business as it discourages customers to buy our products. Any incidents of foodborne illness caused by our products may even trigger litigations or disciplinary actions against us, which may expose our Group to significant liabilities, or the business suspension or cessation order by the relevant authorities if they result in decisions against us, or incur significant litigation costs to our Group regardless of the result. As such, our business, financial position and prospects may be adversely affected.

We operate in a competitive market, and if we fail to compete effectively, we may lose market share and our results of operation may be adversely affected.

The overall natural and organic food retail market is considered to be competitive and fragmented with a large quantity of individual food stores specializing in a variety of natural and organic food. The natural and organic food retail stores in Hong Kong mainly compete with store location, food quality, price and product offerings.

There is no guarantee that we will be able to maintain our competitive strengths in the future when facing changes in the market trends. Some of our existing and potential competitors may have advantages over us, in terms of product portfolio, reputation, financial resources, sourcing and distribution network. In addition, in view of the increasing awareness and acceptance of online platforms for the distribution of food products, we may also face increasing competition with new types of competitors with a different business model which enables them to reduce the reliance on different intermediaries in the supply chain and in turn enables them to offer products at relatively lower selling prices to customers. This intense competition may lead our existing or potential competitors to adopt hostile business strategies such as predatory price reductions, which may result in loss of our market share and reduced product margins if we are forced to lower our pricing in response to these pricing tactics adopted by our competitors. As such, our overall business, results of operations and financial condition may be materially and adversely affected.

RISKS RELATING TO DOING BUSINESS IN THE JURISDICTIONS IN WHICH OUR OPERATING SUBSIDIARIES OPERATE

Through long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares. Changes in the policies, regulations and rules and the enforcement of laws of the Chinese government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

Our operations are primarily located in Hong Kong and some of our suppliers are PRC companies that have shareholders or directors that are PRC individuals and some customers at our retail outlets may be PRC individuals. Due to long arm provisions under the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China. The PRC government may choose to exercise significant oversight and discretion, and the policies, regulations, rules, and the enforcement of laws of the Chinese government to which we are subject may change rapidly and with little advance notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and may be inconsistent with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	delay or impede our development;

●	result in negative publicity or increase our operating costs;

●	require significant management time and attention; and/or

●	subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

We are aware that recently the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on certain activities in the securities markets, enhancing supervision over China-based companies listed overseas using variable interest entity structures, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on a U.S. or other foreign exchange.

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The Chinese government may intervene or influence our operations at any time or may exert more control over offerings conducted overseas and foreign investment in China-based issuers, which may result in a material change in our operations and/or the value of our Ordinary Shares. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measured could materially decrease the value of our Ordinary Shares, potentially rendering them worthless.

We may become subject to a variety of PRC laws and other regulations regarding data security or securities offerings that are conducted overseas and/or other foreign investment in China-based issuers, and any failure to comply with applicable laws and regulations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

On June 10, 2021, the Standing Committee of the National People’s Congress enacted the PRC Data Security Law, which took effect on September 1, 2021. The law requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on certain activities in the securities markets and promote the high-quality development of the capital markets, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China,” or “PRC Personal Information Protection Law,” which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of China that is carried out outside of China where (1) such processing is for the purpose of providing products or services for natural persons within China, (2) such processing is to analyze or evaluate the behavior of natural persons within China, or (3) there are any other circumstances stipulated by related laws and administrative regulations.

On December 24, 2021, the China Securities Regulatory Commission (“CSRC”), together with other relevant government authorities in China issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (“Draft Overseas Listing Regulations”). The Draft Overseas Listing Regulations requires that a PRC domestic enterprise seeking to issue and list its shares overseas (“Overseas Issuance and Listing”) shall complete the filing procedures of and submit the relevant information to CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in PRC seeks to issue and list its shares in the name of an overseas enterprise (“Overseas Issuer”) on the basis of the equity, assets, income or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing (“Indirect Overseas Issuance and Listing”) under the Draft Overseas Listing Regulations.

On December 28, 2021, the CAC jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replaced the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operator (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

Our Operating Subsidiaries may collect and store certain data (including certain personal information) from our clients, who may be PRC individuals, in connection with our business and operations and for “Know Your Customer” purposes (to combat money laundering).

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These statements and regulatory actions are new, and it is highly uncertain how soon the legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our Operating Subsidiaries, their respective abilities to accept foreign investments and the listing of our Ordinary Shares on a U.S. or other foreign exchanges. There remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If the Draft Overseas Listing Regulations are adopted into law in the future and becomes applicable to our Operating Subsidiaries, if any of our Operating Subsidiaries is deemed to be an “Operator” that are required to file for cybersecurity review before listing in the United States, or if the Measures for Cybersecurity Review (2021) or the PRC Personal Information Protection Law becomes applicable to our Operating Subsidiaries, the business operations of our Operating Subsidiaries and the listing of our Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review or CSRC Overseas Issuance and Listing review in the future. If our Operating Subsidiaries become subject to the CAC or CSRC review, we cannot assure you that our Operating Subsidiaries will be able to comply with the regulatory requirements in all respects and the current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. In the event of a failure to comply, our Operating Subsidiaries may become subject to fines and other penalties which may have a material adverse effect on our business, operations and financial condition and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

If the Chinese government chooses to exert more oversight and control over securities offerings that are conducted overseas and/or foreign investment in China-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

Recent statements, laws and regulations by the Chinese government, including the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law and the Draft Overseas Listing Regulations, have indicated an intent to exert more oversight and control over securities offerings that are conducted overseas and/or foreign investments in China-based issuers. It is uncertain whether the Chinese government will adopt additional requirements or extend the existing requirements to apply to our Operating Subsidiaries located in Hong Kong. We could be subject to approval or review of Chinese regulatory authorities to pursue this offering,. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

The Hong Kong legal system is subject to uncertainties which could limit the legal protections available to our Operating Subsidiaries.

Hong Kong is a Special Administrative Region of the PRC. Following British colonial rule from 1842 to 1997, China assumed sovereignty under the “one country, two systems” principle. The Hong Kong Special Administrative Region’s constitutional document, the Basic Law, ensures that the current political situation will remain in effect for 50 years. Hong Kong has enjoyed the freedom to function with a high degree of autonomy for its affairs, including currencies, immigration and customs operations, and its independent judiciary system and parliamentary system. On July 14, 2020, the United States signed an executive order to end the special status enjoyed by Hong Kong post-1997. As the autonomy currently enjoyed may be compromised, it could potentially impact Hong Kong’s common law legal system and may, in turn, result in uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our clients.

We may be affected by adverse changes in the political, economic, regulatory or social conditions in Hong Kong and in the countries in which we and our customers and suppliers operate.

We, our customers and our suppliers are governed by the laws, regulations and government policies in each of the countries in which we and our customers and suppliers operate or into which we intend to expand our business and operations, including Hong Kong. Our business and future growth are dependent on the political, economic, regulatory and social conditions in Hong Kong and in the countries where our suppliers reside, which are beyond our control. The Hong Kong economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Economic conditions in Hong Kong are sensitive to global economic conditions. Any economic downturn, changes in policies, currency and interest rate fluctuations, capital controls or capital restrictions, labor laws, changes in environmental protection laws and regulations, duties and taxation and limitations on imports and exports in these countries may materially and adversely affect our business, financial condition, results of operations and prospects.

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We are exposed to political risks associated with conducting business in Hong Kong.

Our operations are principally based in Hong Kong. Accordingly, our business operations and financial conditions may be affected by the political and legal developments in Hong Kong. Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may adversely affect our business operations. Hong Kong is a special administrative region of the PRC, and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Since a substantial part of our operations is based in Hong Kong, any change of such political arrangements may pose immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Under the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Recently, there have been increasing concerns that Hong Kong residents and visitors will be subject to the legal system of mainland China, thereby undermining the region’s autonomy and people’s civil liberties. We cannot assure you that Hong Kong’s status as a Special Administrative Region of the PRC will continue.

RISKS RELATED TO OUR SECURITIES AND THIS OFFERING

Our Ordinary Shares may be prohibited from being traded on a national exchange under the HFCA Act if the PCAOB is unable to inspect our auditors for three consecutive years beginning in 2021.

The HFCA Act was enacted on December 18, 2020. The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit the company’s shares from being traded on a national securities exchange or in the over the counter trading market in the United States.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non- inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two years.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, PCAOB announced the PCAOB HFCA Act determinations (the “PCAOB determinations”) relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China of the PRC or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in the PRC or Hong Kong.

Our auditor, JP Centurion & Partners PLT, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. JP Centurion & Partners PLT is headquartered in Malaysia has been inspected by the PCAOB on a regular basis with the last inspection in 2020. Therefore, we believe that, as of the date of this prospectus, our auditor is not subject to the PCAOB determinations. However, the recent developments add uncertainties to our offering, and we cannot assure you whether the Nasdaq Capital Market or regulatory authorities would not apply additional and\or more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, the adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong completely, consistent with U.S law. It includes three provisions that, if abided by, would grant the PCAOB complete access for the first time: (1) the PCAOB has sole discretion to select the firms, audit engagements and potential violations it inspects and investigates – without consultation with, nor input from, Chinese authorities; (2) procedures are in place for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed; and (3) the PCAOB has direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates. However, there can be no assurance that China will abide by the Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China and that on-site inspections and investigations of firms headquartered in mainland China and Hong Kong will occur and allows for full and timely access to information.

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An active trading market for our Ordinary Shares may not be established or, if established, may not continue and the trading price for our Ordinary Shares may fluctuate significantly

We cannot assure you that a liquid public market for our Ordinary Shares will be established. If an active public market for our Ordinary Shares does not occur following the completion of this offering, the market price and liquidity of our shares may be materially and adversely affected. The public offering price for our Ordinary Shares in this offering was determined by negotiation between us and the representative of the underwriter based upon several factors, and we can provide no assurance that the trading price of our Ordinary Shares after this offering will not decline below the public offering price. As a result, investors in our Ordinary Shares may experience a significant decrease in the value of their Ordinary Shares.

We may not maintain the listing of our Ordinary Shares on the Nasdaq Capital Market which could limit investors’ ability to make transactions in our Ordinary Shares and subject us to additional trading restrictions.

We intend to list our Ordinary Shares on the Nasdaq Capital Market concurrently with this offering. In order to continue listing our shares on the Nasdaq Capital Market, we must maintain certain financial and share price levels, and we may be unable to meet these requirements in the future. We cannot assure you that our Ordinary Shares will continue to be listed on the Nasdaq Capital Market in the future. If the Nasdaq Capital Market delists our Ordinary Shares and we are unable to list our shares on another national securities exchange, we will endeavor to have our Ordinary Shares quoted on an over-the-counter market in the United States. If this were to occur, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Ordinary Shares;

●	reduced liquidity for our Ordinary Shares;

●	a determination that our Ordinary Shares are a “penny stock,” which would require brokers trading in our shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

As long as our Ordinary Shares are listed on the Nasdaq Capital Market, U.S. federal law prevents or preempts the states from regulating their sale. However, the law does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar their sale. Further, if we were no longer listed on the Nasdaq Capital Market, we would be subject to regulations in each state in which we offer our Ordinary Shares.

The trading price of our Ordinary Shares may be volatile, which could result in substantial losses to investors.

The trading price of our Ordinary Shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of the broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located in Hong Kong that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our Ordinary Shares may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings and cash flow;

●	changes in financial estimates by securities analysts;

●	additions or departures of key personnel;

●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

●	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our Ordinary Shares will trade.

In the past, shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

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If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Ordinary Shares, the market price for our shares and trading volume could decline.

The trading market for our Ordinary Shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our Ordinary Shares, the market price for our Ordinary Shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our Ordinary Shares to decline.

The sale or availability for sale of substantial amounts of our Ordinary Shares could adversely affect their market price.

Sales of substantial amounts of our Ordinary Shares in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our Ordinary Shares and could materially impair our ability to raise capital through equity offerings in the future. As of the date of this prospectus, we have 9,375,000 Ordinary Shares outstanding. The Ordinary Shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and Ordinary Shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 under the Securities Act and applicable lock-up agreements. There will be [●] Ordinary Shares outstanding immediately after this offering (or [●] Ordinary Shares if the underwriter exercises its over-allotment option to purchase such additional Ordinary Shares in full). In connection with this offering, our directors and officers named in the section “Management,” and certain shareholders have agreed not to sell any shares (excluding those Ordinary Shares sold by the Selling Shareholders) until 12 months after the date of this prospectus without the prior written consent of the underwriters, subject to certain exceptions. However, the underwriters may release these securities from these restrictions at any time. We cannot predict what effect, if any, market sales of securities held by our Controlling Shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our shares. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

Short selling may drive down the market price of our Ordinary Shares.

Short selling is the practice of selling shares that the seller does not own but rather has borrowed from a third party with the intention of buying identical shares back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the shares between the sale of the borrowed shares and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the shares to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling the shares short. These short attacks have, in the past, led to selling of shares in the market. If we were to become the subject of any unfavorable publicity, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Ordinary Shares for a return on your investment.

We currently intend to retain all of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Ordinary Shares as a source for any future dividend income. Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our securities will likely depend entirely upon any future price appreciation of our Ordinary Shares. There is no guarantee that our Ordinary Shares will appreciate in value after this offering or even maintain the price at which you purchased our Ordinary Shares. You may not realize a return on your investment in our Ordinary Shares and you may even lose your entire investment.

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Because our public offering price is substantially higher than our net tangible book value per Ordinary Share, you will experience immediate and substantial dilution.

If you purchase Ordinary Shares in this offering, you will pay substantially more than the corresponding amount paid by existing shareholders for their shares and more than our net tangible book value per share. As a result, you will experience immediate and substantial dilution of US$[●] per Ordinary Share (or [●] Ordinary Shares if the underwriter exercises its over-allotment option to purchase such additional Ordinary Shares in full), representing the difference between our net tangible book value per Ordinary Share of US$[●] as of June 30, 2022, after giving effect to the net proceeds to us from this offering, assuming no change to the number of Ordinary Shares offered by us as set forth on the cover page of this prospectus and an assumed public offering price of US$[●] per Ordinary Share (being the mid-point range of US$[●] and US$[●] per Ordinary Share). See “Dilution” for a more complete description of how the value of your investment in our Ordinary Shares will be diluted upon the completion of this offering.

You must rely on the judgment of our management as to the uses of the net proceeds from this offering, and such uses may not produce income or increase our share price.

We plan to use the net proceeds of this offering primarily: (i) to set up new retail stores and refurbish existing retail stores; (ii) to develop our probiotics business; (iii) to further enhance our brand recognition; (iv) to further enhance our existing Food Factory; (v) to repay interest free loans from our Controlling Shareholders for the costs and expenses incurred by our Company in connection with a listing of our Ordinary Shares; (vi) to upgrade our information technology systems; (vii) to repay bank borrowings and other loans; (viii) for business development (including acquisitions); and (ix) for working capital and general corporate purposes. See “Use of Proceeds.” However, our management will have considerable discretion in the application of the net proceeds received by us in this offering. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase our share price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

If we are classified as a passive foreign investment company, United States taxpayers who own our securities may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

●	At least 75% of our gross income for the year is passive income; or

●	The average percentage of our assets (determined at the end of each quarter) during the taxable year that produce passive income or that are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents, royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our securities, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

It is possible that, for our current taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. We treat our affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Material Tax Considerations — Passive Foreign Investment Company Considerations.”

Our Controlling Shareholders have substantial influence over the Company. Their interests may not be aligned with the interests of our other shareholders, and it could prevent or cause a change of control or other transactions.

As of the date of this prospectus, WKW Investment and CFT Investment (companies controlled by Mr. Wong and Ms. Cheuk, respectively) beneficially own approximately 73.19% and 17.41%, respectively, of our issued and outstanding Ordinary Shares. Upon completion of this offering, WKW Investment and CFT Investment, our Controlling Shareholders, will be the beneficial owners of an aggregate of [●] Ordinary Shares and [●] Ordinary Shares, respectively, which will represent [●]% and [●]%, respectively, of the then total issued and outstanding Ordinary Shares.

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Accordingly, our Controlling Shareholders could control the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions, including the power to prevent or cause a change in control. Without the consent of our Controlling Shareholders, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. In addition, our directors and officers could violate their fiduciary duties by diverting business opportunities from us to themselves or others. The interests of our largest shareholder may differ from the interests of our other shareholders. The concentration in the ownership of our shares may cause a material decline in the value of our Ordinary Shares. For more information regarding our principal shareholders and their affiliated entities, see “Principal and Selling Shareholders.”

We will be a “controlled company” within the meaning of the rules of Nasdaq and, as a result, will rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

Upon the completion of this offering, we will be a “controlled company” as defined under the rules of Nasdaq. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and will rely, on certain exemptions from corporate governance rules, including exemptions from the rule that a nomination and corporate governance committee composed entirely of independent directors and a compensation committee composed entirely of independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Capital Market corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Capital Market corporate governance listing standards.

As a foreign private issuer that has applied to list our Ordinary Shares on Nasdaq, we rely on provisions in the Nasdaq Capital Market corporate governance listing standards that allow us to follow Cayman Islands law with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the Nasdaq Capital Market.

For example, we are exempt from the Nasdaq Capital Market regulations that require a listed U.S. company to:

●	have a majority of the board of directors consist of independent directors;

●	require non-management directors to meet on a regular basis without management present;

●	have an independent compensation committee;

●	have an independent nomination committee; and

●	seek shareholder approval for the implementation of certain equity compensation plans and issuances of Ordinary Shares.

As a foreign private issuer, we are permitted to follow home country practice in lieu of the above requirements. Our audit committee is required to comply with the provisions of Rule 10A-3 of the Exchange Act, which is applicable to U.S. companies listed on the Nasdaq Capital Market. Therefore, we intend to have a fully independent audit, risk and compliance committee within one year from effectiveness of our initial public offering registration statement, in accordance with Rule 10A-3 of the Exchange Act. However, because we are a foreign private issuer, our audit, risk and compliance committee is not subject to additional Nasdaq Capital Market corporate governance requirements applicable to listed U.S. companies, including the requirements to have a minimum of three members and to affirmatively determine that all members are “independent,” using more stringent criteria than those applicable to us as a foreign private issuer.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our Memorandum and Articles of Association, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against our directors and us, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the English common law, which is generally persuasive authority, but is not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions of the United States. In particular, the Cayman Islands has a different body of securities laws than the United States, which provides significantly less protection to investors. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances, recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

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Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the Memorandum and Articles of Association) or to obtain copies of lists of shareholders of these companies. Our directors are not required under our Memorandum and Articles of Association to make our corporate records available for inspection by our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions, such as the U.S. Currently, we plan to rely on home country practice with respect to any corporate governance matter. Accordingly, our shareholders will be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or Controlling Shareholders than they would as shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Certain Cayman Islands Company Considerations — Differences in Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. In addition, all of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands, see “Enforcement of Civil Liabilities.” As a result of the foregoing, our shareholders may have more difficulties in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period, although we have early adopted certain new and revised accounting standards based on transition guidance permitted under such standards. As a result of this election, our future financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

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●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material non-public information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our financial results on a semi-annual basis through press releases distributed pursuant to the rules and regulations of the Nasdaq Capital Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you if you were investing in a U.S. domestic issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and, therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last Business Day of an issuer’s most recently completed second fiscal quarter. Accordingly, the next determination will be made with respect to us on June 30, 2023. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents, and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we were to lose our foreign private issuer status, we would be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We also would be required to comply with U.S. federal proxy requirements, and our officers, directors and Principal Shareholders would become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the Nasdaq Capital Market. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we do not incur as a foreign private issuer.

We will incur significantly increased costs and devote substantial management time as a result of the listing of our Ordinary Shares on the Nasdaq Capital Market.

We will incur additional legal, accounting and other expenses as a public reporting company, particularly after we cease to qualify as an emerging growth company. For example, we will be required to comply with the additional requirements of the rules and regulations of the SEC and the Nasdaq Capital Market rules, including applicable corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the number of additional costs we may incur as a result of becoming a public company or the timing of such costs.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure create uncertainty for public companies, increasing legal and financial compliance costs and make some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidelines are provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may also initiate legal proceedings against us and our business may be adversely affected.

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ENFORCEABILITY OF CIVIL LIABILITIES

Our Company is an exempted company incorporated with limited liability under the laws of the Cayman Islands. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides less protection for investors. In addition, investor may not have standing to sue Cayman Islands companies before the U.S. federal courts.

All of our current operations are conducted outside of the United States and all of our current assets are located outside of the United States, with the majority of our operations and current assets being located in Hong Kong. All of the directors and executive officers of our Company and the auditors of our Company reside outside the United States and substantially all of their assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or any such persons, or to enforce in the United States any judgment obtained in the U.S. courts against us or any of such persons, including judgments based upon the civil liability provisions of the U.S. securities laws or any U.S. state or territory.

We have appointed Cogency Global Inc., 122 East 42nd Street, 18th Floor, New York, New York 10168, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Cayman Islands

Appleby, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of the U.S. courts obtained against us or our directors or executive officers that are predicated upon the civil liability provisions of the U.S. securities laws or any U.S. state; or (ii) entertain original actions brought in the Cayman Islands against us or our directors or executive officers that are predicated upon the U.S. securities laws or the securities laws of any U.S. state.

We have been advised by Appleby that any final and conclusive judgment for a definite sum (not being a sum payable in respect of taxes or other charges of a like nature nor a fine or other penalty) and/or certain non-monetary judgments rendered in any action or proceedings brought against our Company in a foreign court (other than certain judgments of a superior court of certain states of the Commonwealth of Australia) will be recognized as a valid judgment by the courts of the Cayman Islands without re-examination of the merits of the case. On general principles, we would expect such proceedings to be successful provided that the court which gave the judgment was competent to hear the action in accordance with private international law principles as applied in the Cayman Islands and the judgment is not contrary to public policy in the Cayman Islands, has not been obtained by fraud or in proceedings contrary to natural justice.

British Virgin Islands

We have been advised by Appleby that neither the Reciprocal Enforcement of Judgments Act (1922) or the Foreign Judgments (Reciprocal Enforcement) Act (1964) applies to judgments from courts in the United States, and therefore any final and conclusive monetary judgment from courts in the United States (foreign court) for a definite sum against the Company based upon any document may be the subject of enforcement proceedings in the courts of the British Virgin Islands under the common law doctrine of obligation by action on the debt evidenced by the judgment of such competent foreign court. A final opinion as to the availability of this remedy should be sought when the facts surrounding the foreign court’s judgment are known, but, on general principles, we would expect such proceedings to be successful provided that:

(a)	the foreign court had jurisdiction in the matter and the Company either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process;

(b)	the judgment given by the foreign court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations;

(c)	the judgment was not obtained by fraud;

(d)	recognition or enforcement of the judgment would not be contrary to British Virgin Islands public policy; and

(e)	the proceedings pursuant to which judgment was obtained were not contrary to natural justice.

Hong Kong

Robertsons, our counsel as to Hong Kong law, has advised us that there is currently no arrangement providing for the reciprocal enforcement of judgements between Hong Kong and the United States, as such judgments of United States courts will not be directly enforced in Hong Kong. However, under common law, a foreign judgment (including one from federal or state court in the United States) obtained against the Company may generally be treated by the courts of Hong Kong as a cause of action in itself and sued upon as a debt between the parties. In a common law action for enforcement of a foreign judgment, the judgment creditor has to prove that (a) the judgment is in personam; (b) the judgment is in the nature of a monetary award; (c) the judgment is final and conclusive on the merits and has not been stayed or satisfied in full; and (d) the judgement is from a court of competent jurisdiction. The defenses available to the defendant in a common law action for enforcement of a foreign judgment include breach of natural justice, fraud and contrary to public policy of Hong Kong. In order to enforce the foreign judgement at common law, fresh proceedings must be initiated in Hong Kong, which involves issuing a Writ of Summons and Statement of Claim attaching the foreign judgment as proof of the debt.

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USE OF PROCEEDS

We expect to receive approximately US$[●] (or US$[●] million if the underwriters exercise their over-allotment option to purchase additional Ordinary Shares in full), of net proceeds from this offering after deducting underwriting discounts and commissions and estimated offering expenses of approximately US$[●] payable by us. We will not receive any proceeds from the sale of Ordinary Shares by the Selling Shareholders.

We currently intend to use:

(i)	[●]%, or approximately US$[●] to set up new retail stores and to refurbish existing retail stores;

(ii)	[●]%, or approximately US$[●] to develop our probiotic business;

(iii)	[●]%, or approximately US$[●] to further enhance our brand recognition;

(iv)	[●]%, or approximately US$[●] to further enhance our existing Food Factory;

(v)	[●]%, or approximately US$[●] to upgrade our information technology systems;

(vi)	[●]%, or approximately US$[●] to repay interest free loans made to us by our Controlling Shareholders, for costs and expenses incurred by our Company in connection with a listing of our Ordinary Shares and for general working capital and corporate purpose;

(vii)	[●]%, or approximately US$[●] for repayment of bank borrowings and other loans;

(viii)	[●]%, or approximately US$[●] for business development (including acquisitions); and

(ix)	[●]%, or approximately US$[●] for working capital and other general corporate purposes.

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CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2022:

●	on an actual basis; and

●	on an as adjusted basis to reflect (i) the above; and (ii) the issuance and sale of [●] Ordinary Shares by us in this offering at an initial public offering price of US$[●] per Ordinary Share after deducting underwriting discounts and estimated offering expenses payable by us.

The as adjusted information below is illustrative only, and our capitalization following the completion of this offering is subject to adjustment based on the actual net proceeds to us from the offering. You should read this table in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2022
Shareholders’ Equity	Actual	Pro Forma		As adjusted

Ordinary shares U.S.$0.001 par value per share; 100,000,000 authorized as of June 30, 2022; [●] Ordinary Shares issued and outstanding on an actual basis, [●] Ordinary Shares issued and outstanding on a pro forma basis and [●] Ordinary Shares outstanding on an as adjusted basis (assuming [●] Ordinary Shares to be issued in this offering)	$73,000	$	[●]	$	[●]
Additional paid-in capital			[●]		[●]
Retained earnings	12,629,000		[●]		[●]
Net income	1,338,000		[●]		[●]
Total Shareholders’ Equity	13,967,000		[●]		[●]
Total Capitalization	$14,040,000	$	[●]	$	[●]

The number of our Ordinary Shares to be outstanding after this offering is based on [●] Ordinary Shares outstanding as of [●], 2022 and excludes any exercise by the underwriters of the over-allotment option to purchase up to [●] Ordinary Shares in connection with this offering or exercise of the Representative’s Warrants for [●] Ordinary Shares.

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DIVIDENDS AND DIVIDEND POLICY

No dividends were paid by the companies comprising our Group for the years ended December 31, 2020 and 2021. However, on June 27, 2022, the Company distributed a special dividend of HK$22,000,000 (US$2,803,130) to the shareholders to offset against the amounts due from the related parties. There is no guarantee that the Company will further declare and pay dividends in the foreseeable future.

We have adopted a dividend policy, according to which our Board shall take into account, among other things, the following factors when deciding whether to propose a dividend and in determining the dividend amount: (a) operating and financial results; (b) cash flow situation; (c) business conditions and strategies; (d) future operations and earnings; (e) taxation considerations; (f) interim dividends paid, if any; (g) capital requirements and expenditure plans; (h) interests of shareholders; (i) statutory and regulatory restrictions; (j) any restrictions on payment of dividends; and (k) any other factors that our Board may consider relevant. The payment of dividends, in certain circumstances is also subject to the approval of our shareholders, the Companies Act and our Articles of Association as well as any other applicable laws. Currently, we do not have any predetermined dividend distribution ratio.

Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. In addition, we are a holding company and depend on the receipt of dividends and other distributions from our subsidiaries to pay dividends on our Ordinary Shares.

There are no foreign exchange controls or foreign exchange regulations under current applicable laws of the various places of incorporation of our significant subsidiaries that would affect the payment or remittance of dividends. As a holding company, we may rely on dividends and other distributions on equity paid by our Operating Subsidiaries for our cash and financing requirements. We are permitted under the laws of the Cayman Islands and our memorandum and articles of association (as amended from time to time) to provide funding to our Operating Subsidiaries incorporated in Hong Kong through loans or capital contributions. Our Operating Subsidiaries are permitted under the respective laws of Hong Kong to provide funding to us through dividend distribution without restrictions on the amount of the funds. If any of our Operating Subsidiaries incur debt on their own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. As of the date of this prospectus, our Operating Subsidiaries have not experienced any difficulties or limitations on their ability to transfer cash between each other; nor do they maintain cash management policies or procedures dictating the amount of such funding or how funds are transferred. There can be no assurance that the PRC government will not intervene or impose restrictions to prevent the cash maintained in Hong Kong from being transferred out or restrict the deployment of the cash into our business or for the payment of dividends. During the years ended December 31, 2021, and 2020, we did not declare or pay any dividends and there were no transfer of assets among us or our Operating Subsidiaries. Until recently, on June 27, 2022, we approved, declared and distributed a special dividend of HK$22 million (approximately US$2.8 million) to our shareholders. This special dividend was mainly distributed the retained profits accumulated from prior years and was paid to offset against the amount due from related parties. Apart from this special dividend distribution, we intend to retain all available funds and future earnings, if any, for operation and business development and do not anticipate declaring or pay any dividends in the foreseeable future.

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DILUTION

Investors purchasing our Ordinary Shares in this offering will experience immediate and substantial dilution in the pro forma as adjusted net tangible book value of their Ordinary Shares. Dilution in pro forma as adjusted net tangible book value represents the difference between the initial public offering price of our Ordinary Shares and the pro forma as adjusted net tangible book value per share of our Ordinary Shares immediately after the offering.

Historical net tangible book value per share represents our total tangible assets (total assets excluding goodwill and other intangible assets, net) less total liabilities, divided by the number of outstanding Ordinary Shares. After giving effect to the sale of Ordinary Shares in this offering by the Company at an initial public offering price of US$[●] per share, after deducting US$[●] in underwriting discounts and commissions and estimated offering expenses payable by the Company of approximately US$[●], the pro forma as adjusted net tangible book value as of June 30, 2022 would have been approximately US$[●], or US$[●] per share. This represents an immediate increase in pro forma as adjusted net tangible book value of US$[●] per share to our existing stockholders and an immediate dilution of US$[●] per share to new investors purchasing Ordinary Shares in this offering.

The following table illustrates this dilution on a per share basis to new investors.

US$
Assumed initial public offering price per share
Historical net tangible book value per share as of June 30, 2022
Increase in as adjusted net tangible book value per share attributable to the investors in this offering
Pro forma net tangible book value per share after giving effect to this offering
Dilution per share to new investors participating in this offering

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SELECTED SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following summary consolidated financial data as of December 31, 2020 and 2021 and for the years ended December 31, 2020 and 2021 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated financial data as of June 30, 2022 and for the six months ended June 30, 2021 and June 30, 2022 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The summary financial data set forth below should be read in conjunction with, and are qualified by reference to, “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future period.

The following table presents our selected consolidated statements of income and comprehensive income for the years ended December 31, 2020 and 2021.

	For the year ended December 31,
	2020	2021	2021
	HKD’000	HKD’000	US$’000

Revenues	166,853	159,546	20,527
Cost of sales	(90,646)	(84,958)	(10,930)
Gross profit	76,207	74,588	9,597

Operating expenses:
Selling and marketing expenses	(43,309)	(47,306)	(6,087)
General and administrative expenses	(23,590)	(20,595)	(2,650)
Total operating expenses	(66,899)	(67,901)	(8,737)

Income from operations	9,308	6,687	860

Other income (loss):
Other income	9,349	1,526	196
Interest expense	(1,094)	(1,011)	(130)
Other gains (losses), net	(2,523	(2,649)	(341)
Total other income (loss)	5,732	(2,134)	(275)

Income before tax expense	15,040	4,553	585
Income tax expense	(2,613)	(540)	(69)
Net income	12,427	4,013	516

Net income per share attributable to ordinary shareholders
Basic and diluted	1.32	0.43	0.06
Weighted average number of ordinary shares used in computing net income per share
Basic and diluted	9,375,000	9,375,000	9,375,000

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The following table presents our selected consolidated statements of operations and comprehensive loss data for the six months ended June 30, 2021 and 2022.

	For the six months ended June 30,
	2021	2022	2022
	HKD’000	HKD’000	US$’000

Revenues	80,706	80,430	10,278
Cost of sales	(40,193)	(42,685)	(5,455)
Gross profit	40,513	37,745	4,823

Operating expenses:
Selling and marketing expenses	(24,853)	(24,012)	(3,069)
General and administrative expenses	(9,401)	(12,549)	(1,604)
Total operating expenses	(34,254)	(36,561)	(4,673)

Income from operations	6,259	1,184	150

Other income (loss):
Other income	372	1,628	208
Interest expense	(496)	(588)	(75)
Other gains (losses), net	(3,162)	(635)	(81)
Total other income (loss)	(3,286)	405	52

Income before tax expense	2,973	1,589	202
Income tax expense	(842)	(251)	(32)
Net income	2,131	1,338	170

Net income per share attributable to ordinary shareholders
Basic and diluted	0.22	0.14	0.02
Weighted average number of ordinary shares used in computing net income per share
Basic and diluted	9,375,000	9,375,000	9,375,000

The following table presents our selected consolidated balance sheets data as of December 31, 2020, 2021 and June 30, 2022.

	As of December 31,			As of June 30,
	2020	2021	2021	2022	2022
	HK$’000	HK$’000	US$’000	HK$’000	US$’000

Selected Consolidated Balance Sheets Data:
Cash and cash equivalents	26,683	1,294	166	1,770	226
Total current assets	84,079	91,401	11,719	78,633	10,021
Total non-current assets	35,643	37,313	4,783	34,056	4,339
Total assets	119,722	128,714	16,502	112,689	14,360
Total current liabilities	71,265	78,472	10,062	76,769	9,784
Total non-current liabilities	17,768	15,540	1,993	21,880	2,787
Total liabilities	89,033	94,012	12,055	98,649	12,571
Total shareholders’ equity	30,689	34,702	4,447	14,040	1,789

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

Overview

We are a Hong Kong based retailer principally engaged in the sale of natural and organic food under our “Greendotdot” brand. Our Group’s history can be traced back to 1999 when Mr. Wong and Ms. Cheuk started the business of marketing natural and organic foods. The same year, we launched our first retail store with the objective to introduce quality products from local and overseas suppliers to our customers. Over the years, we have been building our “Greendotdot” brand by sourcing, procuring, marketing and selling a wide variety of quality products which can be broadly classified into (i) packaged foods; (ii) fresh foods; (iii) frozen foods; and (iv) other products such as honey, beverages, edible oils, seasonings and other non-food items.

According to the Frost & Sullivan Report, our Group ranked as the second largest natural and organic food retail chain in Hong Kong in terms of our revenue, translating to a market share of approximately 7.9% in the natural and organic food market in Hong Kong in 2021. For the years ended December 31, 2020 and 2021 and the six-month period ended June 30, 2022, our Group’s revenue amounted to approximately HK$166,853,000, HK$159,546,000 (US$20,527,000) and HK$80,430,000 (US$10,278,000), respectively. Our net profit was approximately HK$12,427,000, HK$4,013,000 (US$516,000) and HK$1,338,000 (US$170,000) for the respective years/period.

Factors affecting our performance

Our results of operations have been and will continue to be affected by a number of factors, including those set out below:

The business is affected by any material change in the economic condition in Hong Kong

Our Group’s results of operations are vulnerable to the economy in Hong Kong. We sell our natural and organic food through the sales channels in Hong Kong to our end customers. We also expect to further expand in Hong Kong by opening new retail stores in the next few years. The results of operations of our Group are therefore directly affected by the demand for our customers in Hong Kong and such demand depends upon many factors, most of which are beyond our Group’s control, among others, the general economic condition in Hong Kong and the disposable income of our customers.

Product mix

We currently offer a comprehensive range of over 600 products, including (i) packaged foods; (ii) fresh foods; (iii) frozen foods; and (iv) other products. We believe our diverse product offerings enable us to capitalize on changing market trends and consumer preferences. Different products have different gross profit margins depending on factors such as purchase costs, production costs, our pricing strategy and our marketing and branding strategy. As a result, our overall gross profit margin will vary depending on product mix across different products. Our sales composition, margins and profit level have varied and may continue to vary as our product mix evolves. Our ability to expand our product offerings and the diversity of our product mix will have a significant impact on our results of operations and our competitiveness in the market. However, as market conditions may vary from time to time and the pace of such change may be so quick that the market demand may not favor our products with higher profit margin.

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Change in the cost of inventories sold

Our Group’s business is highly dependent on a sufficient supply of raw materials and finished products from our suppliers that meet our quality requirements and our financial performance is sensitive to price fluctuation of these supplies. During the years ended December 31, 2020 and 2021 and the six months ended June 30, 2022, the prices of different raw materials and finished products from our suppliers varied to different extents. For the years ended December 31, 2020 and 2021 and the six months ended June 30, 2022, the costs of inventories sold, which primarily represented the costs of products charged by our suppliers, amounted to approximately HK$77,482,000, HK$72,431,000 (US$9,287,000) and HK$36,862,000 (US$4,697,000), representing approximately 46.4%, 45.4% and 45.8% of our Group’s revenue, respectively. The raw materials and finished products purchased by us are generally determined by prevailing market conditions and subject to fluctuation in market prices. Although our Group will continue to monitor our procurement cost and implement any necessary cost control measures, the fluctuations in the price of raw materials and finished products procured may affect the profit margin of our operations.

Impact of the COVID-19 pandemic on our business and operations

Our business operations are based in Hong Kong. Due to the anti-epidemic measures implemented in Hong Kong during the COVID-19 pandemic, we have not experienced any material disruption in our business operations and there was no significant impact on our retail business given that all of our retail stores remained open with normal opening hours since the outbreak of the COVID-19.

There is no material delay in the local delivery of our products to our retail stores and our customers since the outbreak of the COVID-19. Given that there are no compensation clauses for the delay in delivery of products to customers, any unexpected delay of delivery to our customers due to the COVID-19 will not result in any penalty or compensation payable by our Group.

We observed that consumer sentiment has turned cautious under the Pandemic and the spending patterns of consumers has changed with consumers’ demand gradually shifted to food and daily necessities. In fact, the sales volume of our food products to retail customers via retail sales have been boosted especially during the critical stage of COVID-19 pandemic in Hong Kong as (i) consumers were more willing to spend on healthy products as a result of rising health awareness; (ii) some customers have resorted to panic buying and stockpiling of food and necessities; and (iii) owing to the social distancing measures such as restrictions imposed on catering premises and “Stay-Home-Safe” policy as promoted by the HKSAR Government, more people have opted to dine at home to minimize the chance of infection thereby purchasing more of our goods for take home consumption.

Business outlook

The development of the natural and organic food market in Hong Kong has very much been influenced by the western countries for the past 20 years. Given the internet boom and the uprising of social media, consumers in Hong Kong have become more aware of the food choices for health and food safety reasons, hence creating an opportunity for the natural and organic food market to grow in recent years. Currently in Hong Kong, most of the natural and organic food are imported from overseas and being sold at natural and organic food stores, supermarkets and department stores. Moreover, there are also organic farms in Hong Kong that produce organic food locally and distribute to various retailers for sale.

We are of the view that the COVID-19 pandemic is of temporary in nature and are not indication of a contraction in demand in general. With local consumers’ rising awareness in healthy diet and increasing knowledge about organic food, it generated higher demand for natural and organic food and thus driving the growth in sales of natural and organic food products. The market is predicted to recover, and more retailers are anticipated to enter the market to supply various natural and organic food to fulfil the sustaining consumers’ demand, we are going to further invest in this market and expecting more retail stores to be opened in the future to maintain our market share in Hong Kong and establish and promote our brand outside Hong Kong in the future.

42

Results of operations

The following is a summary of the consolidated statements of income of our Group as derived from our consolidated financial statements included elsewhere in this prospectus and this summary should be read in conjunction therewith.

	For the year ended December 31,			For the six months ended June 30,
	2020	2021	2021	2021	2022	2022
	HK$’000	HK$’000	US$’000	HK$’000	HK$’000	US$’000

Revenues	166,853	159,546	20,527	80,706	80,430	10,278
Cost of sales	(90,646)	(84,958)	(10,930)	(40,193)	(42,685)	(5,455)
Gross profit	76,207	74,588	9,597	40,513	37,745	4,823

Operating expenses:
Selling and marketing expenses	(43,309)	(47,306)	(6,087)	(24,853)	(24,012)	(3,069)
General and administrative expenses	(23,590)	(20,595)	(2,650)	(9,401)	(12,549)	(1,604)
Total operating expenses	(66,899)	(67,901)	(8,737)	(34,254)	(36,561)	(4,673)

Income from operations	9,308	6,687	860	6,259	1,184	150

Other income (loss):
Other income	9,349	1,526	196	372	1,628	208
Interest expense	(1,094)	(1,011)	(130)	(496)	(588)	(75)
Other gains (losses), net	(2,523)	(2,649)	(341)	(3,162)	(635)	(81)
Total other income (loss)	5,732	(2,134)	(275)	(3,286)	405	52

Income before tax expense	15,040	4,553	585	2,973	1,589	202
Income tax expense	(2,613)	(540)	(69)	(842)	(251)	(32)
Net income	12,427	4,013	516	2,131	1,338	170

Revenues

The Company has established various sales channels for its products, comprising (i) retail sales to consumers via retail stores, online sales platforms and exhibitions, through supermarkets and department stores, and (ii) wholesales to bulk-purchase customers. The following tables set out the analysis of the Company’s net revenue from external customers disaggregated by sales channels for the years ended December 31, 2020 and 2021 and six months ended June 30, 2021 and 2022:

	For the year ended December 31,			For the six months ended June 30,
	2020	2021	2021	2021	2022	2022
	HK$’000	HK$’000	US$’000	HK$’000	HK$’000	US$’000

Retail sales	149,428	144,337	18,507	72,950	72,569	9,246
Wholesales	17,425	15,209	2,020	7,756	7,861	1,032
	166,853	159,546	20,527	80,706	80,430	10,278

Our revenue decreased by approximately HK$7,307,000 or 4.4%, from approximately HK$166,853,000 for the year ended December 31, 2020 to approximately HK$159,546,000 (US$20,527,000) for the year ended December 31, 2021, primarily due to the decrease in sales volume from our sales channels during the COVID-19 pandemic as certain social distancing measures were relaxed by the HKSAR Government during year ended December 31, 2021, resulting in fewer purchases of our products as customers have more choices to have meals outside.

Our revenue decreased by approximately HK$276,000 or 0.3%, from approximately HK$80,706,000 for the six months ended June 30, 2021 to approximately HK$80,430,000 (US$10,278,000) for the six months ended June 30, 2022, primarily due to the decrease in sales volume from our retail stores as its operation had suspended for some refurbishment work during the period.

Cost of sales

The following table sets forth the breakdown of our cost of sales for the years ended December 31, 2020 and 2021 and the six months ended June 30, 2021 and 2022:

	For the year ended December 31,			For the six months ended June 30,
	2020	2021	2021	2021	2022	2022
	HK$’000	HK$’000	US$’000	HK$’000	HK$’000	US$’000

Cost of inventories	77,482	72,431	9,287	34,503	36,862	4,697
Freight and transportation expenses	4,687	4,584	588	1,782	1,538	196
Storage fees	4,744	4,982	639	2,379	2,841	362
Salaries and employee benefits expenses	1,712	1,466	188	744	675	86
Others	2,021	1,495	228	785	769	114
	90,646	84,958	10,930	40,193	42,685	5,455

43

Our cost of sales decreased by approximately HK$5,688,000 or 6.3%, from approximately HK$90,646,000 for the year ended December 31, 2020 to approximately HK$84,958,000 (US$10,930,000) for the year ended December 31, 2021, primarily due to the Group purchased less food ingredients as there was less demand for our products, as discussed above.

Our cost of sales increased by approximately HK$2,942,000 or 6.2%, from approximately HK$40,193,000 for the six months ended June 30, 2021 to approximately HK$42,685,000 (US$5,455,000) for the six months ended June 30, 2022, primarily due to the increase in the cost of inventories as the purchase costs of certain food ingredients keep rising from time to time.

Selling and marketing expenses

The following table sets forth the breakdown of our selling and marketing expenses for the years ended December 31, 2020 and 2021 and the six months ended June 30, 2021 and 2022:

	For the year ended December 31,			For the six months ended June 30,
	2020	2021	2021	2021	2022	2022
	HK$’000	HK$’000	US$’000	HK$’000	HK$’000	US$’000

Channel distribution expenses	9,145	9,490	1,217	4,410	5,203	663
Depreciation and amortization	1,282	1,077	138	631	676	86
Lease charges	12,748	16,248	2,083	8,021	6,995	891
Promotion expenses	905	1,268	162	302	9	1
Salaries and employment benefits expenses	7,893	8,774	1,125	4,364	4,290	547
Staff commission	4,805	4,369	560	2,279	2,323	296
Transportation and delivery expenses	5,178	3,858	495	2,778	2,744	350
Others	1,353	2,222	307	2,068	1,772	235
	43,309	47,306	6,087	24,853	24,012	3,069

Our selling and marketing expenses increased by approximately HK$3,997,000 or 9.2%, from approximately HK$43,309,000 for the year ended December 31, 2020 to approximately HK$47,306,000 (US$6,087,000) for the year ended December 31, 2021, primarily due to the increase in the lease charges as two new retail stores commenced business during the year and fewer rental concessions were granted by our landlords compared to the corresponding period.

Our selling and marketing expenses decreased by approximately HK$841,000 or 3.4%, from approximately HK$24,853,000 for the six months ended June 30, 2021 to approximately HK$24,012,000 (US$3,069,000) for the six months ended June 30, 2022, primarily due to the increase in the channel distribution expenses to supermarkets and department stores and offset by the decrease in the lease charges for the rental concessions were granted by landlord for our retail shops during the period ended June 30, 2022.

General and administrative expenses

The following table sets forth the breakdown of our general and administrative expenses for the years ended December 31, 2020 and 2021 and the six months ended June 30, 2021 and 2022:

	For the year ended December 31,			For the six months ended June 30,
	2020	2021	2021	2021	2022	2022
	HK$’000	HK$’000	US$’000	HK$’000	HK$’000	US$’000

Bank charges	1,834	1,716	220	835	853	109
Insurance expenses	482	454	58	286	208	27
Lease charges	481	449	58	234	120	15
Legal and professional fee	3,685	303	39	176	2,884	367
Rent and rates	431	467	60	220	261	33
Salaries and employment benefits expenses	13,518	13,227	1,696	6,037	6,949	885
Others	3,159	3,979	519	1,613	1,274	168
	23,590	20,595	2,650	9,401	12,549	1,604

44

Our general and administrative expenses decreased by approximately HK$2,995,000 or 12.7%, from approximately HK$23,590,000 for the year ended December 31, 2020 to approximately HK$20,595,000 (US$2,650,000) for the year ended December 31, 2021, primarily due to the decrease in the legal and professional fee which paid by us for structuring our Group in preparation of listing on the Nasdaq for the year ended December 31, 2020.

Our general and administrative expenses increased by approximately HK$3,148,000 or 33.5%, from approximately HK$9,401,000 for the six months ended June 30, 2021 to approximately HK$12,549,000 (US$1,604,000) for the six months ended June 30, 2022, primarily due to the increase in the professional fees paid by us for structuring our Group in preparation of listing on the Nasdaq and salaries for the period ended June 30, 2022.

Other income

Our other income primarily represented forfeited prepaid cash coupons, such as gift cards, and government subsidies. Other income decreased significantly by approximately HK$7,823,000, or 83.7% from approximately HK$9,349,000 for the year ended December 31, 2020 to approximately HK$1,526,000 (US$196,000) for the year ended December 31, 2021, primarily due to (i) the one-off unconditional government subsidy of approximately HK$1,840,000, and (ii) the conditional government subsidy of approximately HK$5,021,000 received pursuant to the Employment Support Scheme (“ESS”) under the Anti-epidemic Fund from the government of Hong Kong during the year ended December 31, 2020.

In 2020, during the COVID-19 pandemic, our Group successfully applied for the one-off unconditional funding support from Food License Holders Subsidy Scheme and the Retail Sector Subsidy Scheme and from the ESS under the Anti-epidemic Fund, set up by the HKSAR Government, to provide financial support to enterprises to support their business operation and retain their employees who may otherwise be made redundant.

Employers participating in ESS were required to undertake and warrant that they would: (i) not implement redundancies during the subsidy period; and (ii) spend all the wage subsidies on paying wages to their employees. If an employer failed to use all the subsidies received to pay the wages of its employees, the HKSAR Government would claw back the unspent balance of the subsidy. If the total number of employees on the payroll in any one month of the subsidy period was less than the “committed headcount of paid employees”, the employer would have to pay a penalty to the HKSAR Government. There were no unfulfilled conditions or other contingencies attached to the ESS funding.

No further government subsidies were provided for application from the HKSAR Government during the year ended December 31, 2021.

Our other income increased significantly by approximately HK$1,256,000 or 337.6%, from approximately HK$372,000 for the six months ended June 30, 2021 to approximately HK$1,628,000 (US$208,000) for the six months ended June 30, 2022, primarily due to ESS have been applied and certain subsidies of approximately HK$1,160,000 (US$147,800) were granted by HKSAR Government during the period ended June 30, 2022.

Income tax expense

We are subject to income tax on an entity basis on profit arising in or derived from the jurisdiction in which members of our Group domicile or operate.

Hong Kong profits tax

Hong Kong Profits Tax is calculated in accordance with the two-tiered profits tax rates regime. Under the two-tiered profits tax rates regime, the first HK$2,000,000 of profits of qualifying corporation will be taxed at 8.25%, and profits above HK$2,000,000 will be taxed at 16.5%. The profits of corporations not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%.

Our income tax decreased significantly by approximately HK$2,073,000, or 79.3%, from approximately HK$2,613,000 for the year ended December 31, 2020 to approximately HK$540,000 (US$69,000) for the year ended December 31, 2021, primarily due to the decrease in revenue and profits before tax. Our effective tax rate was 17.5% and 11.9% for the years ended December 31, 2020 and 2021, respectively.

45

Our income tax decreased significantly by approximately HK$591,000, or 70.2%, from approximately HK$842,000 for the six months ended June 30, 2021 to approximately HK$251,000 (US$32,000) for the six months ended June 30, 2022, primarily due to the government subsidies received during the six months ended June 30, 2022 were not taxable under the rules of Hong Kong tax authority. Our effective tax rate was 28.3% and 15.8% for the six months ended June 30, 2021 and 2022, respectively.

BVI

We are not subject to any income tax in the BVI.

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or brought within the jurisdiction of, the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Liquidity and capital resources

The following table set forth our current assets and current liabilities as of the dates indicated:

	As of December 31,			As of June 30,
	2020	2021	2021	2022	2022
	HK$’000	HK$’000	US$’000	HK$’000	US$’000

Current assets
Cash and cash equivalents	26,683	1,294	166	1,770	226
Accounts receivable, net	8,873	8,002	1,026	8,513	1,085
Inventories	16,372	12,769	1,637	15,657	1,995
Prepaid expenses and other current assets, net	4,909	5,213	669	4,306	549
Due from related parties	27,242	64,123	8,221	48,387	6,166
Total current assets	84,079	91,401	11,719	78,633	10,021

Current liabilities
Bank overdraft and loans	29,519	41,543	5,327	44,890	5,720
Lease liabilities	12,353	13,682	1,754	12,763	1,626
Accounts payable, accruals, and other current liabilities	17,599	16,697	2,141	15,223	1,942
Contract liabilities	9,327	5,717	733	2,909	371
Provision for reinstatement costs	782	613	79	613	78
Due to related parties	220	220	28	120	15
Income tax payable	1,465	-	-	251	32
Total current liabilities	71,265	78,472	10,062	76,769	9,784
Net current assets	12,814	12,929	1,657	1,864	237

Accounts Receivables, net

Our Group’s accounts receivables, primarily represented amounts receivable from our wholesale customers, net of credit loss allowance, for the sale of products.

Our accounts receivables, net of credit loss allowances, decreased by approximately HK$871,000 or 9.8% from approximately HK$8,873,000 as of December 31, 2020 to approximately HK$8,002,000 (US$1,026,000) as of December 31, 2021 primarily due to the decrease in accounts receivables with our wholesale customers as a result of the decrease in sales. Our accounts receivables as of June 30, 2022 further increased to approximately HK$8,513,000 (US$1,085,000), which was primarily driven by the slight delay of the payment from our customers and subsequently settled after the reporting period.

An expected credit loss analysis is performed at the end of each of the year. During the years ended December 31, 2020, approximately HK$978,000 was provided as the management considered that the risk of default from our debtors will be uncertain amid the volatile business environment under the COVID-19 pandemic. Approximately HK$553,000 (US$70,460) was reversed from expected credit loss as the Group able to collect certain receivables from our debtors subsequently. The management considered no provisions on the expected credit loss have been provided for the period ended June 30, 2022.

46

Prepaid expenses and other current assets, net

Our prepaid expenses and other current assets primarily represented rental deposit and prepayment of our office premises, retail stores, utility deposits and prepaid taxation. The decrease in the prepaid expenses and other current assets by approximately HK$907,000 or 17.4% primarily due to reallocation of rental deposits reclassified as non-current portion due to the renewal of lease agreements.

Due from/(to) related parties

Our amounts due from/(to) related parties consisted of amounts due from/(to) our directors and amounts due from/(to) related companies.

Over the years, funds had been collected and assigned among our Group and related parties, all of which are under the common control of Mr. Wong, based on the prioritization of cash flow requirement for their daily operations and business expansion. Such arrangement aimed to utilize the available funding, including proceeds from bank loans, among the companies controlled by Mr. Wong to support the funding needs of each other. As such, the balance of amounts due from related companies gradually became substantial as our Group continuously provided net funding to other related parties over the years especially during the hard time of COVID-19 pandemic.

During the six months ended June 30, 2022, a special dividend of approximately HK$22,000,000 (US$2,803,130) was declared by GDD and Organic Garden and paid for the shareholders and the shareholders agreed to make use of the dividend to offset part of the outstanding balances of certain related companies due to the Group.

The remaining balances of amounts due from related parties as of June 30, 2022 are unsecured, interest free and repayable on demand. The balances of amounts due from related parties will be settled prior to or upon the Listing.

For details of the related party balances, please refer to the section headed “Related Party Transactions” in this prospectus.

Bank overdraft and loans

Our bank overdraft and loans represented the related bank overdraft and loans to be repaid within one year.

Our bank overdraft and loans increased from approximately HK$29,519,000 as of December 31, 2020 to approximately HK$41,543,000 (US$5,327,000) as of December 31, 2021 as a result of the increase in trade finance loans and bank overdrafts to finance the operations of our Group and further increased to approximately HK$44,890,000 (US$5,720,000) as of June 30, 2022 as a result of the increase in trade finance loans and revolving loans to finance the operations of our Group.

As of June 30, 2022, our Group had available banking facilities, which consisted of overdraft, term and revolving loans and import trade finance facilities for an aggregate amount of approximately HK$49,900,000 (US$6,358,000), of which approximately HK$3,158,000 (US$402,000) was undrawn. Collaterals or these general facilities include unlimited guarantee by Mr. Wong and Ms. Cheuk, who are directors of our Company, a corporate guarantee for approximately HK$22,000,000 (US$2,803,000) by GDD Hong Kong and Kampery Development and properties owned by Mr. Wong and/or Ms. Cheuk. There are no significant restrictive covenants imposed by the Group’s bankers.

Lease liabilities

Our lease liabilities represented the lease payments that are not yet paid under the tenancy agreements for our retail stores, offices, food factory and warehouses to be repaid within one year. As of December 31, 2020 and 2021 and June 30, 2022, we had lease liabilities of approximately HK$12,353,000, HK$13,682,000 (US$1,754,000) and HK$12,763,000 (US$1,626,000) to be paid within one year, respectively, which were our commitments for future minimum payments in respect of our leased premises.

Accounts payable, accruals, and other current liabilities

The following table sets forth the breakdown of our accounts payable, accruals, and other current liabilities as of December 31, 2020 and 2021 and June 30, 2022:

	As of December 31,			As of June 30,
	2020	2021	2021	2022	2022
	HK$’000	HK$’000	US$’000	HK$’000	US$’000

Accounts payables	8,951	8,417	1,079	9,633	1,227
Other payables	1,679	1,542	198	234	30
Accrued expenses	6,939	6,091	781	4,709	600
Others	30	647	83	647	85
	17,599	16,697	2,141	15,223	1,942

47

Our accounts payables represented the amounts payable to our suppliers for purchases of raw materials, packaging materials and finished products and other accrual operating expenses. We generally receive credit terms of 0 days to 60 days from our suppliers.

Our accounts payables decreased by approximately HK$534,000, or 6.0%, from approximately HK$8,951,000 as of December 31, 2020 to approximately HK$8,417,000 (US$1,079,000) as of December 31, 2021, which was primarily due to the decrease in inventories level to accommodate the decrease in sales demand of our products because certain social distancing measures related to COVID-19 were relaxed by the HKSAR Government during the year ended December 31, 2021. Therefore, less inventories were purchased from our suppliers.

As of June 30, 2022, our trade payable increased to approximately HK$9,633,000 (US$1,227,000) primarily due to the increase in inventories level to accommodate the future sales demand of our products for the second half of 2022.

Our accruals and other current liabilities represented accrued operating expenses. Our accruals and other current liabilities decreased by approximately HK$368,000, or 4.3% from approximately HK$8,648,000 as of December 31, 2020 to approximately HK$8,280,000 (US$1,062,000) as of December 31, 2021. The decrease was primarily due to the decrease in the accrued commission paid for our employees. Our accruals and other current liabilities as of June 30, 2022 further decreased to approximately HK$5,590,000 (US$715,000) due to the decrease in the accrued commission paid for our employees and settlement of various payables to our vendors.

Contract liabilities

Our contract liabilities represented the membership reward points and prepaid cash coupons, including gift cards. Contract liabilities are non-refundable and are recognized as revenue when our performance obligation is satisfied. Our contract liabilities decreased by approximately HK$3,610,000, or 38.7% from approximately HK$9,327,000 as of December 31, 2020 to approximately HK$5,717,000 (US$733,000) as of December 31, 2021. The decrease was primarily due to less prepaid cash coupons were sold during year ended December 31, 2021.

As of June 30, 2022, our contract liabilities further decreased to approximately HK$2,909,000 (US$371,000) because of the increase in redemption of our cash coupons by our customers during the period.

Contractual obligations

The following table summarized the contractual obligations of the Company as of June 30, 2022:

	Payment due by period
	Less than 1 year	1 to 2 years	2 to 5 years	More than 5 years	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

Contractual obligations:
Bank overdraft and loans	44,890	3,039	3,031	5,273	56,233
Operating lease obligation	12,683	7,324	2,045	-	22,052
Contract liabilities	2,909	-	-	-	2,909
	60,482	10,363	5,076	5,273	81,194

	Payment due by period
	Less than 1 year	1 to 2 years	2 to 5 years	More than 5 years	Total
	US$’000	US$’000	US$’000	US$’000	US$’000

Contractual obligations:
Bank overdraft and loans	5,720	387	386	672	7,165
Operating lease obligation	1,616	933	261	-	2,810
Contract liabilities	371	-	-	-	371
	7,707	1,320	647	672	10,346

48

Cash Flows

Our financial resources of cash are primarily cash generated from operating activities. We primarily used our cash on financing our operations and funding our working capital and capital expenditures. We currently expect that there will not be any material change in the sources and uses of cash of our Group, except for the additional funds from proceeds from this offering for implementing our future plans as detailed in the section headed “Use of Proceeds” in this prospectus.

The following table summarizes our combined statements of cash flows as derived from our consolidated financial statements included elsewhere in this prospectus and this summary should be read in conjunction therewith.

	For the year ended December 31,			For the six months ended June 30,
	2020	2021	2021	2021	2022	2022
	HK$’000	HK$’000	US$’000	HK$’000	HK$’000	US$’000

Cash provided by (used in) operating activities	13,921	2,385	302	1,384	(4,928)	(630)
Cash used in investing activities	(1,733)	(2,056)	(265)	(629)	(1,039)	(133)
Cash provided by (used in) financing activities	(1,928)	(25,718)	(3,292)	(26,920)	6,443	823
Net change in cash and cash equivalents	10,260	(25,389)	(3,255)	(26,165)	476	60
Cash and cash equivalents as of beginning of the year/period	16,423	26,683	3,421	26,683	1,294	166
Cash and cash equivalents as of the end of year/period	26,683	1,294	166	518	1,770	226

Cash provided by operating activities

For the year ended December 31, 2020, we had net cash provided by operating activities of approximately HK$13,921,000 (US$1,784,700) primarily arising from the net income from our operation of approximately HK$12,427,000 (US$1,593,200) as adjusted for non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items consisted of depreciation and amortization charge of approximately HK$1,448,000 (US$185,640). Changes in operating assets and liabilities primarily included: (i) increase in accounts receivables of approximately HK$4,124,000 (US$528,710) due to the increase in sales during the COVID-19 pandemic; and (ii) the increase in inventories of approximately HK$2,082,000 (US$266,920) and partially offset by (i) increase in accruals operating expenses of approximately HK$2,323,000 (US$297,820) during the year ended December 31, 2020 primarily due to the increase in accrual commission and salaries paid to our employees; and (ii) increase in other operating assets and liabilities of approximately HK$3,037,000 (US$389,350) due to the increase in lease liabilities of our new retail stores.

For the year ended December 31, 2021, we had net cash provided by operating activities of approximately HK$2,385,000 (US$302,000) primarily arising from net income from our operation of approximately HK$4,013,000 (US$516,000) as adjusted for non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items consisted of depreciation and amortization charge of approximately HK$1,331,000 (US$170,660). Changes in operating assets and liabilities primarily included: (i) decrease in accounts payables and contract liabilities of approximately HK$4,520,000 (US$579,500) due to the settlement of accounts payables to our suppliers and redemption of our cash coupons by our customers; and (ii) decrease in other operating assets and liabilities of approximately HK$3,983,000 (US$510,700) due to the payment of income tax and partially offset by (ii) the decrease in inventories of approximately HK$3,603,000 (US$461,970) due to the decrease in inventories level.

For the six months ended June 30, 2021, we had net cash provided by operating activities of approximately HK$1,384,000 (US$177,450) primarily arising from the net income from our operation of approximately HK$2,131,000 (US$273,230) as adjusted for non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items consisted of depreciation and amortization charge of approximately HK$708,000 (US$90,780). Changes in operating assets and liabilities primarily included: (i) decrease in contract liabilities of approximately HK$3,183,000 (US$408,120) due to the redemption of our cash coupons by our customers; and (ii) decrease in other operating assets and liabilities of approximately HK$2,213,000 (US$283,750) due to the payment of income tax and partially offset by (ii) the decrease in inventories and deposits of approximately HK$3,940,000 (US$505,180).

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For the six months ended June 30, 2022, we had net cash used in operating activities of approximately HK$4,928,000 (US$630,000) primarily arising from net income from our operation of approximately HK$1,338,000 (US$170,480) as adjusted for non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items consisted of depreciation and amortization charge of approximately HK$740,000 (US$94,280). Changes in operating assets and liabilities primarily included: (i) increase in accounts payables and contract liabilities of approximately HK$4,283,000 (US$545,700) due to the purchase of food ingredients from our suppliers and redemption of our cash coupons by our customers; (ii) increase in inventories of approximately HK$2,888,000 (US$367,900) due to the increase in inventories level, and (iii) the increase in accounts receivables and prepaid expenses of approximately HK$640,000 (US$81,540).

Cash used in investing activities

For the year ended December 31, 2020, our Group had net cash used in investing activities of approximately HK$1,733,000 (US$227,300) primarily attributable to the leasehold improvements for renovation of our retail stores during the year.

For the year ended December 31, 2021, our Group had net cash used in investing activities of approximately HK$2,056,000 (US$265,000) primarily attributable to the leasehold improvements for renovation of our retail stores during the year.

For the six months ended June 30, 2021, our Group had net cash used in investing activities of approximately HK$813,000 (US$104,240) primarily attributable to the leasehold improvements for renovation of our retail stores during the period.

For the six months ended June 30, 2022, our Group had net cash used in investing activities of approximately HK$1,039,000 (US$133,000) primarily attributable to the leasehold improvements for renovation of our retail stores during the period.

Cash provided by (used in) financing activities

For the year ended December 31, 2020, our net cash used in financing activities was approximately HK$1,928,000 (US$247,180), which primarily consisted of the net proceeds from bank loans and overdraft of approximately HK$7,309,000 (US$937,000) and less the advances to related parties of approximately HK$9,237,000 (US$1,184,200).

For the year ended December 31, 2021, our net cash used in financing activities was approximately HK$25,718,000 (US$3,292,000), which primarily consisted of the advances to related parties of approximately HK$36,880,000 (US$4,728,750) and offset with the net proceeds from bank loans and overdraft of approximately HK$11,162,000 (US$1,436,750).

For the six months ended June 30, 2021, our net cash used in financing activities was approximately HK$26,920,000 (US$3,451,600), which primarily consisted of the advances to related parties of approximately HK$26,380,000 (US$3,382,440) and the net proceeds from bank loans and overdraft of approximately HK$540,000 (US$69,230).

For the six months ended June 30, 2022, our net cash provided by financing activities was approximately HK$6,443,000 (US$823,000), which primarily consisted of the net proceeds from bank loans and overdraft of approximately HK$12,807,000 (US$1,631,800) and offset with the advances to related parties of approximately HK$6,364,000 (US$808,800).

We believe that, taking into consideration the financial resources presently available, including the current levels of cash and cash flows from operations, will be sufficient to meet its anticipated cash needs for at least the next twelve months.

Capital expenditure and commitments

Our capital expenditures during the years ended December 31, 2020 and 2021 and the six months ended June 30, 2022 principally representing the addition to property, plant and equipment. For the years ended December 31, 2020 and 2021 and the six months ended June 30, 2022, we incurred capital expenditures of approximately HK$1,733,000 (US$227,300), HK$2,056,000 (US$265,000) and HK$1,039,000 (US$133,000), respectively, primarily used for the leasehold improvements for renovation of our retail stores.

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As of December 31, 2020 and 2021 and June 30, 2022, we had no material capital commitments.

Off-balance sheet transactions

We had not entered into any material off-balance sheet transactions and arrangements during the years ended December 31, 2020 and 2021 and the six months ended June 30, 2022.

Quantitative and qualitative disclosure about market risk

Credit Risk

Credit risk is the potential financial loss to the Company resulting from the failure of a customer or a counterparty to settle its financial and contractual obligations to the Company, as and when they fall due. As the Company does not hold any collateral, the maximum exposure to credit risk is the carrying amounts of trade and other receivables (exclude prepayments) and cash and bank deposits presented on the consolidated statements of financial position. The Company has no other financial assets which carry significant exposure to credit risk.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Our interest rate risk arises primarily from bank overdraft and loans. Bank overdraft and loans issued at variable rates and fixed rates expose us to cash flow interest rate risk and fair value interest rate risk respectively.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 60 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

Critical accounting policies and estimates

Our financial statements have been prepared in accordance with U.S. GAAP. Some of the accounting policies involve subjective judgments, estimates and assumptions made by our management that affect the application of accounting policies and reported amounts of assets, liabilities, income and expenses, all of which are subject to inherent uncertainties. The estimates and associated assumptions we use in determining these items are based on historical data, our experience and factors that we believe to be reasonable under the circumstances. These underlying estimates and assumptions are reviewed regularly as they may have a significant impact on our operational results as reported in our financial information included elsewhere in this prospectus. Below is a summary of the significant accounting policies in accordance with U.S. GAAP that we believe are important for the presentation of our financial information and involve the need to make estimates and judgments about the effect of matters that are inherently uncertain. We also have other policies, judgments, estimates and assumptions that we consider as significant, which are set out in details in note 2 to our consolidated financial statements included elsewhere in this prospectus.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to allowance for uncollectible accounts receivable, inventory valuation, useful lives and impairment for property, plant and equipment, valuation allowance for deferred tax assets, fair value of financial instruments, warranty liabilities, and contingencies. Actual results could vary from the estimates and assumptions that were used.

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Revenue recognition

In May 2014, the FASB issued Topic 606, “Revenue from Contracts with Customers”. This topic clarifies the principles for recognizing revenue and develops a common revenue standard for U.S. GAAP. Simultaneously, this topic supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. The core principle of the guidance requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Group currently generates its revenue from the following main sources:

Sales of goods

The Group sells finished products to customers. Those sales predominantly contain a single performance obligation and revenue is recognized at a single point in time when ownership, risks and rewards transfer, being the point of time of which the goods are collected by customer at the retail stores, supermarkets and department stores or shipped to the customer’s specific location. A provision for payment discounts and product return allowances is recorded as a reduction of sales in the same period the revenue is recognized.

Membership reward points

The Group offers customer pricing allowances by operating a membership loyalty program where retail customers accumulate points for purchases made which entitle them to discount on future purchases. Revenue from the reward points is recognized when the points are redeemed or when they expire after the initial sale. The reward points expire in December in each calendar year.

Prepaid cash coupons (e.g., gift cards)

The Company sells prepaid cash coupons to customers for the exchange of finished products at the same price of the face value of each prepaid cash coupons. Bonus coupons are issued when the customers purchase the pre-determined number of prepaid cash coupons in bulk. A portion of the fair value of the consideration received is allocated to the bonus coupons. Payments received for the prepaid cash coupons are recorded as contract liability at the time of receipt.

Customers may not utilize all of their contractual rights within the pre-determined period. Such unutilized prepaid cash coupons are referred to as breakage. An expected breakage amount in contract liability is determined by historical experience and is recognized in the income statement in proportion to the pattern of utilization by the customers. Any contract liability outstanding at the expiry of the service period is fully recognized in the income statement.

Consignment service income

The Company earns the consignment service income by providing consignment service to the customers in the Company’s retail stores. Consignment service income is recognized at the pre-determined percentage when the goods are sold to ultimate customers.

Interest income

Interest income, on an accrual basis using the effective interest method by applying the rate that exactly discounts the estimated future cash receipts over the expected life of the financial instrument or a shorter period, when appropriate, to the net carrying amount of the financial asset.

Lease

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lease assets and liabilities to be recorded on the balance sheet. The Group adopted this ASU and related amendments as of January 1, 2019 under the modified retrospective approach and elected to adopt the following lease policies in conjunction with the adoption of ASU 2016-02: (i) for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Group elected not to apply ASC 842 recognition requirements; and (ii) the Company elected to apply the package of practical expedients for existing arrangements entered into prior to January 1, 2019 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and (c) initial direct costs.

For any new or modified lease, the Group determines whether a contract is or contains a lease at the inception of the contract. The Group records right-of-use (“ROU”) assets and lease obligations for its finance and operating leases, which are initially recognized based on the discounted future lease payments over the term of the lease. Lease term is defined as the non-cancelable period of the lease plus any options to extend or terminate the lease when it is reasonably certain that the Company will exercise the option. The Group has elected not to recognize ROU asset and lease obligations for its short-term leases, which are defined as leases with an initial term of 12 months or less. For a majority of all classes of underlying assets, the Group has elected to not separate lease from non-lease components. For leases in which the lease and non-lease components have been combined, the variable lease expense includes expenses such as common area maintenance, utilities, and repairs and maintenance.

Recent Accounting Pronouncements

See the discussion of the recent accounting pronouncements contained in Note 2 to the consolidated financial statements, “Summary of Significant Accounting Policies”.

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HISTORY AND CORPORATE STRUCTURE

We are a Hong Kong based retailer principally engaged in the sale of natural and organic food under our “Greendotdot” brand. Our Group’s history can be traced back to 1999 when Mr. Wong and Ms. Cheuk started the business of marketing natural and organic foods. The same year, we launched our first retail store with the objective to introduce quality products from local and overseas suppliers to our customers. Over the years, we have been building our “Greendotdot” brand by sourcing, procuring, marketing, and selling a wide variety of quality products, which can be broadly classified into (i) packaged foods; (ii) fresh foods; (iii) frozen foods; and (iv) other products such as honey, beverages, edible oils, seasonings, and other non-food items.

We have a diversified portfolio of over 600 products available sourced from over 150 suppliers, which we market through established sales channels including 23 retail stores in Hong Kong under our brand “Greendotdot” as of June 30, 2022. The retail stores are strategically located in Metrorail stations, residential areas, or shopping complexes, which are prime locations with high pedestrian traffic. Other established sales channels include our online sales platforms, exhibitions and through supermarkets and department stores, and wholesale sales to bulk-purchase customers.

Over the years, we have successfully built up the brand of “Greendotdot” and we have grown into a well-known retailer in natural and organic foods in Hong Kong. According to the Frost & Sullivan Report, our Group ranked as the second largest natural and organic retail chain in Hong Kong in terms of revenue in 2021.

Corporate Structure

Our Company was incorporated in the Cayman Islands on December 24, 2018 under the Companies Act as an exempted company with limited liability. As of the date of this prospectus, our authorized share capital is US$100,000 divided into 100,000,000 shares of a par value of US$0.001 each. GDD Retail and OG Wholesales became the holding companies of our group of companies comprised of Organic Gardens, GDD Hong Kong and Linden Tree pursuant to a group reorganization, and GDD Retail and OG Wholesales were initially owned as to 80% and 20% by Mr. Wong and Ms. Cheuk, respectively.

Upon completion of the group reorganization and as of the date of this prospectus, WKW Investment and CFT Investment (companies controlled by Mr. Wong and Ms. Cheuk, respectively) beneficially own approximately 73.19% and 17.41%, respectively, of our issued and outstanding Ordinary Shares. Upon completion of this offering, WKW Investment and CFT Investment, our Controlling Shareholders, will be the beneficial owners of an aggregate of [●] Ordinary Shares and [●] Ordinary Shares, respectively, which will represent [●]% and [●]%, respectively, of the then total issued and outstanding Ordinary Shares.

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Organization Chart

The chart below sets out our corporate structure as of the date of this prospectus.

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Entities

A description of our principal subsidiaries is set out below.

Organic Gardens

Organic Gardens was formed in Hong Kong as a limited liability company on March 3, 1999. Upon its incorporation, one fully paid ordinary share was allotted and issued to each of the two initial subscribers respectively. On March 9, 1999, six and two fully paid ordinary shares were allotted and issued to Mr. Wong and Ms. Cheuk in consideration of HK$6 and HK$2, respectively. On March 13, 1999, the initial subscribers transferred their two ordinary shares to Mr. Wong in total consideration of HK$2. On December 17, 2018, Mr. Wong and Ms. Cheuk were allotted and issued 799,992 and 199,998 fully paid ordinary shares in consideration of HK$799,992 and HK$199,998, respectively. Pursuant to a Group reorganization on December 28, 2018, OG Wholesales acquired the entire share capital of Organic Gardens in consideration of the allotment and issue of 7,992 and 1,998 shares in OG Wholesales to WKW Investment and CFT Investment, respectively, credited as fully paid.

Organic Gardens principally engages in wholesale and trading of natural and organic foods and the operation of the Food Factory and a warehouse in Hong Kong.

GDD Hong Kong

GDD Hong Kong was incorporated in Hong Kong as a limited liability company on April 14, 2000. Upon its incorporation, one fully paid ordinary share was allotted and issued to each of the two initial subscribers respectively. On May 22, 2000, 8,998 and 1,000 fully paid ordinary shares were allotted and issued to Organic Garden Biotechnology Limited (a company controlled by Mr. Wong at that time) and CyberAction.com Limited (now known as Kampery F&B) in consideration of HK$8,998 and HK$1,000, respectively. On June 14, 2000, the initial subscribers transferred their two ordinary shares to Organic Garden Biotechnology Limited in consideration of HK$2. On October 8, 2008, Organic Garden Biotechnology Limited transferred 7,200 and 1,800 ordinary shares to Mr. Wong and Ms. Cheuk respectively in consideration of HK$7,200 and HK$1,800, respectively. On December 17, 2018, Mr. Wong, Ms. Cheuk and Kampery F&B were allotted and issued 712,800, 178,200 and 99,000 fully paid ordinary shares in consideration of HK$712,800, HK$178,200 and HK$99,000, respectively. Pursuant to a Group reorganization on December 28, 2018, Mr. Wong, Ms. Cheuk and Kampery F&B transferred their 720,000, 180,000 and 100,000 shares in GDD Hong Kong to GDD Retail in consideration of the allotment and issue of 7,143, 1,785 and 992 shares to WKW Investment, CFT Investment and WKW Investment, respectively, credited as fully paid.

GDD Hong Kong principally engages in retail (through retail outlets and online) of natural and organic foods in Hong Kong.

Linden Tree

Linden Tree was formed in Hong Kong as a limited liability company on May 20, 2013. Upon its formation, one fully paid ordinary share was allotted and issued to each of Mr. Wong and Ms. Cheuk, respectively. On December 17, 2018, each of Mr. Wong and Ms. Cheuk was allotted and issued 4,999 fully paid ordinary shares in consideration of HK$4,999, respectively. Pursuant to a Group reorganization on December 28, 2018, Mr. Wong and Ms. Cheuk transferred 5,000 and 5,000 shares, respectively in Linden Tree to GDD Retail in consideration of GDD Retail allotting and issuing 35 and 35 shares, respectively, to WKW Investment and CFT Investment, respectively, credited as fully paid.

Linden Tree principally serves as the trademark holding company of our Group.

Key Milestones

The key milestones in the development of our Group are highlighted chronologically below:

Year	Milestones

1999	Organic Gardens was formed in Hong Kong to start business on the marketing of natural and organic food. We established our first retail store. We entered into our first point of sales with a supermarket chain in Hong Kong.

2003	Our first cooperation with a chain catering group in Hong Kong.

2008	We were awarded “Best Small and Medium Business Award” by The Hong Kong Chamber of Small and Medium Business Limited.

2009	We obtained our first Food Factory license to carry on the business of mixing and packing dry food.

2012	We were recognized as a “Top 10 Organic Retailer” by Hong Kong Organic Resource Centre.

2019	We were awarded ISO 22000:2005 and HACCP by the Hong Kong Quality Assurance Agency

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INDUSTRY OVERVIEW

We are principally engaged in the sale of natural and organic food under our “Greendotdot” brand.

OVERVIEW OF NATURAL AND ORGANIC FOOD MARKET IN HONG KONG

The development of the natural and organic food market in Hong Kong has been influenced by the western countries for the past 20 years. With the Internet boom and the rise of social media, consumers in Hong Kong have become more aware of the food choices for health and food safety reasons, hence creating an opportunity for the natural and organic food market to grow in recent years. Currently in Hong Kong, most of the natural and organic food is imported from overseas and sold at natural and organic food stores, supermarkets and department stores. However, there are also organic farms in Hong Kong that produce organic food locally and distribute to various retailers for sale.

Natural food – refers to food that avoids the use of additives, pesticides, coloring, or chemically processed during the production process. Natural food segment can be furthered classified into fruits and vegetables, meat, fish & poultry products, frozen and processed food, dairy products and others.

Organic food – refers to food that is produced, prepared and labelled according to the organic standards and certified by a certification body or authority of their country of origin. The growing of organic vegetables and fruits relies on natural substances and physically, mechanically or biologically based farming methods without the usage of any fertilizers made with synthetic ingredients, pesticides or bioengineering, whereas organic meat, eggs and dairy products will be produced without the use of any antibiotics or growth hormones. The process of growing and raising of crops and animals should not have application of genetic modification and ionizing radiation.

The organic production standards include:

●	Planting, Growing – avoid the use of chemical pesticides and fertilizers; but emphasizing natural substances and physically, mechanically or biologically based farming methods such as crop rotation, animal and plant manures, hand weeding and biological pest control; and

●	Raising animals – avoid the use of antibiotics, growth hormones and other animal feed additives.

Market size

The market size of natural and organic food market surged from approximately HK$1,126.7 million in 2016 to approximately HK$2,017.6 million in 2021, representing a CAGR of approximately 12.4%. Local consumers’ rising awareness of the benefits of a healthy diet and knowledge about organic food generated higher demand for natural and organic food and drove the growth in sales of natural and organic food. The market is predicted to continue its growth as more retailers are anticipated to enter the market to supply various natural and organic food to fulfill consumer demand. The natural and organic food market will grow at a CAGR of approximately 13.7% and reach approximately HK$3,811.8 million by the end of 2026.

Market drivers

Consumer raised concerns of food safety in recent years

The Hong Kong government has established stringent regulation on food imported from overseas and taken samples of food to ensure the food is safe to be consumed. Despite the effort from the Food and Environmental Hygiene Department of Hong Kong, food issues around the world, such as food contamination, livestock diseases and excessive use of pesticides and hormones continued to raise consumer concerns and public awareness regarding the food and ingredients they consume on a daily basis. As consumers want to ensure the food that they consume is safe and also free of additives, they begin to seek stores that sell natural and organic food. Despite the higher price of natural and organic food, consumers are willing to increase their expenditure on food to ensure that they are consuming food that will not damage their health in the short term or long term thus driving the growth of natural and organic food market in the past few years.

Improving standard of living in Hong Kong

According to the Census and Statistics Department of Hong Kong, the gross national income (“GNI”) per capita has surged from approximately HK$335,010 to approximately HK$413,671 from 2015 to 2021. The rise of GNI per capita indicates a greater consumption power and willingness towards consumer expenditures on food and beverages. Underpinned by the rising disposable income and raising awareness in health consciousness, the living standard in Hong Kong has been improving and consumers in Hong Kong has been more willing and able to select food products with better quality and higher nutritional values. Natural and organic food offers a good alternative to traditional food products for the consumers in Hong Kong as natural and organic food contains fewer pesticides, is GMO-free and often richer in nutrients. Moreover, as consumers in Hong Kong are paying more attention to environmental protection, more consumers would choose organic food over normal food products as organic farming is more eco-friendly.

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Increasing awareness of the importance of healthy eating to reduce risk of long-term diseases

Hong Kong as a fast-paced and highly populated city has created an intense and high-pressure lifestyle for its residents. However, in recent years, it has shown that the long working hours that created an imbalanced lifestyle has taken a toll on people’s health as improper diets, lack of sleep and exercise are pushing the working class to become more prone to chronic diseases or central obesity. Therefore, despite the lack of free time, the working class are becoming more aware of their diet and electing to eat natural and organic food in order to reduce their risk of sickness and disease in the future. Furthermore, consumers are changing their habits from selecting junk food to focusing more on a healthy diet.

E-commerce to propel natural and organic food market

Consumers receive a lot of information through social media and the Internet about natural and organic food. Establishing our e-commerce channel to conduct sales of natural and organic food products has exposed more consumers to our products. Given the long working hours of the working class, being able to order the food they want with ease is critical to expanding this market. In recent years, more individual sellers are importing food products from overseas, including livestock products that are sold online and delivered as cold packages to customers’ homes. Therefore, applying a similar model in selling natural and organic food is likely to propel the natural and organic food market.

Market opportunities

Other categories of natural and organic products

As more consumers shift their purchasing habits to natural and organic products, it is likely that they will become more aware of the availability of natural and organic options for products they use on a daily basis. For instance, there are natural and organic options for cosmetics, toiletries and fashion apparel in other geographic areas, such as North America. The use of such products helps reduce the use of chemicals, a welcome change for many consumers. Consumers in Hong Kong, an economically leading and modern city, are expected to adopt these and other non-food categories of natural and organic products. This creates a sizeable opportunity for retailers to grow into the various segments of natural and organic products.

Collaboration with upstream local organic food producer in Hong Kong

Organic farms are growing quickly and creating new experimental farming techniques to keep up with growing consumption and downstream demand. The exposure of these farms is still under development, while more resources are devoted to expand their sales channel. As an opportunity for both upstream local organic food producers and downstream retailers, natural and organic food retailers could collaborate with these producers and farms through increasing their channel of distribution and help these farms gain more exposure to general consumers in Hong Kong. This allows more consumers to learn about the process of organic farming and gives them a better understanding of the differences between organic and non-organic food. Further, proper education about these differences will help increase the number of consumers who consider purchasing natural and organic food and allow the natural and organic food market in Hong Kong to continue to grow.

Market challenges

The Hong Kong economy has been heavily impacted by the outbreak of COVID-19 since January 2020, which has led to a stagnant economy and decreased spending on non-essential commodities and services. The total value of retail sales plummeted from approximately HK$431.2 billion in 2019 to approximately HK$386.2 billion in 2020, representing a year-on-year decline of approximately 10.4%, and to approximately HK$332.7 billion in 2021, representing a year-on-year decline of approximately 13.9%.

Nevertheless, the natural and organic food market remained resilient under contracting economic circumstances, which is attributed to the following factors:

●	Health and food safety serve as the primary impetus of the growth for organic products during the outbreak of COVID-19. The outbreak has raised citizens’ health consciousness while the continuous improved living standard has prompted increasing willingness for consumers to opt for natural, organic, quality products with higher nutritional values, despite higher costs. Organic foods are viewed as a less harmful alternative to conventional products as they are Genetically Modified Organism-free and have lower pesticide and antibiotic exposure. Further, organic certifications serve as a seal of quality, transparency and confidence, which in turn boosted the total sales during 2020 to 2021.

●	E-commerce has grown since the outbreak of COVID-19. Pandemic prevention and control policies such as social distancing and quarantine measures have been strictly implemented, where citizens have gradually switched from brick-and-mortar purchases to online purchases, further driving the e-commerce industry in Hong Kong. Many brick-and-mortar retailers, including market participants of natural and organic food, have adopted online models to establish a deeper connection with customers with a view to recovering sales and boosting customer participation. Sales promotions, live streaming and online advertisements have been the predominant way to reach potential customers, thereby boosting the sales of natural and organic food in the e-commerce channel.

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Shorter shelf life for natural and organic food products

Logistics and inventory control remain a crucial challenge for natural and organic food retailers in Hong Kong. Natural and organic food tends to be more perishable than processed food as the use of synthetic preservatives, which prolongs usable life, within these products is prohibited. Waste of natural and organic food products is not unlikely should there be any inventory management issue, which may result in profit loss for the wholesaler and retailer. To prevent this situation, the amount of inventory ordered needs to be strictly controlled.

Tightening regulation on the import of natural and organic food

The Hong Kong Government currently does not impose specific regulations for natural and organic food products. Given the rising popularity of natural and organic food, government officials in Hong Kong have raised concerns about its regulation. It is likely that the government will take action to establish laws and regulations in the foreseeable future which may affect current sellers of natural and organic food products.

Entry barriers

Initial capital investment

The initial capital investment to enter the natural and organic food market in Hong Kong is relatively high. The major operational costs come from rental, store development and frontline staff salary, as well as funds to pay suppliers. With the rising cost in retail rentals and labor, capital investment acts as a higher barrier to entry for market entrants.

Establishing business networks

Major players in the natural and organic food market in Hong Kong have often developed strong business networks, linking brands and wholesalers. These players are able to reduce cost to gain a higher profit. Market entrants may need significant time and effort to establish such relationship with suppliers in order to ensure that they have sufficient products to be sold in their stores as well as the ability to offer an attractive price.

Brand reputation

It is important for natural and organic food retailers to build a positive brand image and reputation as it is one of the most influential factors to attract customers. Good brand reputation can gain customer loyalty and retain customers. Market entrants of such market may find it difficult to build a reputable brand among a number of existing market players within the industry, hence brand reputation acts as an entry barrier for new entrants.

Competitive landscape of natural and organic food market in Hong Kong

Underpinned by the rising popularity of and demand for natural and organic food in Hong Kong, the natural and organic food industry in Hong Kong is still in the development stage with an increasing number of market entrants every year. Currently, natural and organic food can be found in a number of stores including wet markets, grocery stores, supermarkets, specialized food stores etc. The overall natural and organic food market is considered to be competitive and fragmented. As of December of 2021, there were over 300 specialized natural and organic retail stores in Hong Kong and the number of specialized stores is expected to exceed 550 by 2026. The natural and organic food stores in Hong Kong mainly compete in (i) store location; (ii) food quality; (iii) price; and (iv) product offerings. It is also common for natural and organic food retailers to sell other organic non-food items at their stores. In general, the price of foreign natural and organic food product brands is similar to the price of local brands, or occasionally 5% to 10% higher than the local brands, depending on the products’ origin and quality.

According to the Frost & Sullivan Report, our Group ranked second among natural and organic food chains in Hong Kong in 2021 in terms of estimated revenue with a market share of approximately 7.9%, while the top five largest organic food chains in Hong Kong accounted for approximately 23.4% of the market share in terms of estimated revenue.

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BUSINESS

Our Mission

Our mission is to be a leader in the natural and organic foods retail industry in Hong Kong. In this regard, we intend to continue to introduce quality products from local and overseas suppliers to our customers. We operate our “Greendotdot” brand by sourcing, procuring, marketing and selling a wide variety of quality products, such as packaged foods, fresh foods, frozen foods and other products such as honey, beverages, edible oils, seasonings and other non-food items. Our emphasis is to add value to all stakeholders through developing our brand image and building customer confidence and loyalty to our brand and products.

Overview

We are a Hong Kong based retailer principally engaged in the sale of natural and organic food under our “Greendotdot” brand. Our Group’s history can be traced back to 1999 when Mr. Wong and Ms. Cheuk started the business of marketing natural and organic foods. The same year, we launched our first retail store with the objective to introduce quality products from local and overseas suppliers to our customers. Over the years, we have been building our “Greendotdot” brand by sourcing, procuring, marketing, and selling a wide variety of quality products, which can be broadly classified into (i) packaged foods; (ii) fresh foods; (iii) frozen foods; and (iv) other products such as honey, beverages, edible oils, seasonings, and other non-food items.

As of June 30, 2022, we had a diversified portfolio of over 600 products available sourced from over 150 suppliers, which we market through established sales channels including 23 retail stores in Hong Kong under our brand “Greendotdot” as of June 30, 2022. The retail stores are strategically located in Metrorail stations, residential areas, or shopping complexes, which are prime locations with high pedestrian traffic. Other established sales channels include our online sales platforms, exhibitions and through supermarkets and department stores, and wholesale sales to bulk-purchase customers.

According to the Frost & Sullivan Report, our Group ranked as the second largest natural and organic food retail chain in Hong Kong in terms of our revenue, translating to a market share of approximately 7.9% in the natural and organic food market in Hong Kong in 2021. For the years ended December 31, 2020 and 2021 and the six months ended June 30, 2022, our Group’s revenue amounted to approximately HK$166,853,000, HK$159,546,000 (US$20,527,000) and HK$80,430,000 (US$10,278,000), respectively. Our net profit was approximately HK$12,427,000, HK$4,013,000 (US$516,000) and HK$1,338,000 (US$170,000) for the respective years/period.

Our Products

Our Group offers a comprehensive range of over 600 products in our product portfolio sourced from various regions, such as Hong Kong, the PRC, Canada, the United States, Thailand, Taiwan and Europe. Our revenue was mainly derived from the sales of (i) packaged foods; (ii) fresh foods; (iii) frozen foods; and (iv) other products. A majority of our products are sold under our own brands including “Greendotdot,” “Organic Gardens” and “Linden Tree.” The following table sets forth the key categories of the products offered by our Group:

Product category	Principal products

Packaged foods	Grains, cereal, noodles, beans, instant drink powder, snacks, pre-packaged soup and soups packs

Fresh foods	Fresh fruits and vegetables, tofu and eggs

Frozen foods	Frozen seafood and meat

Others	Honey, beverages, edible oils, seasonings and non-food items

Sales Channels

We have established various sales channels for our products to reach a larger customer base, comprising (i) retail sales via our retail stores, online sales platforms and exhibitions through supermarkets and department stores and (ii) wholesales to our bulk-purchase customers. We generate a significant majority of sales in Hong Kong.

Sales from our retail stores

As of June 30, 2022, we operated a chain of 23 retail stores in Hong Kong under our brand “Greendotdot,” of which seven, nine and seven stores are located in Hong Kong Island, Kowloon and New Territories, respectively. As of June 30, 2022, of our 23 retail stores, 19 retail stores were located in MTR stations, three retail stores were situated in shopping complexes and one retail store was a street level store. In July 2022, we closed one of our retail stores due to the expiration of license agreement. Other than retail stores, we had 133 points of sales in supermarkets or department stores.

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Wholesale

In addition to our retail sales, we also sell our products on a wholesale basis to our bulk-purchase customers. As of June 30, 2022, we sold our products to 72 wholesale customers, which included, among others, supermarkets, bakery chains and restaurant chains. We usually sell packaged foods, such as grains and cereal, and seasoning products such as salt or sugar, to our wholesale customers. Save for certain retailers such as supermarkets which will re-sell our products to end customers at their stores, all other wholesale customers generally purchase our products for self-use.

Our Licenses, Permits and Registrations

Each of GDD Hong Kong and Organic Gardens is a food importer/distributor registered with the Food and Environmental Hygiene Department of Hong Kong and holder of the retailer and/or wholesaler license in Chinese herbal medicine issued by the Chinese Medicines Board of Hong Kong. Further, Organic Gardens is the holder of the Food Factory License issued by the Food and Environmental Hygiene Department of Hong Kong. For the retail of natural and organic foods or other non-food products in Hong Kong, GDD Hong Kong also obtained the relevant permits and licenses, including milk permits, frozen confections permits, online restricted food permits and licenses for listed sellers of poisons issued by the respective local authorities. Our Directors confirm that we had obtained all necessary material licenses, permits and registrations for our business operation in Hong Kong being in compliance with relevant laws and regulations.

All of our licenses, permits and registrations are still valid and in force. Our Directors confirmed that our Group did not experience any material difficulties in obtaining and/or renewing such licenses, permits and registrations. Further, our Directors are not aware of any circumstances that would significantly hinder or delay the renewal of such licenses, permits and registrations upon their expiration.

Our Operations

Identification, procurement and sourcing

We have adopted a stringent approach in selecting, sourcing and procuring products from our suppliers in order to ensure we are able to source quality and reliable natural and organic products. We evaluate our suppliers with reference to a number of factors to ensure that our suppliers comply with relevant standards regarding production process, food quality and food safety. For more details on the selection process of our suppliers, please see “Vendors” in this section.

Once potential suppliers have been identified and selected by us, we put them on our approved supplier list and start placing purchase orders to procure products from them. Subject to the availability of products, local suppliers generally take around one to seven days from placing a purchase order with our suppliers to the delivery of the products to our retail stores, Food Factory or warehouse. It normally takes one to five months for overseas suppliers to deliver orders to Hong Kong which are then collected by independent logistics service providers appointed by us and delivered to our specified destinations.

Quality check

To ensure the quality of the products we sell, our Group has adopted a stringent quality control regime across different stages of our operation, where multiple departments such as the procurement team and quality assurance team are involved in the quality control procedures. For instance, we conduct random quality checks by ourselves or through external laboratories when shipping raw materials or when products arrive at designated warehouses or our Food Factory. For products that are delivered directly to our retail stores, the shop supervisors of our individual retail stores conduct inspections and quality checks and remove any defective or damaged products. In circumstances where we find defective or damaged products, we either ask for replacement of the defective or damaged products or for a refund of the purchase price.

Processing and packaging

While some of our suppliers produce and package the end products for our Group, we also procure raw materials from our suppliers and package our own products in our Food Factory. We currently conduct our packaging process for certain types of products in our Food Factory, which covers an area of approximately 384.9 square meters. Occasionally, we may also outsource our packaging processes if we do not have enough capacity to meet production demands. For the years ended December 31, 2020 and 2021 and the six months ended June 30, 2022, our outsourcing expenses for the packaging process amounted to approximately HK$1,861,000, HK$1,334,000 (US$171,000) and HK$686,000 (US$87,400), respectively. After the quality check at our Food Factory, raw materials are weighed, mixed in pre-determined proportions and added to the food packaging bags, which are subsequently vacuum sealed. These finished products will then be checked and packaged into cardboard boxes before they are transported to our warehouse or other designated warehouses for further distribution to our sales channels in Hong Kong.

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Warehousing and logistics

Upon the shipment from suppliers or completion of the packaging process in our Food Factory, raw materials or finished products are stored in the designated warehouses. As of June 30, 2022, we engaged five independent logistics service providers for the provision of warehousing and logistics services in Hong Kong. We also rented one warehouse in Hong Kong to store our products. We entered into warehousing and logistic agreements with independent logistics service providers based in Hong Kong for warehousing and storage services which range from one to three years. Our Group will pay the independent logistics service provider a storage charge based on the volume of inventory being stored in the respective warehouse facilities.

For the years ended December 31, 2020 and 2021 and the six months ended June 30, 2022, the fees incurred by our Group for warehousing raw materials and finished products in independent logistics service providers’ facilities and in our leased warehouse amounted to approximately HK$4,744,000, HK$4,982,000 (US$638,800) and HK$2,841,000 (US$361,900), respectively. To maintain the quality of our raw materials and finished products, they are stored in a well-ventilated, temperature and humidity-controlled warehouse. In particular, our Group utilizes a frozen cold storage room for storing frozen foods, such as frozen meat and seafood.

Upon receiving purchase orders from our customers or inventory replenishment orders from our retail stores and point of sales from supermarkets or department stores, our customer service department will coordinate with our logistics service providers to arrange delivery of our products. We incurred service fees of approximately HK$4,687,000, HK$4,584,000 (US$587,760) and HK$1,538,000 (US$195,960) for transportation and logistics services provided by our logistics service providers for the years ended December 31, 2020 and 2021 and the six months ended June 30, 2022, respectively.

Sales

We believe our continued growth will depend on our ability to improve our sales coverage. As such, we are dedicated to expanding our sales and distribution networks. Our sales and distribution networks include: (i) retail sales via our self-operated retail stores, online sales platforms and exhibitions, through supermarkets or department stores, and (ii) wholesale sales to our bulk-purchase customers. For further details, please see “Sales Channels” in this section.

Customer service

We believe an effective communication between our sales personnel and customers enables us to promote our products, enhance our brand image, and also acquire a better understanding of the needs and preferences of our customers. Our staff are well-equipped with knowledge about our products including origins, ingredients, features and health benefits, which allows our staff to provide comprehensive product information to our customers. We recognize that the service etiquette and product knowledge of our frontline sales personnel are critical in presenting the image of our products and delivering a satisfactory shopping experience to our customers.

We also consider customer feedback a valuable tool for improving our service. We have procedures for handling customer feedback and complaints in a prudent manner. Our customer service department is responsible for handling customer feedback and complaints and answering any concern in relation to our products to ensure timely responses to customers’ enquiries. Where any complaint regarding the quality of our products is received from any customer or any regulatory authority, such complaint would be escalated and brought to the attention of our Directors. We would handle the complaint by conducting internal investigation on the complaint and addressing any concerns or enquiries from the relevant customers or regulatory authorities. We did not receive any material complaint from any customer or any regulatory authority during the years ended December 31, 2020 and 2021 and the six months ended June 30, 2022.

Return policy

While we do not offer any product warranty for our products, to ensure our customers are satisfied with our services, we generally accept returns or exchanges for any defective or damaged products with quality issue within reasonable time of purchase from us by our customers. After the proper inspection and examination by our staff and if the product sold is defective or damaged, we provide a refund to our customers or exchange the defective or damaged products with products of similar value. During the years ended December 31, 2020 and 2021 and the six months ended June 30, 2022, we did not experience any material product returns due to product quality, defects or damage, or any liability claims in relation to the same.

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Growth Strategies

As set forth in the above expansion plan, we intend to open new retail stores at prime locations in Hong Kong. Having considered that (i) the COVID-19 pandemic is generally under control; (ii) the demand for food products is well-supported by consumers in the market; (iii) the sales for natural and organic food in Hong Kong is expected to continue its growth as driven by the local consumers’ rising belief in a healthy diet and increasing knowledge about organic food, according to the Frost & Sullivan Report; and (iv) we have an established reputation and brand recognition in the natural and organic food market, which help maintain our popularity and customer loyalty amid the volatile economic conditions, our Directors believe that there will be sufficient market demand to support our expansion plans and our Group will be able to expand our market share by capturing market opportunities. Our growth strategies include: (i) expand and reinforce our retail network by setting up new retail stores and refurbishing existing retail stores; (ii) develop our probiotic business; (iii) Enhance our brand recognition, (iv) enhance our existing food factory; (v) upgrade our information technology systems; and (vi) explore new business opportunities, including acquisitions.

Natural and organic food market in Hong Kong

According to the Frost & Sullivan Report, the natural and organic food industry in Hong Kong is still in its development stage with an increasing number of market entrants every year. Currently, natural and organic food can be found in a number of stores including wet markets, grocery stores, supermarkets, specialized food stores etc. The overall natural and organic food market is considered to be competitive and fragmented with over 300 specialized natural and organic retail stores in Hong Kong in 2021 and the number of specialized stores is expected to exceed 550 by 2026. The natural and organic food stores in Hong Kong mainly compete over (i) store location; (ii) food quality; (iii) price; and (iv) product offerings. It is also common that the natural and organic food retailers would sell other organic non-food items at their stores. In general, the price of foreign natural and organic food product brands is similar to the price of local brands, or occasionally 5% to 10% higher than the local brands, depending on the products’ origin and quality. According to the Frost & Sullivan Report, our Group ranked second among natural and organic food chains in Hong Kong in 2021 in terms of estimated revenue with a market share of approximately 7.9%.

Our Growth Strategies

Our Group has formulated the following business strategy to further enhance our market position in the natural and organic food industry and to continue our business expansion.

Expand and reinforce our retail network by setting up new retail stores and refurbishing the existing retail stores in Hong Kong

In order to reinforce our leading market position, we strive to expand and improve our sales channels to continuously capture a wider customer base and further improve our market share. As sales via our “Greendotdot” retail stores are our principal source of income, we intend to expand our geographic coverage by setting up new retail stores so as to increase our market presence in Hong Kong.

As of June 30, 2022, we operated a chain of 23 retail stores in Hong Kong under our brand “Greendotdot”. Our Directors believe that the continuous expansion of our retail stores network would enhance our brand presence in Hong Kong and allow our Group to widen our customer base, which in turn would help reinforce our leading position in the market by capturing more market share.

As set forth in the above expansion plan, we intend to open new retail stores at prime locations in Hong Kong. Having considered that (i) the COVID-19 pandemic is generally under control; (ii) the demand for food products is well-supported by consumers in the market; (iii) the sales for natural and organic food in Hong Kong is expected to continue its growth as driven by the local consumers’ rising belief in a healthy diet and increasing knowledge about organic food, according to the Frost & Sullivan Report; and (iv) we have an established reputation and brand recognition in the natural and organic food market, which help maintain our popularity and customer loyalty amid the volatile economic conditions, our Directors believe that there will be sufficient market demand to support our expansion plans and our Group will be able to expand our market share by capturing market opportunities.

In addition to the opening of new retail stores, we also intend to refurbish our existing retail stores.

Real Property

We do not own any properties and have currently leased or licensed 24 properties in Hong Kong as of September 1, 2022. The properties are primarily used for the operation of our retail stores, office, Food Factory and warehouse.

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The following table sets out the details of our Group’s existing operating leases or licenses for our retail stores:

Property	Term of lease/license	Basis of rent/ license fee	Area
Hong Kong			(sq.m.)
Shop Unit 160, 1/F, 100 Shing Tai Road, Paradise Mall, Heng Fa Chuen, Chai Wan, Hong Kong	3/1/2021 – 2/29/2024	Monthly rent and a certain percentage of the monthly gross sales turnover	15.6

Nos, 265A and 265B, Level 2 Ma On Shan Plaza, 608 Sai Sha Road, Ma On Shan, Shatin, New Territories, Hong Kong	5/1/2020 – 4/30/2023	Monthly rent and a certain percentage of the monthly gross sales turnover	57.3

Shop No. K01, Upper Ground Floor, Olympian City I, 11 Hoi Fai Road, West Kowloon, Hong Kong	6/16/2022 – 6/15/2025	Monthly rent and a certain percentage of the monthly gross sales turnover	23.8

Part of Shop B, Ground Floor, Fat Cheong Building, Nos. 63–81	3/1/2021 – 2/28/2024	Monthly rent	38.9

Electric Road, Hong Kong Shop ADM 29, Admiralty MTR Station	4/24/2021 – 4/23/2024	Monthly license fee or a certain percentage of monthly gross sales turnover, whichever is higher	26.12

Shop DIH 13, Diamond Hill MTR Station	8/7/2020 – 8/6/2023	Monthly license fee or a certain percentage of monthly gross sales turnover, whichever is higher	25

Shop FOH 11, Fortress Hill MTR Station	8/13/2020 – 8/12/2023	Monthly license fee or a certain percentage of monthly gross sales turnover, whichever is higher	16.6

Shop HAH 16, Hang Hau MTR Station	10/12/2020 – 10/11/2023	Monthly license fee or a certain percentage of monthly gross sales turnover, whichever is higher	17.5

Shop HOK 23B, Hong Kong MTR Station	4/22/2020 – 4/21/2023	Monthly license fee or a certain percentage of monthly gross sales turnover, whichever is higher	31.6

Shop KOB 12, Kowloon Bay MTR Station	5/5/2022 – 5/4/2025	Monthly license fee or a certain percentage of monthly gross sales turnover, whichever is higher	12

Shop KWT 12, Kwun Tong MTR Station	12/14/2021 – 12/13/2024	Monthly license fee or a certain percentage of monthly gross sales turnover, whichever is higher	13.2

Shop MEF 6, Mei Foo MTR Station	7/15/2022 – 14/4/2023	Monthly license fee or a certain percentage of monthly gross sales turnover, whichever is higher	11.3

Shop PRE 20, Prince Edward MTR Station	5/2/2021 – 5/1/2024	Monthly license fee or a certain percentage of monthly gross sales turnover, whichever is higher	18

Shop SYP 2, Sai Ying Pun MTR Station	3/29/2021 – 3/28/2024	Monthly license fee or a certain percentage of monthly gross sales turnover, whichever is higher	24.7

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Shop TSW 9, Tsuen Wan MTR Station	11/30/2019 – 5/29/2023	Monthly license fee or a certain percentage of monthly gross sales turnover, whichever is higher	20

Shop TSY 307, Tsing Yi MTR Station	10/16/2019 – 10/15/2022	Monthly license fee or a certain percentage of monthly gross sales turnover, whichever is higher	43.5

Shop TUM 23, Tuen Mun MTR Station	3/1/2022 – 2/28/2025	Monthly license fee or a certain percentage of monthly gross sales turnover, whichever is higher	21.1

Shop YMT 22, Yau Ma Tei MTR Station	9/7/2021 – 9/6/2024	Monthly license fee or a certain percentage of monthly gross sales turnover, whichever is higher	17.1

Shop YUL 8, Yuen Long MTR Station	3/26/2022 – 3/25/2025	Monthly license fee or a certain percentage of monthly gross sales turnover, whichever is higher	21.1

Shop TUC 8, Tung Chung MTR Station	10/12/2020 – 10/11/2023	Monthly license fee or a certain percentage of monthly gross sales turnover, whichever is higher	19

Shop KET 7, Kennedy Town MTR Station	10/28/2020 – 10/27/2023	Monthly license fee or a certain percentage of monthly gross sales turnover, whichever is higher	32

Shop KOT 4, Kowloon Tong MTR Station	12/28/2020-12/27/2023	Monthly license fee or a certain percentage of monthly gross sales turnover, whichever is higher	10.8

The following table sets out the details of our Group’s existing operating leases for our office, Food Factory and warehouse:

Property	Usage	Term of lease	Basis of rent	Area

Hong Kong				(sq.m.)

Flat 2–3,4/F, Join-in Hang Sing Centre, 2–16 Kwai Fung Crescent, Kwai Chung, New Territories, Hong Kong	Warehouse and back office	1/1/2022-31/12/2022	Monthly rental fee	179.3

4th Floor, Tower 2, Room F, G, J &N, Wah Fung Industrial Centre, 33–39 Kwai Fung Crescent, Kwai Chung, New Territories, Hong Kong	Food Factory	1/1/2022 – 31/12/2022	Monthly rental fee	384.9

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Marketing and Promotional Activities

We strive to capture an extensive customer base and to deepen market penetration for our products. We obtain market information and formulate our marketing and promotional strategies based on market dynamics and product characteristics. Our marketing and promotional initiatives include placing advertisements through various media and channels, such as printed publications, the internet and social media. We also adopt a variety of other advertising methods, including, direct mailing, joint promotions with other brands, in-store promotions and promotions at exhibitions.

Pricing Policy

We adopt a cost-plus pricing model to determine the retail price levels and the wholesale price levels of our products. We take into consideration various factors such as procurement costs, expected profit margins, marketing and promotional expenses, perceived market trends and price of similar products on the market to ensure that our price is competitive in the market. We provide recommended retail prices to supermarkets and department stores, which are similar to the retail prices in our retail stores.

Customers

Due to the nature of our business, our revenue is mainly generated from retail customers, in particular through our retail stores, supermarkets or department stores from the general public. For the years ended December 31, 2020 and 2021 and the six months ended June 30, 2022, our largest customer accounted for approximately 9.9%, 10.6% and 11.5%, of our total revenue, respectively, while our five largest customers in aggregate accounted for approximately 30.4%, 28.6% and 29.7% of our total revenue, respectively.

Vendors

We mainly source raw materials, finished products and packaging materials from our suppliers. As of the date of this prospectus, we have over 150 suppliers on our list of approved suppliers, which is subject to ongoing review and updated regularly. The majority of our vendors are packaged foods suppliers. For the years ended December 31, 2020 and 2021 and the six months ended June 30, 2022, our largest vendor accounted for approximately 7.0%, 9.2% and 9.0% of our total cost of sales, respectively, while our five largest vendors in aggregate accounted for approximately 23.9%, 31.3% and 25.2% of our total cost of sales, respectively.

Competition

The overall natural and organic food market is considered to be competitive and fragmented with over 300 establishments of specialized natural and organic retail stores in Hong Kong in 2020 and the number of specialized stores is expected to exceed 550 by 2026. According to the Frost & Sullivan Report, our Group ranked second among natural and organic food chains in Hong Kong in 2021 in terms of estimated revenue with a market share of approximately 7.9%. While the top five largest organic food chains in Hong Kong accounted for approximately 23.4% of the market share in terms of estimated revenue.

We consider our competitive advantages have contributed to our continued success, in particular of which our stable relationship with suppliers, established brand recognition and diversified product portfolio. We believe our competitive strengths lie in the following:

Established brand recognition and market position in the growing natural and organic food market

We believe we have a proven business track record and have established strong brand recognition. Since our establishment in 1999, our efforts have led to the recognition of our brand “Greendotdot” as a reputable brand in the market. We believe that the brand image of “Greendotdot” is associated by the public with quality and reliable natural and organic products, which we further believe has reinforced our customers’ confidence in our products. We believe our brand reputation and influence differentiate us from our competitors and have led to our popularity and customer loyalty.

With local consumers’ increasing awareness of the benefits of a healthy diet and knowledge about natural and organic foods, we believe the natural and organic food market will continue to expand. According to the Frost & Sullivan Report, the natural and organic food market in Hong Kong is expected to grow at a CAGR of approximately 13.7% and reach approximately HK$3.8118 billion by the end of 2026. With our brand recognition and customers’ confidence in our products, we believe it will place us in a favorable position to further capture demand in the growing market.

Our ability to identify and vet quality suppliers and our established relationships with existing suppliers

Our suppliers consist of brand owners and manufacturers throughout the world, as well as local suppliers in Hong Kong. In order to enrich our product range and product portfolio, we maintain relationships with our existing suppliers and proactively identify new suppliers by regularly attending international trade fairs, exhibitions and conventions, which provides us access to extensive procurement networks and diversified supplier contacts.

Our Group has implemented a stringent vetting process to assess the suitability and quality of our suppliers and we conduct business reviews and evaluations of our suppliers on a continual basis. As of June 30, 2022, we had over 150 suppliers on our approved suppliers list. Given that we have developed and maintained a diverse supplier base on our internal list of approved suppliers, we are able to predict changes in product trends effectively and capture opportunities to source a wide variety of quality and distinctive products originating from various countries. The relationships we maintain with our suppliers enable our Group to create and foster stable, long term relationships with our suppliers which contribute to the success of our Group.

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Established sales channels supported by effective marketing and promotion initiatives

We have a diversified portfolio of over 600 products available and we have established various sales channels to ensure our products reach an extensive customer base. Our sales channels include (i) retail sales via our retail stores in Hong Kong, online sales platforms and exhibitions, and (ii) wholesale sales to bulk-purchase customers. As of June 30, 2022, we operated a chain of 23 retail stores in Hong Kong under our brand “Greendotdot,” strategically located in Metrorail stations, residential areas or shopping complexes, which are prime locations with high pedestrian traffic.

In addition, we also implement multi-dimensional marketing and promotional initiatives to target a large customer base and to deepen market penetration for our products. We closely follow market information and formulate marketing and promotional strategies in order to adapt to fast changing trends in the market and customer tastes. Our marketing and promotional initiatives include placing advertisements through various media channels, including newspaper, the internet and social media. We also adopt a variety of other advertising methods, including direct mailing, joint promotions with other brands, in-store promotions and promotions at exhibitions. Moreover, we provide training for our sales personnel to ensure they are well-equipped regarding the relevant features of and health information about our products to effectively promote them to our customers.

We believe our established sales channels, supported by our effective marketing and promotional initiatives, provide us with a solid foundation to further increase the market share of our products, strengthen our brand recognition and enhance our ability to compete in the market.

Experienced management team with a proven track record

The members of our senior management team have extensive experience in the natural and organic food industry. Our Directors believe that our continued growth is attributable to the unique vision regarding market trends and vast knowledge on latest product information possessed by our experienced management team, which enable our Group to comprehend changing product trends effectively and continually. Our management team is responsible for overseeing different aspects of our operations including procurement, warehouse and transportation management, operation and marketing. The biographies of our Directors and senior management, are included herein under “Management – Executive Officers and Directors and Key Personnel.”

Employees

We have the following full time employees and officers located at Hong Kong as set forth below:

	As of
	June 30, 2022	December 31, 2021	December 31, 2020
Executive officers	2	1	1
Retail operation	88	96	82
Wholesale operation	26	23	27
Sale and marketing	2	3	2
Finance and accounting	4	2	3
Administration	3	2	3
Total	125	127	118

Employees are not covered by any collective bargaining agreement. We consider our global labor practices and employee relations to be good.

Intellectual Property

As of June 30, 2022, we were the registrant of three domains and five trademarks in Hong Kong and 19 trademarks in the PRC.

Awards And Accreditations

We have received various honors and awards in recognition of, among others, our achievements as a retailer in the natural and organic food industry. The following table sets forth the major awards and accreditations we have received:

Awards/Recognitions/Accreditations	Awarding organization	Year(s) of Grant
Hong Kong Top Brand	The Chinese Manufacturers’ Association of Hong Kong	2003

	Hong Kong Brand Development Council

Best Small and Medium Business Award	The Hong Kong Chamber of Small and Medium Business Limited	2008

Top 10 Organic Retailer	Hong Kong Organic Resource Centre	2012

My Favourite MTR Shops 2014	MTR Corporation Limited	2014

RoadShow Best Loved Brands Awards	RoadShow	2014

Quality Organic Retailer	Hong Kong Organic Resource Centre	2014

Cosmopolitan Best of the Best Awards – Best Green Store	Cosmopolitan	2016

Health Brand/Products of the Year Awards – Best Wellness Product Store	Cosmopolitan	2018

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Insurance

In line with the customary industry practice, our Group primarily maintains insurance for (i) employees’ compensation liability for personal injury; (ii) public liability; and (iii) all risks insurance which include loss and theft of our inventories in our retail stores and warehouse. We will continue to review and assess our risk portfolio and make necessary and appropriate adjustments to our insurance practices to align with our needs and with industry practice in Singapore and in the markets in which we operate.

Litigation And Other Legal Proceedings

As of the date hereof, we are not party to any significant proceedings.

Impact of COVID-19

Since June 2019, we have witnessed a deterioration in the Hong Kong economy as a result of social unrest and the outbreak of COVID-19 pandemic. In the face of general economic uncertainties, consumer sentiment has turned cautious and the spending patterns of consumers have changed with consumer demand gradually shifting to foods and daily necessities products. According to the report on Monthly Survey of Retail Sales published by the Census and Statistics Department of the HKSAR Government, the average monthly retail value of foods remained relatively stable at approximately HK$6.1 billion for the year ended December 31, 2019 and further rose to approximately HK$6.2 billion for the year ended December 31, 2020, while it declined to approximately HK$5.8 billion for the year ended December 31, 2021 primarily due to the outbreak of COVID-19 and resulting policies, such as the temporary closure of restaurants at night, which have affected the industry. Although the social unrest and the outbreak of the COVID-19 pandemic have weakened the local economy, customers’ ongoing demand for foods has underpinned the retail food market in Hong Kong.

In fact, similar to the above statistics as published by the Census and Statistics Department, the average customer spending per visit at our retail stores remained relatively stable at approximately HK$95.3, HK$90.9 and HK$90.3 for the years ended December 31, 2020 and 2021 and the six month period ended June 30, 2022, respectively, notwithstanding that the outbreak of the COVID-19 pandemic has dampened the consumer sentiment of the overall retail market, as more customers have purchased food products to prepare their meals at home during the COVID-19 pandemic. As supported by the demand for our food products, we have also remained relatively stable in overall sales volume for our retail stores during the year ended December 31, 2021 as compared to December 31, 2020. As such, the demand for our products was not adversely affected by the unfavorable market conditions in Hong Kong.

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REGULATORY ENVIRONMENT AND THE LAWS AND

REGULATIONS OF HONG KONG

The following sets forth a summary of the material laws and regulations relating to our Group’s business operations in Hong Kong.

Public Health and Municipal Services Ordinance

The legal framework for food safety control in Hong Kong is set out in Part V of the Public Health and Municipal Services Ordinance (Chapter 132 of the Laws of Hong Kong) (the “Public Health Ordinance”) and the relevant sub-legislations thereunder. The Public Health Ordinance requires the manufacturers and sellers of food to ensure that their products are fit for human consumption and comply with the requirements in respect of food safety, food standards and labelling.

As the business of our Group principally involves retail of natural and organic foods in Hong Kong, our Group is subject to the Public Health Ordinance.

Section 50 of the Public Health Ordinance prohibits the manufacturing, advertising and sale in Hong Kong of food or drugs that are injurious to health. Anyone who fails to comply with this section commits an offence which carries a maximum penalty of HK$10,000 and imprisonment for three months.

Section 52 of the Public Health Ordinance provides that, subject to a number of defenses in section 53 of the same ordinance, if a seller sells to the prejudice of a purchaser any food or drug which is not of the nature, substance or quality of the food or drug demanded by the purchaser, the seller shall be guilty of an offence which carries a maximum penalty of HK$10,000 and imprisonment for three months.

According to section 54 of the Public Health Ordinance, any person who sells or offers or exposes for sale or has in his possession for the purpose of sale or preparation for sale or deposits with, or consigns to, any person for the purpose of sale or of preparation for sale, any food intended for, but unfit for, human consumption, or any drug intended for use by human but unfit for that purpose, shall be guilty of an offence. The maximum penalty for contravention of section 54 is a fine of HK$50,000 and imprisonment for six months.

Section 61 of the Public Health Ordinance provides that it shall be an offence for any person who gives with any food or drug sold by him/her or displays with any food or drug exposed for sale by him/her any label which falsely describes the food or drug or is calculated to mislead as to its nature, substance or quality. Further, it shall also be an offence if any person publishes or is a party to the publication of an advertisement falsely describing any food or drug or is likely to mislead as to the nature, substance or quality of any food or drug. However, the offender can rely on warranty as a defense.

Section 71(2) of the Public Health Ordinance sets out that if a warranty is given by a person resident outside Hong Kong, it shall only be a defense if the company (i) has, not later than 3 clear days before the date of the hearing, sent to the prosecutor a copy of the warranty with a notice stating that he intends to rely on it and specifying the name and address of the person from whom he received it; and (ii) has also sent a like notice to that person, the company has to prove that it had taken reasonable steps to ascertain, and did in fact believe in, the accuracy of the statement contained therein.

Food Safety Ordinance

Food Safety Ordinance (Chapter 612 of the Laws of Hong Kong) (the “Food Safety Ordinance”) establishes a registration scheme for food importers and food distributors to require the keeping of records by persons who acquire, capture, import or supply food and to enable food import controls to be imposed.

Each of Organic Gardens and GDD Hong Kong is registered as a food importer/distributor under the Food Safety Ordinance so that our Group may import natural and organic food into Hong Kong for sale.

Registration as food importer or distributor

Sections 4 and 5 of the Food Safety Ordinance require any person who carries on a food importation business or food distribution business to register with the Food and Environmental Hygiene Department as a food importer or food distributor.

Any person who does not register but carries on a food importation or distribution business, without reasonable excuse, commits an offence and is liable to a maximum fine of HK$50,000 and imprisonment for six months.

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Record-keeping requirement relating to movement of food

Section 24 of the Food Safety Ordinance provides that a person who, in the course of business, supplies food in Hong Kong by wholesale must record the following information about the supply:

●	the date the food was supplied;

●	the name and contact details of the person to whom the food was supplied;

●	the total quantity of the food; and

●	a description of the food.

A record must be made under this section within 72 hours after the time the supply took place. Any person who fails to comply with the record-keeping requirement, without reasonable excuse, commits an offence and is liable to a maximum fine of HK$10,000 and imprisonment for three months.

Consumer Goods Safety Ordinance

The Consumer Goods Safety Ordinance (Chapter 456 of the Laws of Hong Kong) (the “Consumer Goods Safety Ordinance”) imposes a duty on manufacturers, importers and suppliers of certain consumer goods to ensure that the consumer goods they supply are safe and for incidental purposes.

Our products, other than food (which are specifically excluded under the schedule of the Consumer Goods Safety Ordinance), are regulated by the Consumer Goods Safety Ordinance and the Consumer Goods Safety Regulation (Chapter 456A of the Laws of Hong Kong) (the “Consumer Goods Safety Regulation”).

Section 4(1) of the Consumer Goods Safety Ordinance requires consumer goods to be reasonably safe having regard to all of the circumstances including (a) the manner in which, and the purpose for which the products are presented, promoted or marketed; (b) the use of any mark in relation to the consumer goods, instructions or warnings given for the keeping, use or consumption of the consumer goods; (c) reasonable safety standards published by a standards institute or similar bodies for consumer goods of the description which applies to the consumer goods or for matters relating to consumer goods of that description; and (d) the existence of any reasonable means to make the consumer goods safer.

According to section 2(1) of the Consumer Goods Safety Regulation, where consumer goods on their packages are marked with, or where any labels affixed to or any documents enclosed in their packages contain, any warning or caution regarding the safe keeping, use, consumption or disposal, such warning or caution shall be in both the English and the Chinese languages. Such warnings and cautions, as required by section 2(2) of the Consumer Goods Safety Regulation, shall be legible and be placed in a conspicuous position on (a) the consumer goods; (b) any package of the consumer goods; (c) a label securely affixed to the package; or (d) a document enclosed in the package.

Sale of Goods Ordinance

The Sale of Goods Ordinance (Chapter 26 of the Laws of Hong Kong) (the “Sale of Goods Ordinance”) provides, inter alia, that where a seller sells goods in the course of a business, there is an implied condition that (a) where the goods are purchased by description, the goods must correspond with the description; (b) the goods supplied are of merchantable quality; and (c) the goods must be fit for the purpose for which they are purchased. Otherwise, a buyer has the right to reject defective goods unless he or she has a reasonable opportunity to examine the goods.

The business of our Group involves retail of natural and organic foods, and the Sale of Goods Ordinance provides implied terms for the standard of goods sold by our Group to its customers. A breach of the terms may give rise to a civil action for breach of contract by customers. However, no criminal liability arises from a breach of the implied terms.

Trade Descriptions Ordinance

The Trade Descriptions Ordinance (Chapter 362 of the Laws of Hong Kong) (the “Trade Descriptions Ordinance”) prohibits false trade description, false, misleading or incomplete information, false statements etc., in respect of goods offered in the course of trade. Therefore, all of the food and products sold by our Group are required to comply with the relevant provisions therein.

Section 2 of the Trade Descriptions Ordinance provides, inter alia, that “trade description” in relation to goods means an indication, direct or indirect, and by whatever means given, of certain matters (including among other things, quantity, method of manufacture, composition, fitness for purpose, availability, compliance with a standard specified or recognized by any person, price, their being of the same kind as goods supplied to a person, price, place or date of manufacture, production, processing or reconditioning, person by whom manufactured, produced, processed or reconditioned etc.), with respect to any goods or parts of the goods; and in relation to services means an indication, direct or indirect, and by whatever means given, of certain matters (including among other things, nature, scope, quantity, fitness for purpose, method and procedures, availability, the person by whom the service is supplied, after-sale service assistance, price etc.).

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Section 7 of the Trade Descriptions Ordinance provides that no person shall in the course of trade or business apply a false trade description to any goods or supply or offer to supply any goods to which a false trade is applied; or has in his possession for sale or for any purpose of trade or manufacture any goods to which with a false trade descriptions is applied.

Section 7A provides that a trader who applies a false trade description to a service supplied or offered to be supplied to a consumer, or supplies or offers to supply to a consumer a service to which a false trade description is applied, commits an offence.

Sections 13E, 13F, 13G, 13H and 13I provide that a trader who engages in relation to a consumer in a commercial practice that (a) is a misleading omission; or (b) is aggressive; (c) constitutes bait advertising; (d) constitutes a bait and switch; or (e) constitutes wrongly accepting payment for a product, commits an offence.

In accordance with section 18 of the Trade Descriptions Ordinance, a person who commits an offence under sections 7, 7A, 13E, 13F, 13G, 13H or 13I shall be subject, on conviction on indictment, to a fine of HK$500,000 and to imprisonment for five years, and on summary conviction, to a fine at HK$100,000 and to imprisonment for two years.

Food and Drugs (Composition and Labelling) Regulations

Food and Drugs (Composition and Labelling) Regulations (Chapter 132W of the Laws of Hong Kong) (the “Food and Drugs Regulations”), which are under the Public Health Ordinance, contains provisions governing the advertising and labelling of food.

Our Group’s business largely involves retail of natural and organic food, and is bound by the advertising and labelling requirements under the Food and Drugs Regulations in terms of business operations.

Regulation 3 of the Food and Drugs Regulations provides that the composition of foods and drugs specified in Schedule 1 shall be up to the standards as specified in that schedule. The applicability of individual standards specified thereunder depends on whether the individual product in question is considered “drug” as defined in the Public Health Ordinance.

Pursuant to Regulation 5 of the Food and Drugs Regulations, any person who advertises for sale, sells or manufactures for sale any food or drug which does not conform to the relevant requirements as to the composition prescribed in Schedule 1 to the Food and Drugs Regulations commits an offence and is liable to a fine of HK$50,000 and imprisonment for six months.

Regulation 4A of the Food and Drugs Regulations requires all pre-packaged food and products sold by our Group (except for those listed in Schedule 4 thereto) to be marked and labeled in the manner prescribed in Schedule 3 to the Food and Drugs Regulations. Schedule 3 contains labeling requirements in respect of stating the product’s name or designation, ingredients, “best before” or “use by” date, special conditions for storage or instruction for use, manufacturer’s or packer’s name and address, and count, weight or volume. Additionally, Schedule 3 also includes requirements on the appropriate language or languages for marking or labelling pre-packaged food. Contravention of those requirements may result in a conviction carrying a maximum penalty of HK$50,000 and imprisonment for six months.

In accordance with Regulation 4B of the Food and Drugs Regulations, generally pre-packaged food sold by our Group should be marked or labeled with its energy value and nutrient content in the manner prescribed in Part 1 of Schedule 5, and nutrition claims, if any, made on the label of the product or in any advertisement for the product should comply with Part 2 of Schedule 5. Contravention of those requirements may result in a conviction carrying a maximum penalty of HK$50,000 and imprisonment for six months.

Food Business Regulation

Regulation 31 of the Food Business Regulation (Chapter 132X of the Laws of Hong Kong) (the “Food Business Regulation”) provides that except under and in accordance with a license granted under the Food Business Regulation, no person shall carry on or cause or permit or suffer to be carried on any food business including a food factory. “Food factory” is defined as any food business which involves the preparation of food for sale for human consumption off the premises.

Our Group’s business involves preparation of food for sale for human consumption off premises, and is therefore regarded a Food Factory as defined by the Food Business Regulation. Accordingly, Organic Gardens has obtained a Food Factory license to carry on food business at designated premises in Hong Kong.

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MANAGEMENT

The following table sets forth the names, ages and titles of our directors, executive officers and key personnel:

Name	Age	Title

Executive Officers and Directors:

Mr. Wong Ka Wo, Simon	72	Chairman and Executive Director

Ms. Cheuk Fung Ting	61	Executive Director and Chief Executive Officer

Mr. Chan Ka Nam	39	Chief Financial Officer

Independent Directors:

Dr. Kung Wai Chiu Marco	48	Independent Director

Mr. Cheung Sang	46	Independent Director

Mr. Kwong Ping Man	57	Independent Director

Executive Officers and Directors:

Mr. Wong Ka Wo, Simon BBS JP, is our Chairman of the Board and an Executive Director. Mr. Wong is responsible for overseeing the general management and formulating business strategies for our Group. Mr. Wong was appointed as a Director on December 24, 2018 and re-designated as the Chairman and our executive Director on January 20, 2020. Mr. Wong is currently a director of all subsidiaries of our Group. Mr. Wong completed his Bachelor of Arts at the University of Minnesota, USA in June 1974. With more than 30 years of managerial experience in the catering industry, Mr. Wong has played a critical role in formulation of business strategies and expansion plans for our Group. Prior to establishing our Group in March 1999, Mr. Wong engaged in the design field for more than 10 years after graduation. He worked for Tsit Wing Coffee Company Limited (now known as Tsit Wing (Hong Kong) Company Limited), a subsidiary of Tsit Wing International Holdings Limited (HKEx: 02119), from June 1986 to July 1993 during which he served as a director. Since then, Mr. Wong has devoted his time to his own business in the catering industry as a director of Kampery Development and Kampery F&B, respectively.

Mr. Wong actively participates in various organizations in Hong Kong. He has served as a vice president of the Chinese Manufacturers’ Association of Hong Kong and the Chairman of Hong Kong Brand Development Council since January 2018 and April 2018, respectively. Mr. Wong has served as the President of Hong Kong Federation of Restaurants & Related Trades since 2003, the Chairman of Chamber of Food & Beverage Industry of Hong Kong since May 2013, the Chairman of Association of Coffee & Tea of Hong Kong since September 2008, the Chairman of Association of Green Organic at Living since December 2008 and an Honorary Adviser to the International Food Safety Association since January 2014. He is also appointed as a Deputy Chairman of the Governing Council of Hong Kong Quality Assurance Agency since 2017.

Mr. Wong is also recognized by the Government for his community services. He was appointed a Justice of the Peace in 2008, and was awarded the Bronze Bauhinia Star in 2017. He has also served as a member of the Expert Committee on Food Safety from September 2006 to September 2012.

Ms. Cheuk Fung Ting is our Chief Executive Officer and an Executive Director. Ms. Cheuk is responsible for managing the business operation of our Group and overseeing the financial, operational and administrative aspects of our Group. Ms. Cheuk was appointed as a Director on December 24, 2018 and re-designated as our Chief Executive Officer and executive Director on January 20, 2020. She is currently a director in all subsidiaries of our Group.

Ms. Cheuk completed her Bachelor of Social Sciences at the University of Hong Kong in November 1984. She further completed her Master of Philosophy in Communication at the Chinese University of Hong Kong in October 1988.

With approximately 30 years of experience in the catering industry, Ms. Cheuk has extensive experience in marketing and management, and played a critical role in business management and operations of our Group. Prior to establishing our Group in March 1999, she worked in the media industry between 1988 and 1990. Ms. Cheuk worked for Tsit Wing Coffee Company Limited (now known as Tsit Wing (Hong Kong) Company Limited), a subsidiary of Tsit Wing International Holdings Limited (HKEx: 02119), from September 1990 to July 1993 as a marketing manager. She then joined Kampery Group in July 1993 as a general manager and has served as a director of Kampery Group since September 1997.

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Ms. Cheuk has served as a member of the Marketing Advisory Board of Agriculture, Fisheries and Conservation Department since February 2019 and served as a member of the Advisory Council on Food and Environmental Hygiene of Food and Health Bureau from April 2009 to March 2015.

Mr. Chan Ka Nam is our Chief Financial Officer He is responsible for overseeing the financial reporting, financial planning, and financial control of our Group. Mr. Chan has over 12 years of experience in accounting and financial reporting. He obtained a Bachelor of Commerce degree in Accountancy from the Hong Kong Baptist University in November 2007. Prior to joining our Group, Mr. Chan was employed by Gold Profit Trading Limited in July 2016 as the chief financial officer until July 2021. Mr. Chan worked as the accounts manager for O’Park Corporate Services Limited from September 2021 to March 2022. Mr. Chan has been a member of the Hong Kong Institute of Certified Public Accountants since May 2013 and has been a fellow member since October 2020.

Independent Directors:

Dr. Kung Wai Chiu Marco will become an Independent Director upon the registration statement of which this prospectus forms a part becoming effective. Dr. Kung will be the chairman and financial expert of the audit committee, and a member of the compensation committee and the nomination committee. Dr. Kung has over 23 years of experience in the business advisory and auditing field in Hong Kong. Since March 2020, he has been a director and co-founder of WinPark CPA Company Limited, a Certified Public Accountants (Practicing) firm in Hong Kong, where he is primarily responsible for the overall management of its business.

Dr. Kung possesses experience in compliance, corporate governance and financial management for listed companies. He worked at Sanai Health Industry Group Company Limited, the shares of which are listed on the Main Board of The Stock Exchange of Hong Kong Limited (HKEx: 01889), from August 2006 to June 2016, in which he had been the financial controller. He was the chief financial officer of Alpha Professional Holdings Limited (HKEx: 00948), from April 2017 to January 2019. He was appointed as the company secretary and authorized representative of the same company from November 2017 to January 2020 and as an advisor from January 2020 to March 2020. He also served as the company secretary and authorized representative of Hailan Holdings Limited (HKEx: 02278) from September 2018 to March 2019. Dr. Kung has been an independent non-executive director of CTR Holdings Limited, the shares of which are listed on the Main Board of The Stock Exchange of Hong Kong Limited (HKEx: 01416), since November 2019.

Dr. Kung graduated from Lingnan College (currently known as the Lingnan University) in Hong Kong with a bachelor of business administration degree in November 1997. He also obtained a master’s degree in business administration from The University of Wollongong in Australia in August 2005 and a master’s degree in corporate governance from The Hong Kong Polytechnic University in Hong Kong in October 2008. Dr. Kung has been enrolled in a doctorate degree program in business administration at The Hong Kong Polytechnic University in Hong Kong since 2019. He was admitted as a fellow of the Association of Chartered Certified Accountants, the Hong Kong Institute of Certified Public Accountants and the Taxation Institute of Hong Kong in September 2005, February 2008 and July 2010, respectively. In addition, Dr. Kung was admitted as an associate of both the Institute of Chartered Secretaries and Administrators and the Hong Kong Institute of Chartered Secretaries in February 2009. Dr. Kung was registered as a Certified Public Accountant (Practising) in January 2007 and was also registered as a Certified Tax Adviser (Non-Practising) in Hong Kong in July 2010. In September 2018, Dr. Kung became a Chartered Governance Professional of the Institute of Chartered Secretaries and Administrators and the Hong Kong Institute of Chartered Secretaries. Dr. Kung also earned his Doctor of Business Administration from The Hong Kong Polytechnic University, Hong Kong, in 2022.

Mr. Cheung Sang will become an Independent Director upon the registration statement of which this prospectus forms a part becoming effective. Mr. Cheung will be the chairman of the compensation committee and a member of the audit committee and the nomination committee. Mr. Cheung has over 20 years of experience in the financial sector having started his career as an assistant investment services manager with Hang Seng Bank in 2000 providing fund management and support services. From 2005 to present, Mr. Cheung has worked with various companies. From October 2019 to September 2021, Mr. Cheung worked as a consultant at Seazen Resources Capital Group Limited where he provided consultancy services to clients on equity and capital market information. Since 2009, Mr. Cheung has been the founder and consultant of Cheung Sang & Co. where he provided consultancy services for private deals in mining, real estate and manufacturing. Mr. Cheng also serves as a director for Full Win Inc Limited. Mr. Cheung graduated from the Chinese University of Hong Kong with a Bachelor of Engineering degree in 2000 and obtained a Master degree in E-Commerce in 2004.

Mr. Kwong Ping Man will become an Independent Director upon the registration statement of which this prospectus forms a part becoming effective. Mr. Kwong will be the chairman of the nomination committee, and a member of the audit committee and the compensation committee. Mr. Kwong possesses over 25 years of experience in accounting and administration. He is currently a director of O’Park Corporate Services Limited, a company primarily engaged in corporate advisory and company secretarial services. Between 1997 and 2013, Mr. Kwong held positions such as accountant, financial controller and/or chief financial officer of various companies including Polyard Petroleum International Group Limited (HKEx: 08011), Starlight Culture Entertainment Group Limited (HKEx: 01159) and China Bozza Development Holdings Limited (HKEx: 01069). Mr. Kwong is an independent non-executive director of Landrich Holdings Limited (HKEx: 02132), Royal Deluxe Holdings Limited (HKEx: 03789) and Rare Earth Magnesium Technology Group Holdings Limited (HKEx: 00601).

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Mr. Kwong graduated from the Curtin University of Technology in Australia with a Bachelor’s degree in Commerce and Accounting in August 1996. He obtained a Postgraduate Diploma in Corporate Administration and a Master of Professional Accounting from the Hong Kong Polytechnic University in November 1998 and November 2003, respectively. He is also a member of CPA Australia, a fellow member of the Hong Kong Institute of Certified Public Accountants, and an associate member of each of the Hong Kong Institute of Company Secretaries and the Institute of Chartered Secretaries and Administrators.

Committees of the Board of Directors

Our board of directors will establish an audit committee, a compensation committee and a nomination committee effective upon the registration statement of which this prospectus forms a part becoming effective, each of which will operate pursuant to a charter adopted by our board of directors that will be effective upon the effectiveness of the registration statement of which this prospectus is a part. The board of directors may also establish other committees from time to time to assist our company and the board of directors. Upon the effectiveness of the registration statement of which this prospectus is a part, the composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, the Nasdaq Capital Market and SEC rules and regulations. Upon our listing on the Nasdaq Capital Market, each committee’s charter will be available on our website at www.greendotdot.com. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be part of this prospectus.

Audit committee

Dr. Kung, Mr. Cheung and Mr. Kwong will serve on the audit committee, which will be chaired by Dr. Kung. Our board of directors has determined that each are “independent” for audit committee purposes as that term is defined by the rules of the SEC and the Nasdaq Capital Market, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of directors has designated Dr. Kung as an “audit committee financial expert,” as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

●	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

●	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

●	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;

●	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

●	coordinating the oversight and reviewing the adequacy of our internal controls over financial reporting;

●	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns; recommending, based upon the audit committee’s review and discussions with management and our independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 20-F;

●	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

●	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

●	reviewing earnings releases.

Compensation committee

Mr. Cheung, Mr. Kwong and Dr. Kung will serve on the compensation committee, which will be chaired by Mr. Cheung. The compensation committee’s responsibilities include:

●	evaluating the performance of our chief executive officer in light of our company’s corporate goals and objectives and based on such evaluation: (i) recommending to the board of directors the cash compensation of our chief executive officer, and (ii) reviewing and approving grants and awards to our chief executive officer under equity-based plans;

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●	reviewing and recommending to the board of directors the cash compensation of our other executive officers;

●	reviewing and establishing our overall management compensation, philosophy and policy;

●	overseeing and administering our compensation and similar plans;

●	reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters and evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable the Nasdaq Capital Market rules;

●	retaining and approving the compensation of any compensation advisors;

●	reviewing and approving our policies and procedures for the grant of equity-based awards;

●	reviewing and recommending to the board of directors the compensation of our directors; and

●	preparing the compensation committee report required by SEC rules, if and when required.

Nomination committee

Mr. Kwong, Mr. Cheung and Dr. Kung and will serve on the nomination committee, which will be chaired by Mr. Kwong. Our board of directors has determined that each member of the nomination committee is “independent” as defined in the applicable the Nasdaq Capital Market rules. The nomination committee’s responsibilities include:

●	developing and recommending to the board of directors criteria for board and committee membership;

●	establishing procedures for identifying and evaluating director candidates, including nominees recommended by stockholders; and

●	reviewing the composition of the board of directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us.

While we do not have a formal policy regarding board diversity, our nomination committee and board of directors will consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity (including, but not limited to race, gender or national origin). Our nomination committee’s and board of directors’ priority in selecting board members is identification of persons who will further the interests of our shareholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experience and expertise relevant to our growth strategy.

Foreign Private Issuer Status

The Nasdaq Capital Market listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable Nasdaq Capital Market corporate governance standards. The application of such exceptions requires that we disclose each Nasdaq Capital Market corporate governance standard that we do not follow and describe the Cayman Islands corporate governance practices we do follow in lieu of the relevant Nasdaq corporate governance standard. We currently follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq Capital Market in respect of the following:

●	the majority independent director requirement under Section 5605(b)(1) of the Nasdaq Capital Market listing rules; the requirement under Section 5605(d) of the Nasdaq Capital Market listing rules that a compensation committee comprised solely of independent directors governed by a compensation committee charter oversee executive compensation;

●	the requirement under Section 5605(e) of the Nasdaq Capital Market listing rules that director nominees be selected or recommended for selection by either a majority of the independent directors or a nominations committee comprised solely of independent directors;

●	the Shareholder Approval Requirements under Section 5635 of the Nasdaq Capital Market listing rules; and

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●	the requirement under Section 5605(b)(2) of the Nasdaq Capital Market listing rules that the independent directors have regularly scheduled meetings with only the independent directors present.

Code of Conduct and Code of Ethics

Prior to the effectiveness of the registration statement of which this prospectus is a part, we intend to adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions. Following the effectiveness of the registration statement of which this prospectus is a part, a current copy of this code will be posted on the Corporate Governance section of our website, which is located at www.greendotdot.com. The information on our website is deemed not to be incorporated in this prospectus or to be a part of this prospectus. We intend to disclose any amendments to the code of ethics, and any waivers of the code of ethics or the code of conduct for our directors, executive officers and senior finance executives, on our website to the extent required by applicable U.S. federal securities laws and Nasdaq Capital Market corporate governance rules.

Compensation of Directors and Executive Officers

The following table summarizes all compensation received by our directors and executive officers during the years ended December 31, 2020 and 2021.

Summary Compensation Table

		Salary		Compensation Paid Bonus		Other Compensation (1)
Name and Principal Position	Year	(HK$’000)	(US$’000)	(HK$’000)	(US$’000)	(HK$’000)	(US$’000)

Mr. Wong Ka Wo, Simon, Chairman and Executive Director	2020	-	-	-	-	-	-
	2021	-	-	-	-	-	-

Ms. Cheuk Fung Ting, Executive Director and Chief Executive Officer	2020	244	31	-	-	-	-
	2021	244	31	-	-	-	-

Mr. Chan Ka Nam, Chief Financial Officer	2020	-	-	-	-	-	-
	2021	-	-	-	-	-	-

Dr. Kung Wai Chiu Marco, Independent Director	2020	-	-	-	-	-	-
	2021	-	-	-	-	-	-

Mr. Cheung Sang, Independent Director	2020	-	-	-	-	-	-
	2021	-	-	-	-	-	-

Mr. Kwong Ping Man, Independent Director	2020	-	-	-	-	-	-
	2021	-	-	-	-	-	-

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Employment Agreements

Employment Agreement with Mr. Wong

We entered into an employment agreement dated April 1, 2022 with Mr. Wong, pursuant to which he is employed as the chairman and executive director of GDD Hong Kong. The agreement provides for a monthly base salary which amount may be adjusted from time to time in the discretion of the Company. Mr. Wong’s current monthly base salary is HK$30,000 (US$3,822). Under the terms of the agreement, Mr. Wong’s employment will continue indefinitely, subject to termination by either party to the agreement upon one month’s prior written notice or the equivalent salary in lieu of such notice after the three months’ probation period (if extension of such period is not required). The agreement also contains non-disclosure, non-competition and non-solicitation provisions. Mr. Wong is required under the agreement to devote at least 50% of his time to manage and operate the business of the members of the Group.

Employment Agreement with Ms. Cheuk

We entered into an employment agreement dated January 3, 2022 with Ms. Cheuk, pursuant to which she is employed as the chief executive officer and executive director of GDD Hong Kong. The agreement provides for a monthly base salary which amount may be adjusted from time to time in the discretion of the company. Ms. Cheuk’s current monthly base salary is HK$20,500 (US$2,612). Under the terms of the agreement, Ms. Cheuk’s employment will continue indefinitely, subject to termination by either party to the agreement upon one month’s prior written notice or the equivalent salary in lieu of such notice after the three months’ probation period (if extension of such period is not required). The agreement also contains non-disclosure, non-competition and non-solicitation provisions.

Employment Agreement with Mr. Chan

We entered into an employment agreement dated April 1, 2022 with Mr. Chan, pursuant to which he is employed as the chief financial officer of Organic Gardens. The agreement provides for a monthly base salary which amount may be adjusted from time to time in the discretion of the company. Mr. Chan’s current monthly base salary is HK$70,000 (US$8,919). Under the terms of the agreement, Mr. Chan’s employment will continue indefinitely, subject to termination by either party to the agreement upon one month’s prior written notice or the equivalent salary in lieu of such notice after the three months’ probation period (if extension of such period is not required). The agreement also contains non-disclosure, non-competition and non-solicitation provisions.

Directors’ Agreements

Each of our Directors has entered into a Director’s Agreement with the Company which will become effective upon the registration statement of which this prospectus forms a part becoming effective. The terms and conditions of such Directors’ Agreements are similar in all material aspects. Each Director’s Agreement is for an initial term of one year and will continue until the Director’s successor is duly elected and qualified. Each Director will be up for re-election each year at the annual shareholders’ meeting and, upon re-election, the terms and provisions of his or her Director’s Agreement will remain in full force and effect. Any Director’s Agreement may be terminated for any or no reason by the Director or at a meeting called expressly for that purpose by a vote of the shareholders holding more than 50% of the Company’s issued and outstanding Ordinary Shares entitled to vote.

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The initial annual salary payable to each of our Directors under their Directors’ Agreement is as follows:

Mr. Wong Ka Wo, Simon	HK$360,000 (US$45,869)

Ms. Cheuk Fung Ting	HK$246,000 (US$45,869)

Mr. Chan Ka Nam	HK$840,000 (US$107,028)

Mr. Kwong Ping Man	HK$120,000 (US$15,290)

Dr. Kung Wai Chiu Marco	HK$120,000 (US$15,290)

Mr. Cheung Sang	HK$120,000 (US$15,290)

In addition, our Directors will be entitled to participate in such share option scheme as may be adopted by the Company, as amended from time to time. The number of options granted, and the terms of those options will be determined from time to time by a vote of the board of Directors; provided that each Director shall abstain from voting on any such resolution or resolutions relating to the grant of options to that Director.

Other than as disclosed above, none of our Directors has entered into a service agreement with our Company or any of our subsidiaries that provides for benefits upon termination of employment.

Indemnification Agreements

We will enter into indemnification agreements with each of our Directors and executive officers, to be effective upon the registration statement of which this prospectus forms a part becoming effective. Under these agreements, we will agree to indemnify our Directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our Company.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our Directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

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PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information regarding beneficial ownership of our capital stock by:

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our shares;

●	each of our named executive officers;

●	each of our directors and director nominees; and

●	all of our current executive officers, directors and director nominees as a group.

Applicable ownership percentages are based on 9,375,000 of our Company’s shares issued and outstanding as of the date of this prospectus, and, with respect to the percentage ownership after this offering.

The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the SEC and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within sixty (60) days through the conversion or exercise of any convertible security, warrant, option or other right. More than one (1) person may be deemed to be a beneficial owner of the same securities. The percentage of beneficial ownership by any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within sixty (60) days, by the sum of the number of shares outstanding as of such date, plus the number of shares as to which such person has the right to acquire voting or investment power within sixty (60) days. Consequently, the denominator used for calculating such percentage may be different for each beneficial owner. Except as otherwise indicated below and under applicable community property laws, we believe that the beneficial owners of our shares listed below have sole voting and investment power with respect to the shares shown.

Unless otherwise noted below, the address of each person and entity listed on the table is Flat 2-3, 4/F., Join-In Hang Sing Centre, 2-16 Kwai Fung Crescent, Kwai Chung, New Territories, Hong Kong.

	Shares Beneficially Owned Before Offering		Shares Beneficially Owned After Offering(3)
Name of Beneficial Owner	Number	Percentage	Number	Percentage

Named Executive Officers and Directors:
Mr. Wong Ka Wo, Simon(1)	6,861,563	73.19	[●]	[●]
Ms. Cheuk Fung Ting(2)	1,632,187	17.41	[●]	[●]
Mr. Chan Ka Nam	-	-		--

Director Nominees:
Dr. Kung Wai Chiu Marco	-	-	-	-
Mr. Cheung Sang	-	-	-	-

Mr. Kwong Ping Man	-	-	-	-
All executive officers, directors and director nominees	8,493,750	90.60%	[●]	[●]	%

5% Stockholders:
WKW Investment Limited(1)	6,861,563	73.19%	[●]	[●]	%
CFT Investment Holding Limited(2)	1,632,187	17.41%	[●]	[●]	%

(1) Represents shares held by WKW Investment Limited, a company directly owned as to 100.00% by Mr. Wong.

(2) Represents shares held by CFT Investment Holding Limited, a company directly owned as to 100.00% by Ms. Cheuk.

(3) The number of our Ordinary Shares to be outstanding after this offering is based on [●] Ordinary Shares outstanding as of [●], 2022 and excludes any exercise by the underwriters of the over-allotment option to purchase up to [●] Ordinary Shares in connection with this offering or exercise of the Representative’s Warrants for [●] Ordinary Shares.

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Selling Shareholders

This prospectus covers the public offering of [●] Ordinary Shares by the Selling Shareholders. This prospectus and any prospectus supplement will only permit the Selling Shareholders to sell the number of Ordinary Shares identified in the column “Number of Ordinary Shares to be Sold.” The Ordinary Shares issued to the Selling Shareholders are “restricted” securities under applicable federal and state securities laws and are being registered pursuant to this prospectus to enable the Selling Shareholders the opportunity to sell those Ordinary Shares.

The following table sets forth the name of each Selling Shareholder, the number and percentage of Ordinary Shares beneficially owned by each Selling Shareholder, the number of Ordinary Shares that may be sold in this offering and the number and percentage of Ordinary Shares each Selling Shareholders will own after the offering. The information appearing in the table below is based on information provided by or on behalf of the named Selling Shareholders. We will not receive any proceeds from the sale of the Ordinary Shares by the Selling Shareholders.

	Ordinary Shares				Number of Ordinary
Name of Selling Shareholder	Beneficially Owned Prior to Offering	Percentage Ownership Prior to Offering(1)	Number of Ordinary Shares to be Sold		Shares Owned After Offering	Percentage Ownership After Offering(2)
WKW Investment Limited	6,861,563	73.19%	[●]	(1)	[●]	[●]	%
CFT Investment Holding Limited	1,632,187	17.41%	[●]	(1)	[●]	[●]	%

(1)	Based on 9,375,000 Ordinary Shares outstanding immediately prior to the offering and [●] Ordinary Shares outstanding immediately after the offering.

(2)	The number of our Ordinary Shares to be outstanding after this offering is based on [●] Ordinary Shares outstanding as of [●], 2022 and excludes any exercise by the underwriters of the over-allotment option to purchase up to [●] Ordinary Shares in connection with this offering or exercise of the Representative’s Warrants for [●] Ordinary Shares.

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RELATED PARTY TRANSACTIONS

Related Party Transactions

We have adopted an audit committee charter, which requires the committee to review all related-party transactions on an ongoing basis and all such transactions be approved by the committee.

Set forth below are related party transactions of our Company for the years ended December 31, 2020 and 2021 and the six months ended June 30, 2022, which are identified in accordance with the rules prescribed under Form F-1 and Form 20-F and may not be considered as related party transactions under Hong Kong law.

The amounts due from related parties consisted of the following:

		As of December 31,
		2020	2021	2021
Name	Relationship with the Group	HK$’000	HK$’000	US$’000

Ms. Cheuk	Director of the Company	1,911	1,962	252
Mr. Wong	Director of the Company	1,445	1,619	208
Greendotdot Holdings Limited	Common controlling shareholders and directors	9,324	9,515	1,220
GDD China Holding Limited	Common controlling shareholders and directors	18	29	3
CFT Investment Holding Limited	Common controlling shareholder and director	18	29	3
Kampery Development Limited	Common controlling shareholders and directors	10,380	46,812	6,002
Mocaroma Guangzhou Co., Limited	Common controlling shareholders and directors	1,948	1,948	250
Mocaroma International Limited	Common controlling shareholders and directors	2,180	2,180	280
WKW Investment Limited	Common controlling shareholder and director	18	29	3
		27,242	64,123	8,221

		As of June 30,
		2022	2022
Name	Relationship with the Group	HK$’000	US$’000

Kampery Development Limited	Common controlling shareholders and directors	48,387	6,166
		48,387	6,166

Balances represented the funds advanced to the directors and related parties in which wholly owned by Mr. Wong and/or Ms. Cheuk. The balances are unsecured, interest-free and repayable on demand. These balances are non-trade in nature.

On June 27, 2022, the Company’s board of directors approved and declared a special dividend of HK$22,000,000 (US$2,803,130) payable to its shareholders. The special dividend was paid and offset against the amount due from related parties. The dividend per share was HK$2.35 (US$0.30).

The amounts due to related parties consisted of the following:

		As of December 31,
		2020	2021	2021
Name	Relationship with the Group	HK$’000	HK$’000	US$’000

Kampery F&B Services Limited	Common controlling shareholders and directors	100	100	13
Task Wing Enterprises Limited	Common controlling shareholder and director	120	120	15
		220	220	28

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		As of June 30,
		2022	2022
Name	Relationship with the Group	HK$’000	US$’000

Kampery F&B Services Limited	Common controlling shareholders and directors	-	-
Task Wing Enterprises Limited	Common controlling shareholder and director	120	15
		120	15

The amounts due to related parties are unsecured, interest-free and repayable on demand.

In addition, the Company had the following transactions with related parties:

	For the year ended December 31,		For the six months period ended June 30,
	2020	2021	2021	2022
	HKD’000	HKD’000

Management fee paid to a related company	-	36	-	-

Operating lease cost paid to a related company	366	366	183	183

The related companies are beneficially owned by Mr. Wong and Ms. Cheuk, directors of the Company.

Tenancy Agreement

Organic Gardens and GDD Hong Kong entered into tenancy agreements with Task Wing Enterprises Limited, a company wholly-owned by Mr. Wong, (“Task Ling”) pursuant to which Task Wing has leased to Organic Gardens and GDD Hong Kong Flat 2-3, 4th floor, Join-in Hang Sing Centre, 2-16 Kwai Fung Crescent, Kwai Chung, New Territories, Hong Kong for warehouse and back office usage. The total amount of rent payable for the leases is HK$20,000 per month and is included in the above table under the heading “Operating lease cost paid to a related company.” The lease will expire on December 31, 2022.

Organic Gardens entered into tenancy agreements with Task Wing pursuant to which Task Wing has leased to Organic Gardens 4th Floor, Tower 2, Room F, G, J & N, Wah Fung Industrial Centre, 33-39 Kwai Fung Crescent, Kwai Chung, New Territories, Hong Kong for our Food Factory. The amount of rent payable for the lease is HK$10,500 per month and is included in the table under the heading “Operating lease cost paid to a related company.” The lease will expire on December 31, 2022.

DESCRIPTION OF SHARE CAPITAL

A copy of our Memorandum and Articles of Association is filed as an exhibit to the registration statement of which this prospectus is a part.

We are an exempted company incorporated with limited liability in the Cayman Islands and, upon completion of this offering, our affairs will be governed by our Memorandum and Articles of Association, the Companies Act and the common law of the Cayman Islands.

As of the date of this prospectus, our authorized share capital is US$100,000 divided into 100,000,000 Ordinary Shares, par value US$0.001 each.

We have adopted our Memorandum and Articles of Association which replaced our then existing memorandum and articles of association in its entirety with immediate effect. The following are summaries of certain material provisions of our Memorandum and Articles of Association and the Companies Act insofar as they relate to the material terms of our Ordinary Shares.

Ordinary Shares

General

All of our outstanding Ordinary Shares are fully paid and non-assessable. Certificates representing the Ordinary Shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their Ordinary Shares. We may not issue shares to bearer.

Dividends

Subject to the Companies Act and our Articles of Association, our Company in general may declare dividends in any currency to be paid to the members but no dividend shall be declared in excess of the amount recommended by our board of directors.

Except with respect to the rights attaching to, or the terms of issue of, any share, shares may otherwise provide:

●	all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, although no amount paid up on a share in advance of calls shall for this purpose be treated as paid up on the share;

●	all dividends shall be apportioned and paid pro rata in accordance with the amount paid up on the shares during any portion(s) of the period in respect of which the dividend is paid; and

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●	our board of directors may deduct from any dividend or other monies payable to any member all sums of money (if any) presently payable by him to our Company on account of calls, instalments or otherwise.

Where our board of directors or our Company in general meeting has resolved that a dividend should be paid or declared, our board of directors may resolve:

●	that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that the members entitled to such dividend will be entitled to elect to receive such dividend (or part thereof) in cash in lieu of such allotment; or

●	that the members entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as our board of directors deems fit.

Upon the recommendation of our board of directors, our Company may by ordinary resolution in respect of any one particular dividend of our Company determine that it may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to members to elect to receive such dividend in cash in lieu of such allotment.

Any dividend, bonus or other sum payable in cash to the holder of shares may be paid by check or warrant sent through the mail. Every such check or warrant shall be made payable to the order of the person to whom it is sent and shall be sent at the holder’s or joint holders’ risk and payment of the check or warrant by the bank on which it is drawn shall constitute a good discharge to our Company. Any one of two or more joint holders may give effectual receipts for any dividends or other monies payable or property distributable in respect of the shares held by such joint holders.

Whenever our board of directors or our Company in a general meeting has resolved that a dividend be paid or declared, our board of directors may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind.

Our board of directors may, if it deems fit, receive from any member willing to advance the same, and either in money or money’s worth, all or any part of the money uncalled and unpaid or instalments payable upon any shares held by him, and in respect of all or any of the monies so advanced may pay interest at such rate (if any) not exceeding 20% per annum, as our board of directors may decide, but a payment in advance of a call shall not entitle the member to receive any dividend or to exercise any other rights or privileges as a member in respect of the share or the due portion of the shares upon which payment has been advanced by such member before it is called up.

All dividends, bonuses or other distributions unclaimed for one year after having been declared may be invested or otherwise used by our board of directors for the benefit of our Company until claimed and our Company shall not be constituted a trustee in respect thereof. All dividends, bonuses or other distributions unclaimed for six years after having been declared may be forfeited by our board of directors and, upon such forfeiture, shall revert to our Company.

No dividend or other monies payable by our Company on or in respect of any share shall bear interest against our Company.

Our Company may exercise the power to cease sending checks for dividend entitlements or dividend warrants by mail if such checks or warrants remain uncashed on two consecutive occasions or after the first occasion on which such a check or warrant is returned undelivered.

Voting Rights

Subject to any special rights, restrictions or privileges as to voting for the time being attached to any class or classes of shares at any general meeting: (a) on a poll every member present in person or by proxy or, in the case of a member being a corporation, by our duly authorized representative shall have one vote for every share which is fully paid or credited as fully paid registered in his name in the register of members of our Company but so that no amount paid up or credited as paid up on a share in advance of calls or instalments is treated for this purpose as paid up on the share; and (b) on a show of hands every member who is present in person (or, in the case of a member being a corporation, by our duly authorized representative) or by proxy shall have one vote. Where more than one proxy is appointed by a member which is a Clearing House (as defined in the Articles) (or its nominee(s)) or a central depository house (or its nominee(s)), each such proxy shall have one vote on a show of hands. On a poll, a member entitled to more than one vote need not use all his votes or cast all the votes he does use in the same way.

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Transfer of Ordinary Shares

Subject to the Companies Act and our Articles of Association, all transfers of shares shall be effected by an instrument of transfer in the usual or common form or in such other form as our board of directors may approve and may be under hand or, if the transferor or transferee is a Clearing House (as defined in the Articles) (or its nominee(s)) or a central depository house (or its nominee (s)), under hand or by machine imprinted signature, or by such other manner of execution as our board of directors may approve from time to time.

Execution of the instrument of transfer shall be by or on behalf of the transferor and the transferee, provided that our board of directors may dispense with the execution of the instrument of transfer by the transferor or transferee or accept mechanically executed transfers. The transferor shall be deemed to remain the holder of a share until the name of the transferee is entered in the register of members of our Company in respect of that share.

Our board of directors may, in its absolute discretion, at any time and from time to time remove any share on the principal register to any branch register or any share on any branch register to the principal register or any other branch register. Unless our board of directors otherwise agrees, no shares on the principal register shall be removed to any branch register nor shall shares on any branch register be removed to the principal register or any other branch register. All removals and other documents of title shall be lodged for registration and registered, in the case of shares on any branch register, at the registered office and, in the case of shares on the principal register, at the place at which the principal register is located.

Our board of directors may, in its absolute discretion, decline to register a transfer of any share (not being a fully paid up share) to a person of whom it does not approve or on which our Company has a lien. It may also decline to register a transfer of any share issued under any share option scheme upon which a restriction on transfer subsists or a transfer of any share to more than four joint holders.

Our board of directors may decline to recognize any instrument of transfer unless a certain fee, up to such maximum sum as the Nasdaq Capital Market may determine to be payable, is paid to our Company, the instrument of transfer is properly stamped (if applicable), is in respect of only one class of share and is lodged at our registered office or the place at which the principal register is located accompanied by the relevant share certificate(s) and such other evidence as our board of directors may reasonably require is provided to show the right of the transferor to make the transfer (and if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do).

The registration of transfers of shares or of any class of shares may, after compliance with any notice requirement of the Nasdaq Capital Market, be suspended at such times and for such periods (not exceeding in the whole thirty days in any year) as our board of directors may determine.

Fully paid shares shall be free from any restriction on transfer (except when permitted by the Nasdaq Capital Market) and shall also be free from all liens.

Procedures on liquidation

A resolution that our Company be wound up by the court or be wound up voluntarily shall require a special resolution of our shareholders.

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares:

●	if our Company is wound up, the surplus assets remaining after payment to all creditors shall be divided among the members in proportion to the capital paid up on the shares held by them respectively; and

●	if our Company is wound up and the surplus assets available for distribution among the members are insufficient to repay the whole of the paid-up capital, such assets shall be distributed, subject to the rights of any shares which may be issued on special terms and conditions, so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up on the shares held by them, respectively.

If our Company is wound up (whether the liquidation is voluntary or compelled by the court), the liquidator may, with the sanction of a special resolution and any other sanction required by the Companies Act, divide among the members in specie or kind the whole or any part of the assets of our Company, whether the assets consist of property of one kind or different kinds, and the liquidator may, for such purpose, set such value as he deems fair upon any one or more class or classes of property to be so divided and may determine how such division shall be carried out as between the members or different classes of members and the members within each class. The liquidator may, with the like sanction, vest any part of the assets in trustees upon such trusts for the benefit of members as the liquidator thinks fit, but so that no member shall be compelled to accept any shares or other property upon which there is a liability.

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Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Subject to our Articles and to the terms of allotment, our board of directors may, from time to time, make such calls as it thinks fit upon the members in respect of any monies unpaid on the shares held by them respectively (whether on account of the nominal value of the shares or by way of premium) and not by the conditions of allotment of such shares made payable at fixed times. A call may be made payable either in one sum or by instalments. If the sum payable in respect of any call or instalment is not paid on or before the day appointed for payment thereof, the person or persons from whom the sum is due shall pay interest on the same at such rate not exceeding 20% per annum as our board of directors shall fix from the day appointed for payment to the time of actual payment, but our board of directors may waive payment of such interest wholly or in part. Our board of directors may, if it thinks fit, receive from any member willing to advance the same, either in money or money’s worth, all or any part of the money uncalled and unpaid or instalments payable upon any shares held by him, and in respect of all or any of the monies so advanced our Company may pay interest at such rate (if any) not exceeding 20% per annum as our board of directors may decide.

If a member fails to pay any call or instalment of a call on the day appointed for payment, our board of directors may, for so long as any part of the call or instalment remains unpaid, serve not less than 14 days’ notice on the member requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued and which may still accrue up to the date of actual payment. The notice shall name a further day (not earlier than the expiration of 14 days from the date of the notice) on or before which the payment required by the notice is to be made, and shall also name the place where payment is to be made. The notice shall also state that, in the event of non-payment at or before the appointed time, the shares in respect of which the call was made will be liable to be forfeited.

If the requirements of any such notice are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of our board of directors to that effect. Such forfeiture will include all dividends and bonuses declared in respect of the forfeited share and not actually paid before the forfeiture.

A person whose shares have been forfeited shall cease to be a member in respect of the forfeited shares but shall, nevertheless, remain liable to pay to our Company all monies which, at the date of forfeiture, were payable by him to our Company in respect of the shares together with (if our board of directors shall in our discretion so require) interest thereon from the date of forfeiture until payment at such rate not exceeding 20% per annum as our board of directors may prescribe.

Redemption of Ordinary Shares

Subject to the Companies Act, our Articles of Association, and, where applicable, the Nasdaq Capital Market listing rules or any other law or so far as not prohibited by any law and subject to any rights conferred on the holders of any class of Shares, any power of our Company to purchase or otherwise acquire all or any of its own Shares (which expression as used in this Article includes redeemable Shares) be exercisable by our board of directors in such manner, upon such terms and subject to such conditions as it thinks fit.

Subject to the Companies Act, our Articles of Association, and to any special rights conferred on the holders of any Shares or attaching to any class of Shares, Shares may be issued on the terms that they may, at the option of our Company or the holders thereof, be liable to be redeemed on such terms and in such manner, including out of capital, as our board of directors may deem fit.

Variations of Rights of Shares

Subject to the Companies Act and without prejudice to our Articles of Association, if at any time the share capital of our Company is divided into different classes of shares, all or any of the special rights attached to any class of shares may (unless otherwise provided for by the terms of issue of the shares of that class) be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The provisions of the Articles relating to general meetings shall mutatis mutandis apply to every such separate general meeting, but so that the necessary quorum (whether at a separate general meeting or at its adjourned meeting) shall be not less than a person or persons together holding (or, in the case of a member being a corporation, by our duly authorized representative) or representing by proxy not less than one-third in nominal value of the issued shares of that class. Every holder of shares of the class shall be entitled on a poll to one vote for every such share held by him, and any holder of shares of the class present in person or by proxy may demand a poll.

Any special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

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General Meetings of Shareholders

Our Company must hold an annual general meeting each fiscal year other than the fiscal year of our Company’s adoption of our Articles of Association.

Extraordinary general meetings may be convened on the requisition of one or more members holding, at the date of deposit of the requisition, not less than one tenth of the paid up capital of our Company having the right of voting at general meetings. Such requisition shall be made in writing to our board of directors or the secretary of our Company for the purpose of requiring an extraordinary general meeting to be called by our board of directors for the transaction of any business specified in such requisition. Such meeting shall be held within two months after the deposit of such requisition. If within 21 days of such deposit, our board of directors fails to proceed to convene such meeting, the requisitionist(s) himself (themselves) may do so in the same manner, and all reasonable expenses incurred by the requisitionist(s) as a result of the failure of our board of directors shall be reimbursed to the requisitionist(s) by our Company.

Every general meeting of our Company shall be called by at least 10 clear days’ notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and must specify the time, place and agenda of the meeting and particulars of the resolution(s) to be considered at that meeting and the general nature of that business.

Although a meeting of our Company may be called by shorter notice than as specified above, such meeting may be deemed to have been duly called if it is so agreed:

●	in the case of an annual general meeting, by all members of our Company entitled to attend and vote thereat; and

●	in the case of any other meeting, by a majority in number of the members having a right to attend and vote at the meeting holding not less than 95% of the total voting rights at the meetings of all our shareholders.

All business transacted at an extraordinary general meeting shall be deemed special business. All business shall also be deemed special business where it is transacted at an annual general meeting, with the exception of the election of Directors which shall be deemed ordinary business.

No business other than the appointment of a chairman of a meeting shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, and continues to be present until the conclusion of the meeting.

The quorum for a general meeting shall be two members entitled to vote and present in person (or in the case of a member being a corporation, by our duly authorized representative) or by proxy representing not less than one-third (1/3) in nominal value of the total issued voting shares in our Company throughout the meeting.

Inspection of Books and Records

Our shareholders have no general right to inspect or obtain copies of the register of members or corporate records of our company. They will, however, have such rights as may be set out in our Articles of Association.

Changes in Capital

Subject to the Companies Act, our shareholders may, by ordinary resolution:

●	increase our share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;

●	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

●	sub-divide our shares or any of them into our shares of smaller amount than is fixed by our Company’s Memorandum of Association, so, however, that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced our shares shall be the same as it was in case of the share from which the reduced our shares is derived;

●	cancel any shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled; and

●	convert all or any of our paid up shares into stock, and reconvert that stock into paid up shares of any denomination.

Subject to the Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, our shareholders may, by special resolution, reduce our share capital or any capital redemption reserve in any way.

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CERTAIN CAYMAN ISLANDS COMPANY CONSIDERATIONS

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies in the Cayman Islands;

●	an exempted company’s register of members is not open to inspection;

●	an exempted company does not have to hold an annual general meeting;

●	an exempted company may issue no par value, negotiable or bearer shares;

●	an exempted company may obtain an undertaking against the imposition of any future taxation;

●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	an exempted company may register as a limited duration company; and

●	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

Differences in Corporate Law

The Companies Act is modeled after that of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.

This discussion does not purport to be a complete statement of the rights of holders of our Ordinary Shares under applicable law in the Cayman Islands or the rights of holders of the common stock of a typical corporation under applicable Delaware law.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a statement setting out the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman Islands parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissenting shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

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Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissenting minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of ninety percent (90%) of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

●	those who control the company are perpetrating a “fraud on the minority”.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Memorandum and Articles of Association provide that that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

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This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our Memorandum and Articles of Association. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Our Articles of Association provide that any action required or permitted to be taken at general meetings of our Company may be taken upon the vote of shareholders at a general meeting or by way of a unanimous written resolution without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act does not provide shareholders with rights to call a general meeting or any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Articles of Association allow any one or more of our shareholders who together hold shares which carry in aggregate not less than one tenth of the paid up capital of our company having the right of voting at general meetings to call an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to call a shareholders’ meeting, our Articles of Association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our Articles of Association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

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Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Articles of Association, directors may be removed by an ordinary resolution of our shareholders.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our Articles of Association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our Articles of Association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our Memorandum and Articles of Association may only be amended by a special resolution of our shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

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SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have [●] Ordinary Shares issued and outstanding (or [●] Ordinary Shares if the underwriter exercises its over-allotment option to purchase such additional Ordinary Shares in full).

All of the Ordinary Shares sold in this offering by the Company and by the Selling Shareholders will be freely transferable in the United States by persons other than our “affiliates” without restriction or further registration under the Securities Act. Rule 144 of the Securities Act defines an “affiliate” of a company as a person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, our Company. All of our Ordinary Shares outstanding immediately prior to the completion of this offering are “restricted securities” as that term is defined in Rule 144 because they were issued in a transaction or series of transactions not involving a public offering. Restricted securities may be sold only if they are the subject of an effective registration statement under the Securities Act or if they are sold pursuant to an exemption from the registration requirement of the Securities Act such as those provided for in Rules 144 promulgated under the Securities Act, which rule is summarized below. Restricted shares may also be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S under the Securities Act. This prospectus may not be used in connection with any resale of our Ordinary Shares acquired in this offering by our affiliates.

Sales of substantial amounts of our Ordinary Shares in the public market could adversely affect prevailing market prices of our Ordinary Shares. Prior to this offering, there has been no public market for our Ordinary Shares, and while we intend to apply for the listing of our Ordinary Shares on the Nasdaq Capital Market, we cannot assure you that a regular trading market will develop in the Ordinary Shares.

Lock-Up Agreements

We have agreed with the underwriters, for a period of 180 days following the closing of the offering, subject to certain exceptions not to (1) offer, sell, issue, pledge, contract to sell, contract to purchase, grant any option, right or warrant to purchase, lend, make any short sale or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares or any other securities so owned convertible into or exercisable or exchangeable for Ordinary Shares, (2) enter into any swap, hedge or any other agreement that transfers, in whole or in part, the economic consequences of ownership of the Ordinary Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Ordinary Shares or such other securities, in cash or otherwise, or (3) file any registration statement with the SEC relating to the offering of any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares, or publicly disclose the intention to take any such action.

Furthermore, each of our directors and executive officers and our 5% or greater shareholders, except for the Selling Shareholders, with respect to its Ordinary Shares sold in this offering, has also entered into a similar lock-up agreement with the underwriters for a period of 180 days following the closing of the offering, subject to certain exceptions, with respect to our Ordinary Shares, and securities that are substantially similar to our Ordinary Shares.

We cannot predict what effect, if any, future sales of our Ordinary Shares, or the availability of Ordinary Shares for future sale, will have on the trading price of our Ordinary Shares from time to time. Sales of substantial amounts of our Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our Ordinary Shares.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, persons who are not our affiliates and have beneficially owned our Ordinary Shares for more than six months but not more than one year may sell such Ordinary Shares without registration under the Securities Act subject to the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our Ordinary Shares for more than one year may freely sell our Ordinary Shares without registration under the Securities Act. Persons who are our affiliates (including persons beneficially owning 10% or more of our outstanding shares), and have beneficially owned our Ordinary Shares for at least six months, may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

●	1.0% of the then outstanding Ordinary Shares; or

●	the average weekly trading volume of our Ordinary Shares during the four calendar weeks preceding the date on which notice of the sale on Form 144 is filed with the SEC by such person.

Such sales are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. In addition, in each case, these shares would remain subject to any applicable lock-up arrangements and would only become eligible for sale when the lock-up period expires.

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MATERIAL TAX CONSIDERATIONS

The following summary of certain Cayman Islands, Hong Kong and U.S. federal income tax consequences of an investment in our Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the Ordinary Shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, Hong Kong and the United States. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of our Ordinary Shares. To the extent that this discussion relates to matters of Cayman Islands tax law, it is the opinion of Appleby, our counsel as to Cayman Islands law. To the extent that this discussion relates to matters of Hong Kong tax law, it is the opinion of Robertsons, our counsel as to Hong Kong law.

Cayman Islands Tax Considerations

Pursuant to section 6 of the Tax Concessions Act (as revised) of the Cayman Islands, our Company has obtained an undertaking from the Financial Secretary that:

(i) no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciation shall apply to our Company or our operations; and

(ii) no tax be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable by our Company:

(aa) on or in respect of the shares, debentures or other obligations of our Company; or

(bb) by way of withholding in whole or in part of any relevant payment as defined in section 6(3) of the Tax Concessions Act (as revised).

The undertaking for our Company is for a period of 20 years from April 25, 2022.

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of our Ordinary Shares or on an instrument of transfer in respect of our Ordinary Shares.

British Virgin Islands Tax Considerations

No stamp duties or similar documentary taxes imposed by or in the British Virgin Islands are payable in respect of the issuance and transfer of the Shares and the Company will not be required by any laws of the British Virgin Islands to make any deduction or withholding from any payment it may make under the issuance and transfer of the Shares. Pursuant to section 242(1) of the BVI Business Companies Act, 2004 (as amended), notwithstanding any provision of the Income Tax Ordinance of the British Virgin Islands, (a) the Company, (b) all dividends, interest, rents royalties, compensations and other amounts paid by the Company, and (c) capital gains realised with respect to any shares, debt obligations or other securities of the Company, are exempt from all provisions of the Income Tax Ordinance of the British Virgin Islands. Pursuant to section 242(2) of the BVI Business Companies Act, 2004 (as amended), no estate, inheritance, succession or gift tax is payable with respect to any shares, debt obligations or other securities of the Company.

Hong Kong Tax Considerations

Our subsidiaries incorporated in Hong Kong were subject to 16.5% Hong Kong profits tax on their taxable income assessable profits generated from operations arising in or derived from Hong Kong for the year of assessment of 2020/2021 and 2019/2020. Hong Kong profits tax rates for corporations are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. Under Hong Kong tax laws, our Hong Kong subsidiaries are not taxed on their foreign-sourced income. In addition, payments of dividends from our Hong Kong subsidiaries to us are not subject to any withholding tax in Hong Kong.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Ordinary Shares by U.S. Holders (as defined below) that acquire our Ordinary Shares in this offering and hold our Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be relevant to particular investors in light of their specific circumstances, including investors subject to special tax rules (for example, certain financial institutions (including banks), cooperatives, pension plans, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that will hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or U.S. Holders that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States tax, state or local tax, or non-income tax (such as the U.S. federal gift or estate tax) considerations, or any consequences under the alternative minimum tax or Medicare tax on net investment income. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

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If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner as a U.S. Holder, as described above, and the activities of the partnership. Partnerships holding our Ordinary Shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our Ordinary Shares.

Dividends

The entire amount of any cash distribution paid with respect to our Ordinary Shares (including the amount of any non-U.S. taxes withheld therefrom, if any) generally will constitute dividends to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, and generally will be taxed as ordinary income in the year received by such U.S. Holder. To the extent amounts paid as distributions on the Ordinary Shares exceed our current or accumulated earnings and profits, such distributions will not be dividends, but instead will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in the Ordinary Shares with respect to which the distribution is made, and thereafter as capital gain. However, we do not intend to compute (or to provide U.S. Holders with the information necessary to compute) our earnings and profits under United States federal income tax principles. Accordingly, a U.S. Holder will be unable to establish that a distribution is not out of earnings and profits and should expect to treat the full amount of each distribution as a “dividend” for United States federal income tax purposes.

Any dividends that we pay will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s particular facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed (at a rate not exceeding any applicable treaty rate) on dividends received on our Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Dividends paid in non-U.S. currency will be included in the gross income of a U.S. Holder in a U.S. dollar amount calculated by reference to a spot market exchange rate in effect on the date that the dividends are received by the U.S. Holder, regardless of whether such foreign currency is in fact converted into U.S. dollars on such date. Such U.S. Holder will have a tax basis for United States federal income tax purposes in the foreign currency received equal to that U.S. dollar value. If such dividends are converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect thereof. If the foreign currency so received is not converted into U.S. dollars on the date of receipt, such U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any foreign currency received by a U.S. Holder that are converted into U.S. dollars on a date subsequent to receipt.

Sale or Other Disposition of Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon a sale or other disposition of Ordinary Shares, in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in such Ordinary Shares, each amount determined in U.S. dollars. Any capital gain or loss will be long-term capital gain or loss if the Ordinary Shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations, particularly with regard to shareholders who are individuals. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our Ordinary Shares, including the availability of the foreign tax credit under its particular circumstances.

A U.S. Holder that receives Hong Kong dollars or another currency other than U.S. dollars on the disposition of our Ordinary Shares will realize an amount equal to the U.S. dollar value of the non-U.S. currency received at the spot rate on the date of sale (or, if the Ordinary Shares are traded on a recognized exchange and in the case of cash basis and electing accrual basis U.S. Holders, the settlement date). An accrual basis U.S. Holder that does not elect to determine the amount realized using the spot rate on the settlement date will recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the amount received based on the spot market exchange rates in effect on the date of sale or other disposition and the settlement date. A U.S. Holder will have a tax basis in the currency received equal to the U.S. dollar value of the currency received on the settlement date. Any gain or loss on a subsequent disposition or conversion of the currency will be United States source ordinary income or loss.

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Passive Foreign Investment Company Considerations

For United States federal income tax purposes, a non-United States corporation, such as our Company, will be treated as a “passive foreign investment company,” or “PFIC” if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Based upon our current and expected income and assets (including goodwill and taking into account the expected proceeds from this offering) and the expected market price of our Ordinary Shares following this offering, we do not expect to be a PFIC for the current taxable year or the foreseeable future.

However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our Ordinary Shares may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our Ordinary Shares (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. It is also possible that the Internal Revenue Service may challenge our classification of certain income or assets for purposes of the analysis set forth in subparagraphs (a) and (b), above or the valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or future taxable years.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of Ordinary Shares. Under the PFIC rules:

●	such excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;

●	such amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC, each a pre-PFIC year, will be taxable as ordinary income;

●	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and

●	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares and we own any equity in a non- United States entity that is also a PFIC, or a lower-tier PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of the entities in which we may own equity.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that certain requirements are met. The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the IRS determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although we intend to apply for the listing of our Ordinary Shares on the Nasdaq Capital Market, we cannot guarantee that our listing will be approved. Furthermore, we cannot guarantee that, once listed, our Ordinary Shares will continue to be listed and regularly traded on such exchange. U.S. Holders are advised to consult their tax advisors as to whether the Ordinary Shares are considered marketable for these purposes.

If an effective mark-to-market election is made with respect to our Ordinary Shares, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Shares held at the end of the taxable year over its adjusted tax basis of such Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of its adjusted tax basis of the Ordinary Shares held at the end of the taxable year over the fair market value of such Ordinary Shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the Ordinary Shares will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

If a U.S. Holder makes a mark-to-market election in respect of a PFIC and such corporation ceases to be a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.

Because a mark-to-market election generally cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. Holder who makes a mark-to-market election with respect to our Ordinary Shares may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any of our non-United States subsidiaries if any of them is a PFIC.

If a U.S. Holder owns our Ordinary Shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. Holder is advised to consult its tax advisor regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. EACH PROSPECTIVE INVESTOR IN THE OUR ORDINARY SHARES IS URGED TO CONSULT ITS OWN TAX ADVISER ABOUT THE TAX CONSEQUENCES TO IT OF OWNING AND DISPOSING OF OUR ORDINARY SHARES IN LIGHT OF SUCH PROSPECTIVE INVESTOR’S OWN CIRCUMSTANCES.

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UNDERWRITING

EF Hutton, division of Benchmark Investments, LLC (“EF Hutton” or the “Representative”), is acting as representative of the underwriters of the offering. We have entered into an underwriting agreement with the Representative (the “underwriting agreement”). Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to each underwriter named below, and each underwriter named below has severally agreed to purchase, at the public offering prices per Ordinary Share, less the underwriting discounts set forth on the cover page of this prospectus, the number of Ordinary Share listed next to its name in the following table:

Name	Number of Ordinary Shares

EF Hutton, division of Benchmark Investments, LLC	[●]

Total

The underwriters are offering the Ordinary Shares subject to their acceptance of the Ordinary Shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the Ordinary Shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the Ordinary Shares offered by this prospectus if any such shares are taken.

The Representative has advised us that it proposes to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of US$[●] per share. The underwriters may allow, and certain dealers may re-allow, a discount from the concession not in excess of US$[●] per share to certain brokers and dealers. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the Representative. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The securities are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

Over-Allotment Option

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 45 days after the date of this prospectus, permits the underwriters to purchase up to an aggregate of [●] additional Ordinary Shares (equal to 15% of the Ordinary Shares sold in the offering) at the public offering price per Ordinary Share, less underwriting discounts and commissions, solely to cover over-allotments, if any. The purchase price to be paid per additional Ordinary Share shall be equal to the public offering price of the Ordinary Shares, less the underwriting discount. If this option is exercised in full, the total price to the public will be $[●] and the total net proceeds, before expenses, to us will be $[●].

Discounts, Commission and Expenses

The underwriting discounts and commissions are 7.5% of the initial public offering price, provided that the underwriters shall be entitled to 3.5% of the initial offering price for any offering proceeds raised from purchasers referred by the Company.

The following table shows the price per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us.

	Per Ordinary Share		Without Option

Public offering price	$	[●]	$	[●]
Underwriting discounts and commissions (1)	$	[●]	$	[●]
Proceeds, before expenses to us	$	[●]	$	[●]

(1)	Assumes an underwriting discount of 7.5%, provided that the underwriters shall be entitled to 3.5% of the initial offering price for any offering proceeds raised from purchasers referred by the Company.

The underwriters propose to offer the Ordinary Shares to the public at the public offering prices set forth on the cover of this prospectus. If all of the Ordinary Shares offered by us are not sold at the public offering price, the Representative may change the offering price and other selling terms by means of a supplement to this prospectus.

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We have agreed to pay to the underwriters by deduction from the net proceeds of the offering contemplated herein, a non-accountable expense allowance equal to one percent (1%) of the gross proceeds received by us from the sale of the Ordinary Shares in this offering.

We have also paid EF Hutton $50,000 as an advance against out-of-pocket accountable expenses actually anticipated to be incurred by the underwriters. We have agreed to pay or reimburse the underwriters certain of its out-of-pocket expenses related to the offering up to an aggregate of $180,000 (less amounts previously paid which will be returned to us to the extent the underwriters’ out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A)), including, but not limited to “road show” expenses, expenses of the underwriters’ legal counsel and diligence and background checks on our directors, director nominees and executive officers.

We estimate that the total expenses of the offering payable by us, excluding the total underwriting discount, and including the above-referenced advance to the Representative, will be approximately $[●].

Representative’s Warrants

We have agreed to issue warrants to EF Hutton, division of Benchmark Investments, LLC, as representative of the underwriters, upon the closing of this offering, which entitle it to purchase up to 5% of the total number of Ordinary Shares being sold in this offering (the “Representative’s Warrants”). The exercise price of the Representative’s Warrants is equal to 120% of the offering price of the Ordinary Shares offered hereby. The Representative’s Warrants will be exercisable at any time and from time to time, in whole or in part, during the four and a half-year period commencing six months from the effective date of the registration statement for this offering. The Ordinary Shares underlying the Representative’s Warrants have resale registration rights including one demand and unlimited “piggy-back” rights for periods of five and seven years, respectively, from the commencement of sales of this offering. In compliance with FINRA Rule 5110(g)(8), such registration rights are limited to demand and “piggy back” rights for periods of five and seven years, respectively, from the effective date of the registration statement of which this prospectus forms a part and such demand rights may be exercised on only one occasion.

The Representative’s Warrants and the underlying Ordinary Shares are deemed compensation by FINRA and are therefore subject to a lock-up for a period of 180 days immediately following the commencement of sales of this offering. Pursuant to FINRA Rule 5110(e)(1), these securities may not be sold, transferred, assigned, pledged or hypothecated nor may they be the subject of any hedging, short sale, derivative, put or call transaction that would result in the economic disposition of the securities by any person for a period of 180 days immediately following the commencement of sales of this offering except to any underwriter and selected dealer participating in the offering and their officers or partners, registered persons or affiliates or as otherwise permitted under FINRA Rule 5110(e)(2).

Right of First Refusal

We have granted EF Hutton a right of first refusal, for a period of twelve (12) months from the closing of this offering, to act as sole investment banker, sole book-runner, and/or sole placement agent, at EF Hutton’s sole discretion, for each and every future public and private equity and debt offering, including all equity linked financings (each being referred to as a subject transaction), during such twelve (12) month period, on terms and conditions as mutually agreed by the Company and EF Hutton. In accordance with FINRA Rule 5110(g)(6)(A), such right of first refusal shall not have a duration of more than three years from the commencement of sales of this offering.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-Up Agreements

Our officers, directors and principal shareholders (5% or more shareholders), except for the Selling Shareholders to the extent of their participation in this offering, have agreed, subject to certain exceptions, to a 180 days “lock-up” period from the closing of this offering with respect to the Ordinary Shares that they beneficially own, including the issuance of shares upon the exercise of convertible securities and options that are currently outstanding or which may be issued. This means that, for a period of 180 days following the closing of the offering, such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of the Representative. We have also agreed, in the underwriting agreement, to similar restrictions on the issuance and sale of our securities for 12 months following the closing of this offering, subject to certain customary exceptions, without the prior written consent of the Representative.

The Representative has no present intention to waive or shorten the lock-up period; however, the terms of the lock-up agreements may be waived at its discretion. In determining whether to waive the terms of the lock-up agreements, the Representative may base its decision on its assessment of the relative strengths of the securities markets and companies similar to ours in general, and the trading pattern of, and demand for, our securities in general.

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Nasdaq Capital Market Listing

We intend to apply to have our Ordinary Shares approved for listing on the Nasdaq Capital Market under the symbol “[●].” We make no representation that such application will be approved or that our Ordinary Shares will trade on such market either now or at any time in the future. Notwithstanding the foregoing, we will not close this offering unless such Ordinary Shares will be so listed prior to completion of this offering.

Electronic Offer, Sale, and Distribution of Securities

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members. The Representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us, and should not be relied upon by investors.

Any underwriter who is a qualified market maker on the Nasdaq Capital Market may engage in passive market making transactions on the Nasdaq Capital Market in accordance with Rule 103 of Regulation M, during the Business Day prior to the pricing of the offering, before the commencement of offers or sales. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

No Prior Public Market

Prior to this offering, there has been no public market for our securities and the public offering price for our Ordinary Shares will be determined through negotiations between us and the Representative. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the Representative believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. The offering price for our Ordinary Shares in this offering has been arbitrarily determined by the Company in its negotiations with the underwriters and does not necessarily bear any direct relationship to the assets, operations, book or other established criteria of value of the Company.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the Ordinary Shares offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriters to bid for and to purchase our Ordinary Shares. As an exception to these rules, the underwriters may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain or otherwise affect the price of our Ordinary Shares. The underwriters may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M.

● Stabilizing transactions consist of bids or purchases made by the managing underwriter for the purpose of preventing or slowing a decline in the market price of our securities while this offering is in progress.

● Short sales and over-allotments occur when the managing underwriter, on behalf of the underwriting syndicate, sells more of our shares than they purchase from us in this offering. In order to cover the resulting short position, the managing underwriter may engage in syndicate covering transactions. There is no contractual limit on the size of any syndicate covering transaction. The underwriters will deliver a prospectus in connection with any such short sales. Purchasers of shares sold short by the underwriters are entitled to the same remedies under the federal securities laws as any other purchaser of units covered by the registration statement.

● Syndicate covering transactions are bids for or purchases of our securities on the open market by the managing underwriter on behalf of the underwriters in order to reduce a short position incurred by the managing underwriter on behalf of the underwriters.

● A penalty bid is an arrangement permitting the managing underwriter to reclaim the selling concession that would otherwise accrue to an underwriter if the ordinary shares originally sold by the underwriter were later repurchased by the managing underwriter and therefore was not effectively sold to the public by such underwriter.

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Stabilization, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Ordinary Shares or preventing or retarding a decline in the market price of our ordinary shares. As a result, the price of our Ordinary Shares may be higher than the price that might otherwise exist in the open market.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the prices of our Ordinary Shares. These transactions may occur on the Nasdaq Capital Market or on any trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

Other Activities and Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Some of the underwriters and certain of their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they may in the future receive customary fees, commissions and expenses.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Offers Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the Ordinary Shares offered by this prospectus in any jurisdiction where action for that purpose is required. The Ordinary Shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any Ordinary Shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this prospectus.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

China

The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People’s Republic of China (“PRC”) (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The securities may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to “qualified domestic institutional investors.”

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European Economic Area — Belgium, Germany, Luxembourg and Netherlands

In relation to each Member State of the European Economic Area that has implemented the Prospectus Regulation (each, a “Relevant Member State”) an offer to the public of our securities may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of our securities may be made at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representative for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of our securities shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to our securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our securities to be offered so as to enable an investor to decide to purchase our securities, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

This European Economic Area selling restriction is in addition to any other applicable selling restrictions set out below.

France

This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code monétaire et financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des marchés financiers (“AMF”). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

This document and any other offering material relating to the securities have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-1 to D.411-3, D. 744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors (cercle restreintd’investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2 and D.411-4, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The securities have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations, and (ii) fewer than 100 natural or legal persons who are not qualified investors.

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Hong Kong

The securities may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to our securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to our securities that are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder

Israel

The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (the ISA), nor have such securities been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy

The offering of the securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Societ - $$ - Aga e la Borsa, “CONSOB” pursuant to the Italian securities legislation and, accordingly, no offering material relating to the securities may be distributed in Italy and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 (“Decree No. 58”), other than:

●	to Italian qualified investors, as defined in Article 100 of Decree no. 58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 (“Regulation no. 1197l”) as amended (“Qualified Investors”); and

●	in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

●	Any offer, sale or delivery of the securities or distribution of any offer document relating to the securities in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

●	made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and

●	in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the securities in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such securities being declared null and void and in the liability of the entity transferring the securities for any damages suffered by the investors.

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Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Portugal

This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the securities have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of securities in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our securities may not be circulated or distributed, nor may our securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where our securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where our securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

100

Malaysia

The securities have not been and may not be approved by the Securities Commission Malaysia, or SC, and this document has not been and will not be registered as a prospectus with the SC under the Malaysian capital markets and services act of 2007, or CMSA. Accordingly, no securities or offer for subscription or purchase of securities or invitation to subscribe for or purchase securities are being made to any person in or from within Malaysia under this document except to persons falling within any of paragraphs 2(g)(i) to (xi) of schedule 5 of the CMSA and distributed only by a holder of a capital markets services license who carries on the business of dealing in securities and subject to the issuer having lodged this prospectus with the SC within seven days from the date of the distribution of this prospectus in Malaysia. The distribution in Malaysia of this document is subject to Malaysian laws. Save as aforementioned, no action has been taken in Malaysia under its securities laws in respect of this document. This document does not constitute and may not be used for the purpose of a public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the approval of the SC or the registration of a prospectus with the SC under the CMSA.

Sweden

This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA). This document is personal to the recipient only and not for general circulation in Switzerland.

United Arab Emirates

Neither this document nor the securities have been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor has the Company received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the securities within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. No services relating to the securities, including the receipt of applications and/or the allotment or redemption of such shares, may be rendered within the United Arab Emirates by the Company.

No offer or invitation to subscribe for securities is valid or permitted in the Dubai International Financial Centre.

United Kingdom

Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) has been published or is intended to be published in respect of the securities. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the securities may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) FSMA. This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

101

Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the securities has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply to the Company.

In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 (“FPO”), who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO, or (iii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts, which are expected to be incurred by us in connection with the offer and sale of the Ordinary Shares by us and the Selling Shareholders. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority (“FINRA”) filing fee and the Nasdaq Capital Market entry and listing fee, all amounts are estimates.

SEC Registration Fee	US$
FINRA Filing Fee	US$
Nasdaq Capital Market Entry and Listing Fee	US$
Printing and engraving expenses	US$
Legal fees and expenses	US$
Accounting fees and expenses	US$
Miscellaneous	US$

Total	US$

These expenses will be borne by us.

102

LEGAL MATTERS

We are being represented by Schlueter & Associates, Denver, Colorado. with respect to certain legal matters as to United States federal securities laws. The validity of the Ordinary Shares offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Appleby. The underwriters are being represented by Loeb & Loeb LLP, New York, New York, with respect to this offering.

EXPERTS

The financial statements as of December 31, 2020 and 2021, and for each of the two years in the period ended December 31, 2021 included in this prospectus have been audited by JP Centurion & Partners PLT, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements). Such financial statements have been so included in reliance upon the report of such firm given upon the authority of such firm as experts in accounting and auditing. The office of JP Centurion & Partners PLT is located at No. 36G-2, Jalan Radin Anum, Bandar Baru Sri Petaling, 57000 Kuala Lumpur, Malaysia.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the underlying Ordinary Shares to be sold in this offering. For the purposes of this section, the term “registration statement” means the original registration statement and any and all amendments thereto including the schedules and exhibits to the original registration statement or any amendment. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our Ordinary Shares.

Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC, including the registration statement, can be obtained over the Internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. As we are a foreign private issuer, we will be required to file our annual report on Form 20-F within 120 days of the end of each year. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders.

103

FINANCIAL STATEMENTS

F-1

HEALTHY GREEN GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Amount in thousands, except for share and per share data, or otherwise noted)

	As of	As of
	December 31,	June 30,	June 30,
	2021	2022	2022
	HK$’000	HK$’000	US$’000
			(Note)
Assets
Current assets:
Cash and cash equivalents	1,294	1,770	226
Accounts receivable, net	8,002	8,513	1,085
Inventories	12,769	15,657	1,995
Prepaid expenses and other current assets, net	5,213	4,306	549
Due from related parties	64,123	48,387	6,166
Total current assets	91,401	78,633	10,021

Property, plant and equipment, net	3,645	3,911	498
Right-of-use assets	25,193	21,122	2,691
Intangible assets	398	348	44
Lease and other deposits	7,123	7,721	984
Deferred tax assets	954	954	122
Total non-current assets	37,313	34,056	4,339
TOTAL ASSETS	128,714	112,689	14,360

Liabilities
Current liabilities:
Bank overdraft and loans – current	41,543	44,890	5,720
Lease liabilities - current	13,682	12,763	1,626
Accounts payable, accruals, and other current liabilities	16,697	15,223	1,942
Contract liabilities	5,717	2,909	371
Provision for reinstatement costs	613	613	78
Due to related parties	220	120	15
Income taxes payable	-	251	32
Total current liabilities	78,472	76,769	9,784

Non-current liabilities
Bank loans – non-current	1,883	11,343	1,445
Provision for reinstatement costs	1,463	1,463	186
Provision for termination benefits	706	706	90
Lease liabilities – non-current	11,462	8,342	1,063
Deferred tax liabilities	26	26	3
Total non-current liabilities	15,540	21,880	2,787

TOTAL LIABILITIES	94,012	98,649	12,571

Commitments and contingencies	-	-	-

Shareholders’ equity
Ordinary shares US$0.001 par value per share; 100,000,000 authorized shares; 9,375,000 shares issued and outstanding	73	73	9
Retained earnings	34,629	13,967	1,780
Total shareholders’ equity	34,702	14,040	1,789

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	128,714	112,689	14,360

The accompanying notes are an integral part of these consolidated financial statements.

F-2

HEALTHY GREEN GROUP HOLDING LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(Amount in thousands, except for share and per share data, or otherwise noted)

	For the six months ended June 30,
	2021	2022	2022
	HK$’000	HK$’000	US$’000
			(Note)
Revenues	80,706	80,430	10,278
Cost of sales	(40,193)	(42,685)	(5,455)
Gross profit	40,513	37,745	4,823

Operating expenses:
Selling and marketing expenses	(24,853)	(24,012)	(3,069)
General and administrative expenses	(9,401)	(12,549)	(1,604)
Total operating expenses	(34,254)	(36,561)	(4,673)

Income from operations	6,259	1,184	150

Other income (loss):
Other income	372	1,628	208
Interest expense	(496)	(588)	(75)
Other gains (losses), net	(3,162)	(635)	(81)
Total other income (loss)	(3,286)	405	52

Income before tax expense	2,973	1,589	202
Income tax expense	(842)	(251)	(32)
Net income	2,131	1,338	170

Other comprehensive income
Foreign currency translation gain/ (loss), net of taxes	-	-	-

Total comprehensive income	2,131	1,338	170

Net income per share attributable to ordinary shareholders
Basic and diluted	0.22	0.14	0.02
Weighted average number of ordinary shares used in computing net income per share
Basic and diluted	9,375,000	9,375,000	9,375,000

The accompanying notes are an integral part of these consolidated financial statements.

F-3

HEALTHY GREEN GROUP HOLDING LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amount in thousands, except for share and per share data, or otherwise noted)

	Ordinary shares			Total
	Number of		Retained	Stockholders’
	Shares	Amount	Earnings	Equity
		HK$’000	HK$’000	HK$’000

Balance as of January 1, 2021	9,375,000	73	30,616	30,689
Net income	-	-	2,221	2,221

Balance as of June 30, 2021	9,375,000	73	32,837	32,910

Balance as of January 1, 2022	9,375,000	73	34,629	34,629
Net income	-	-	1,338	1,338
Dividend distribution	-	-	(22,000)	(22,000)

Balance as of June 30, 2022	9,375,000	73	13,967	14,040

		US$’000	US$’000	US$’000
Balance as of June 30, 2022	9,375,000	9	1,780	1,789

The accompanying notes are an integral part of these consolidated financial statements.

F-4

HEALTHY GREEN GROUP HOLDING LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amount in thousands, except for share and per share data, or otherwise noted)

	For the six months ended June 30,
	2021	2022	2022
	HK$’000	HK$’000	US$’000
			(Note)
Operating activities
Net income	2,131	1,338	170
Adjustment:
Depreciation and amortization	708	740	95
Loss on disposal of property, plant and equipment	-	82	10
Change in inventories	1,455	(2,888)	(369)
Change in accounts receivable, prepaid expenses and other current assets	2,486	640	82
Change in accounts payable, accruals, and other current liabilities	(3,183)	(4,283)	(547)
Change in other operating assets and liabilities	(2,213)	(557)	(71)
Cash provided by (used in) operating activities	1,384	(4,928)	(630)

Investing activities
Purchase of property, plant and equipment	(813)	(1,039)	(133)
Proceeds from disposal of property, plant and equipment	184	-	-
Cash used in investing activities	(629)	(1,039)	(133)

Financing activities
Proceeds from new bank loans	21,685	62,950	8,044
Repayment of bank loans	(26,375)	(49,883)	(6,374)
Change in bank overdraft	4,150	(260)	33
Advances from (repayment to) related parties	(26,380)	(6,364)	(880)
Cash provided by (used in) financing activities	(26,920)	6,443	823

Net increase (decrease) in cash and cash equivalents	(26,165)	476	60

Cash and cash equivalents as of beginning of the period	26,683	1,294	166

Cash and cash equivalents as of the end of the period	518	1,770	226

Supplementary Cash Flows Information
Cash paid for interest	496	589	75
Cash paid for taxes	257	564	72

The accompanying notes are an integral part of these consolidated financial statements.

F-5

HEALTHY GREEN GROUP HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Healthy Green Group Holding Limited (the “Company”) was incorporated in the Cayman Islands on December 24, 2018 under the Companies Act as an exempted company with limited liability. The Company conducts its primary operations of the marketing and sales of natural and organic foods in Hong Kong through its indirectly held wholly owned subsidiaries that are incorporated and domiciled in Hong Kong, namely: 1.) Organic Garden International Limited (“Organic Garden”) which is principally engaged in the wholesale and trading segment, 2.) Greendotdot.com Limited (“GDD Hong Kong”) which is principally engaged in the retail segment, and 3) Linden Tree Consultancy Limited (“Linden Tree”) which principally serves as the trademark holding company. The Company holds Organic Garden, GDD Hong Kong and Linden Tree via two wholly owned subsidiaries, namely OG Wholesales Holding Limited (“OG Wholesales”) and GDD Retail Holdings Limited (“GDD Retail”), both of which were incorporated and are domiciled in the British Virgin Islands.

Details of the Company and its subsidiaries (together the “Company” or the “Group”) are set out in the table as follows:

		Percentage of effective ownership
Name	Date of incorporation	2019	2020	Place of incorporation	Principal activities
Healthy Green Group Holding Limited	December 24, 2018	N/A	N/A	Cayman Islands	Investment holding
OG Wholesales Holding Limited	December 20, 2018	100%	100%	The British Virgin Islands	Investment holding
GDD Retail Holdings Limited	December 20, 2018	100%	100%	The British Virgin Islands	Investment holding
Organic Garden International Limited	March 3, 1999	100%	100%	Hong Kong	Wholesale and trading of natural and organic foods
Greendotdot.com Limited	April 14, 2000	100%	100%	Hong Kong	Retail of natural and organic foods
Linden Tree Consultancy Limited	May 20, 2013	100%	100%	Hong Kong	Trademark holding

Reorganization

Pursuant to a group reorganization (“Group Reorganization”) that took place on January 31, 2019 (“Closing Date”), the former shareholders of OC Wholesales and GDD Retail, namely WKW Investment Limited (“WKW Investment”, a company incorporated in the British Virgin Islands) and CFT Investment Limited (“CFT Investment”), transferred all the shares of, inter alia, OG Wholesale and GDD Retail to the Company in consideration of the Company allotting and issuing 8,063 and 1,927 Shares to WKW Investment and CFT Investment respectively credited as fully paid. Following such share exchanges, GDD Retail, OG Wholesales, Organic Gardens, GDD Hong Kong and Linden Tree became the Company’s wholly-owned subsidiaries, whereas WKW Investment and CFT became the controlling shareholders of the Company holding 73.19% and 17.41% of the issued share capital of the Company respectively.

The Group Reorganization has been accounted for as a reverse acquisition whereby OG Wholesale and GDD Retail are deemed to be the accounting acquirers (legal acquirees) and the Company to be the accounting acquiree (legal acquirer). The financial statements before the Group Reorganization are those of GDD Retail, OG Wholesales, Organic Gardens, GDD Hong Kong and Linden Tree on a combined basis with the results of the Company being consolidated from the Closing Date. The equity section and earnings per share of the Company have been retroactively restated to reflect the reverse acquisition and no goodwill has been recorded.

The accompanying financial statements are presented assuming that the existing group structure was an existence at the beginning of the first period presented.

F-6

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the regulations of the Securities and Exchange Commission (“SEC”).

Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company transactions, if any, and balances due to, due from, long-term investment subsidiary, and registered paid in capital have been eliminated upon consolidation.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to allowance for uncollectible accounts receivable, inventory valuation, useful lives and impairment for property, plant and equipment, valuation allowance for deferred tax assets, fair value of financial instruments, warranty liabilities, and contingencies. Actual results could vary from the estimates and assumptions that were used.

Risks and uncertainties

The main operations of the Company are located in Hong Kong. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Hong Kong, as well as by the general state of the economy in Hong Kong. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in Hong Kong. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations.

As an infectious disease, the outbreak of COVID-19 (the “Outbreak”) was first reported in late

December 2019 and has since spread to various countries all over the world. On 11 March 2020, the World Health Organization announced that COVID-19 be characterized as a pandemic based on its assessment and the government in different countries have taken drastic measures to curb the spread of the Epidemic. The Epidemic has not only endangered the health of citizens but has also disrupted the business operations of various enterprises. While the Company’s business operations are primarily based in Hong Kong and the Company’s customers are located in Hong Kong, there was no significant impact on the Company’s business in 2019 and 2020 given that all of the retail stores, supermarkets and department stores remained open with normal opening hours since the Outbreak.

Following the Outbreak, a series of precautionary and control measures have been and will continue to be implemented in Hong Kong. The directors of the Company will keep continuous attention on monitoring the development of the Outbreak. Based on the currently available information, the directors of the Company consider that the Outbreak would not have a material financial impact on the Group’s overall operation and sales performance.

Foreign currency translation and transaction and Convenience translation

The accompanying consolidated financial statements are presented in the Hong Kong dollar (“HK$”), which is the reporting currency of the Company. HK$ is also the functional currency of the Company’s operating subsidiaries Organic Garden, Greendotdot, and Linden Tree.

Assets and liabilities denominated in currencies other than the reporting currency are translated into the reporting currency at the rates of exchange prevailing at the balance sheet date. Translation gains and losses are recognized in the consolidated statements of operations and comprehensive loss as other comprehensive income or loss. Transactions in currencies other than the reporting currency are measured and recorded in the reporting currency at the exchange rate prevailing on the transaction date. The cumulative gain or loss from foreign currency transactions is reflected in the consolidated statements of income and comprehensive income as other income (other expenses).

The value of foreign currencies including the US Dollar may fluctuate against the Hong Kong Dollar. Any significant variations of the foreign currencies relative to the Hong Kong Dollar may materially affect the Company’s financial condition in terms of reporting in HK$.

Translations of the consolidated balance sheets, consolidated statements of comprehensive income and consolidated statements of cash flows from HK$ into US$ as of and for the period ended June 30, 2022 are solely for the convenience of the reader and were calculated at the rate of US$0.127415 = HK$$1. No representation is made that the HK$ amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2022, or at any other rate.

F-7

Fair Value Measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

●	Level 1 applies to assets or liabilities for which there are quoted prices, in active markets for identical assets or liabilities.
●	Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.
●	Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Cash and cash equivalents, accounts receivable, prepaid expenses and other current assets, bank loans and overdraft, leases, accounts payables and accruals, contract liabilities and due from and to related parties are financial assets and liabilities. Cash and cash equivalents, accounts receivables, prepaid expenses and other currents, accounts payables and accruals, and contract liabilities are subject to fair value measurement; however, because of their being short term in nature, management believes their carrying value approximate their fair value. The Company accounts for bank loans and leases at amortized cost and has elected NOT to account for them under the fair value hierarchy.

Related parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, the Company’s demand deposit placed with financial institutions, which have original maturities of less than three months and unrestricted as to withdrawal and use.

F-8

Accounts Receivable, net

Accounts receivable, net are stated at the original amount less an allowance for expected credit loss on such receivables. The allowance for expected credit loss is estimated based upon the Company’s assessment of various factors including historical experience, the age of the accounts receivable balances, current general economic conditions, future expectations and customer specific quantitative and qualitative factors that may affect the Company’s customers’ ability to pay. An allowance is also made when there is objective evidence for the Company to reasonably estimate the amount of probable loss.

Inventories

Inventories, which consist of raw materials, packaging materials and finished goods for resale, are stated at the lower of cost and net realizable value. Cost is determined on a weighted average cost basis and includes all costs of purchase, costs of conversion, and other costs incurred in bringing the inventories to their present location and condition.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognized as an expense in the period in which the related revenue is recognized. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories is recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs.

Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Estimated useful lives are as follows:

Category	Estimated useful lives
Leasehold improvements	Over the shorter of the lease term and 5 years
Furniture and fixtures	5 years
Equipment	5 years

Expenditure for repair and maintenance costs, which do not materially extend the useful lives of the assets, are charged to expenses as incurred, whereas the expenditure for major renewals and betterment that substantially extends the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the consolidated statements of income.

Website Development Costs

The Company accounts for website development costs in accordance with Accounting Standards Codification 350-50 “Website Development Costs” (ASC 350-50). All costs incurred in the planning stage are expensed as incurred, costs incurred in the website application and infrastructure development stage are accounted for in accordance with ASC 350-50 which requires the capitalization of certain costs that meet specific criteria, and costs incurred in the day to day operation of the website are expensed as incurred. The Company capitalizes external website development costs (“website costs”), which primarily include third-party costs related to acquiring domains and developing applications, as well as costs incurred to develop or acquire and customize code for web applications, costs to develop HTML web pages or develop templates and costs to create initial graphics for the website that included the design or layout of each page.

Through December 31, 2021, the capitalized costs of the Company’s websites placed into service were subject to straight-line amortization over a ten-year period.

Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. No impairment of long-lived assets was recognized as of December 31, 2021 and June 30, 2022.

Contract liabilities

A contract liability is recognized when the customer pays non-refundable consideration before the Company recognizes the related revenue. A contract liability would also be recognized if the Company has an unconditional right to receive nonrefundable considerations before the Company recognizes the related revenue. In such cases, a corresponding receivable would also be recognized.

Commitments and contingencies

In the normal course of business, the Company is subject to commitments and contingencies, including operating lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss will occur, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter.

F-9

Revenue recognition

In May 2014, the FASB issued Topic 606, “Revenue from Contracts with Customers”. This topic clarifies the principles for recognizing revenue and develops a common revenue standard for U.S. GAAP. Simultaneously, this topic supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. The core principle of the guidance requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The Company currently generates its revenue from the following main sources:

Sales of goods

The Company sells finished products to customers. Those sales predominantly contain a single performance obligation and revenue is recognized at a single point in time when ownership, risks and rewards transfer, being the point of time of which the goods are collected by customer at the retail stores, supermarkets or department stores or shipped to the customer’s specific location. A provision for payment discounts and product return allowances is recorded as a reduction of sales in the same period the revenue is recognized.

Membership reward points

The Company offers customer pricing allowances by operating a membership loyalty program where retail customers accumulate points for purchases made which entitle them to discount on future purchases. Revenue from the reward points is recognized when the points are redeemed or when they expire after the initial sale. The reward points expire in December in each calendar year.

Prepaid cash coupons (e.g. gift cards)

The Company sells prepaid cash coupons to customers for the exchange of finished products at the same price of the face value of each prepaid cash coupons. Bonus coupons are issued when the customers purchase the pre-determined number of prepaid cash coupons in bulk. A portion of the fair value of the consideration received is allocated to the bonus coupons. Payments received for the prepaid cash coupons are recorded as contract liability at the time of receipt.

Customers may not utilise all of their contractual rights within the pre-determined period. Such unutilised prepaid cash coupons are referred to as breakage. An expected breakage amount in contract liability is determined by historical experience and is recognised in the income statement in proportion to the pattern of utilization by the customers. Any contract liability outstanding at the expiry of the service period is fully recognised in the income statement.

F-10

Consignment service income

The Company earns the consignment service income by providing consignment service to the customers in the Company’s retail stores. Consignment service income is recognised at the pre-determined percentage when the goods are sold to ultimate customers.

Interest income

Interest income, on an accrual basis using the effective interest method by applying the rate that exactly discounts the estimated future cash receipts over the expected life of the financial instrument or a shorter period, when appropriate, to the net carrying amount of the financial asset.

Cost of sales

Cost of products sold is primarily comprised of direct materials and supplies consumed in the processing and packaging of product, as well as labor, depreciation expense and direct overhead expenses necessary to acquire and convert the purchased materials and supplies into finished products. Cost of products sold also includes the cost to distribute products to customers, inbound freight costs, warehousing and logistics costs and other shipping and handling activity.

Selling and marketing expenses

Selling expenses mainly consists of promotion and marketing expenses, amortization of right-of-use assets, depreciation, transportation expenses and staff costs.

Advertising

The Company conducts advertising for the promotion of its brand and products. In accordance with ASC 720-35, advertising costs, included in selling and marketing expenses when incurred, were approximately HK$89,000 (US$11,340) and approximately HK$380,000 for the six months ended June 30, 2022 and 2021, respectively.

General and administrative expenses

General and administrative expenses mainly consist of staff cost, amortization of right-of-use assets, office supplies and upkeep expenses, legal and professional fees, and other miscellaneous administrative expenses.

Leases

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lease assets and liabilities to be recorded on the balance sheet. The Company adopted this ASU and related amendments as of January 1, 2019 under the modified retrospective approach and elected to adopt the following lease policies in conjunction with the adoption of ASU 2016-02: (i) for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Company elected not to apply ASC 842 recognition requirements; and (ii) the Company elected to apply the package of practical expedients for existing arrangements entered into prior to January 1, 2019 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and (c) initial direct costs.

For any new or modified lease, the Company determines whether a contract is or contains a lease at the inception of the contract. The Company records right-of-use (“ROU”) assets and lease obligations for its finance and operating leases, which are initially recognized based on the discounted future lease payments over the term of the lease. Lease term is defined as the non-cancelable period of the lease plus any options to extend or terminate the lease when it is reasonably certain that the Company will exercise the option. The Company has elected not to recognize ROU asset and lease obligations for its short-term leases, which are defined as leases with an initial term of 12 months or less. For a majority of all classes of underlying assets, the Company has elected to not separate lease from non-lease components. For leases in which the lease and non-lease components have been combined, the variable lease expense includes expenses such as common area maintenance, utilities, and repairs and maintenance.

F-11

Income taxes

The Group accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of income for the six months ended June 30, 2022 and 2021, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Earnings per share

Basic earnings per share is computed by dividing net earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

Recent accounting pronouncements

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In February 2016, FASB issued ASU No. 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. In July 2018, ASU 2016-02 was updated with ASU 2018-11, Targeted Improvements to ASC Topic 842, which provides entities with relief from the costs of implementing certain aspects of the new leasing standard. Specifically, under the amendments in ASU 2018-11, (1) entities may elect not to recast the comparative periods presented when transitioning to ASC 842 and (2) lessors may elect not to separate lease and non-lease components when certain conditions are met. In November 2019, ASU 2019-10, Codification Improvements to ASC 842 modified the effective dates of all other entities. In June 2020, ASU 2020-05 defer the effective date for one year for entities in the “all other” category. For all other entities, the amendments in ASU 2020-05 are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early application of the guidance continues to be permitted. The Company will adopt ASU 2016-02 from January 1, 2022. The Company is in the process of evaluating the effect of the adoption of this ASU.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses”, which will require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Subsequently, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, to clarify that receivables arising from operating leases are within the scope of lease accounting standards. Further, the FASB issued ASU No. 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11 and ASU 2020-02 to provide additional guidance on the credit losses standard.

For all other entities, the amendments for ASU 2016-13 are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. Adoption of the ASUs is on a modified retrospective basis. The Company will adopt ASU 2016-13 from January 1, 2023. The Company is in the process of evaluating the effect of the adoption of this ASU.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

F-12

3. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	As of	As of
	December 31,	June 30,	June 30,
	2021	2022	2022
	HK$’000	HK$’000	US$’000

Accounts receivable	8,552	9,063	1,155
Less: allowance for doubtful accounts	(550)	(550)	(70)
Accounts receivable, net	8,002	8,513	1,085

There was no movement in the allowance for doubtful accounts for the six months ended June 30, 2022.

As of the end of each of the financial period, the ageing analysis of accounts receivable, net of allowance for doubtful accounts, based on the invoice date is as follows:

	As of	As of
	December 31,	June 30,	June 30,
	2021	2022	2022
	HK$’000	HK$’000	US$’000

Within 30 days	3,796	3,972	506
Between 31 and 60 days	1,965	3,113	397
Between 61 and 90 days	1,494	648	83
More than 90 days	747	780	99
Balance at end of the year	8,002	8,513	1,085

4. INVENTORIES

	As of	As of
	December 31,	June 30,	June 30,
	2021	2022	2022
	HK$’000	HK$’000	US$’000

Finished goods	9,722	11,848	1,510
Packing materials	463	524	67
Raw materials	2,584	3,285	418
	12,769	15,657	1,995

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consists of the following:

	As of	As of
	December 31,	June 30,	June 30,
	2021	2022	2022
	HK$’000	HK$’000	US$’000

Refundable deposits	3,144	2,214	282
Prepaid operating expenses	575	448	57
Prepaid income tax	1,176	1,419	180
Other receivables	318	225	30
	5,213	4,306	549

6. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consists of the following:

	As of	As of
	December 31,	June 30,	June 30,
	2021	2022	2022
	HK$’000	HK$’000	US$’000

Leasehold improvements	9,311	10,256	1,307
Fixture and fitting	2,639	2,634	336
Equipment	4,064	2,991	381
Sub-total	16,014	15,881	2,024
Less: accumulated depreciation	(12,369)	(11,970)	(1,526)
Property, plant and equipment, net	3,645	3,911	498

Depreciation expense was approximately HK$690,000 (US$87,900) and HK$659.000 for the six months ended June 30, 2022 and 2021, respectively.

F-13

7. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

The Company leases retail locations, food factory, warehouses, office spaces and motor vehicles for varying periods in Hong Kong. As the majority of the leases do not provide an implicit rate, the Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company’s lease agreements do not contain any material guarantees or restrictive covenants. The Company does not have any material finance leases or any sublease activities. Short-term leases, defined as leases with initial term of 12 months or less, are not reflected on the Consolidated Balance Sheets. Lease expenses for such short-term leases is not material. The most significant assets in the Company’s leasing portfolio relate to real estate. For purposes of calculating lease liabilities for such leases, the Company have combined lease and non-lease components.

The Company’s rights-of-use assets and lease liabilities recognized in the Consolidated Balances Sheets consist of the following:

	As of	As of
	December 31,	June 30,	June 30,
	2021	2022	2022
	HK$’000	HK$’000	US$’000

Operating lease rights-of-use assets	25,144	21,106	2,689
Finance lease rights-of-use assets:
Cost	594	594	76
Less: accumulated amortization	(545)	(578)	(74)
	49	16	2
Total right-of-use assets	25,193	21,122	2,691

Lease liabilities:
Current portion	13,682	12,763	1,626
Non-current portion	11,462	8,342	1,063
Total	25,144	21,105	2,689

The Company’s lease costs recognized in the Consolidated Statement of Income consist of the following:

	For the six months ended June 30,
	2021	2022	2022
	HK$’000	HK$’000	US$’000

Operating lease cost	8,318	7,439	948
Finance lease cost:
Amortization of right-of-use assets	68	33	4
Interest on lease obligations	-	-	-
Variable lease cost (1)	220	261	33

(1)	primarily consisting of costs for utilities, common area maintenance, property rates and taxes and other operating costs associated with operating leases that are not included in the lease liability and are recognized in the period in which they are incurred.

Other information about the Company’s operating leases is as follows:

	As of	As of
	December 31,	June 30,	June 30,
	2021	2022	2022
	HK$’000	HK$’000	US$’000

Cash paid for amounts included in the measurement of lease liabilities	16,829	7,178	915
Assets obtained in exchange for lease liabilities	15,728	2,622	334

	As of
	December 31,	June 30,
	2021	2022

Operating leases:
Weighted average remaining lease term	18 months	16 months
Weighted average discount rate	4.86%	4.81%

The maturity analysis of the Company’s operating lease obligations as of June 30, 2022 is as follows:

	Operating leases
	HK$’000	US$’000

Year ending December 31,
Remainder of 2022	7,162	913
2023	11,042	1,407
2024	3,607	460
2025 and thereafter	241	30
Total undiscounted lease obligations	22,052	2,810
Less: imputed interest	(947)	(121)
Lease liabilities recognized in the Consolidated Balance Sheet	21,105	2,689

Supplemental information and maturity analysis of the Company’s finance lease which was immaterial are not disclosed.

F-14

8. INTANGIBLE ASSETS

	As of	As of
	December 31,	June 30,	June 30,
	2021	2022	2022
	HK$’000	HK$’000	US$’000

Website development costs
Cost	995	995	128
Less: accumulated amortization	(597)	(647)	(84)
Net carrying amount	398	348	44

Amortization expense was approximately HK$50,000 (US$6,300) and HK$50,000 for the six months ended June 30, 2021 and 2022, respectively.

The estimated aggregate amortization expense for each of the five succeeding fiscal years is as follows:

	HK$’000	US$’000

Year ending December 31,
Remainder of 2022	50	5
2023	100	13
2024	100	13
2025	100	13

9. BANK LOANS AND OVERDRAFT

The Company’s bank loans and overdraft, which are all denominated in HK$, consist of:

	As of December 31, 2021			As of June 30, 2022
	Maturity dates	Interest rate	Amount	Maturity dates	Interest rate	Amount	Amount
			HK$’000			HK$’000	US$’000
Floating rate:
Bank overdraft – secured		2.0% to 3.5%	11,254		2.0% to 3.5%	10,994	1,400
Revolving loans – secured	2021	HIBOR + 1.7% to 2.5%	8,500	2022	HIBOR + 1.7% to 2.5%	8,500	1,083
Trade finance loans – secured	2021	HIBOR + 1.8 to 2.75%	20,636	2022	HIBOR + 1.8 to 2.75%	22,542	2,872
Current portion of term loans			1,153			2,854	365
Total			41,543			44,890	5,720

Long-term debt:
Term loans	2022 to 2028	HIBOR + 3.0% to 3.25%	3,036	2023 to 2032	HIBOR + 2.75% to 3.25%	14,197	1,809
Current portion of term loans			(1,153)			(2,854)	(364)
Total			1,883			11,343	1,445

Annual maturities of the Company’s long-term debt which comprise the term loans during the next five years following June 30, 2022 and thereafter are as follows:

	Annual maturities
	HK$’000	US$’000

Year ending December 31,
2022	1,427	182
2023	3,495	445
2024	1,624	207
2025	931	118
2026	957	122
Thereafter	5,763	735
	14,197	1,809

As of June 30, 2022, the Company had available banking facilities (“General Facilities”), which consisted of overdraft, term loans, revolving loans and invoice financing facilities for an aggregate amount of approximately HK$49,900,000 (US$6,243,000), of which approximately HK$3,158,000 (US$402,000) was undrawn. Collaterals for these General Facilities include (i) unlimited or personal guarantee by Mr. Wong Ka Wo, Simon (“Mr. Wong”) and Ms. Cheuk Fung Ting (“Ms. Cheuk”), who are directors of the Company; (ii) unlimited corporate guarantee or corporate guarantee for approximately HK$22,000,000 (US$2,803,000) by GDD Hong Kong and Kampery Development Limited; and (iii) legal charge over properties beneficially owned by Mr. Wong and/or Ms. Cheuk. There are no significant restrictive covenants imposed by the Company’s bankers.

F-15

10. Accounts payable, accruals, and other current liabilities

Account payable, accruals and other current liabilities consists of the following:

	As of	As of
	December 31,	June 30,	June 30,
	2021	2022	2022
	HK$’000	HK$’000	US$’000

Trade payables	8,417	9,633	1,227
Other payables	1,542	234	30
Accrued expenses	6,091	4,709	600
Others	647	647	85
	16,697	15,223	1,942

11. CONTRACT LIABILITIES

Contract liabilities relate to the non-refundable advance consideration received from customers consisting of membership reward points and prepaid cash coupons as follows:

	As of	As of
	December 31,	June 30,	June 30,
	2021	2022	2022
	HK$’000	HK$’000	US$’000

Prepaid cash coupons	5,717	2,909	371
Membership reward points	-	-	-
	5,717	2,909	371

Movements in the Company’s contract liabilities for the six months ended June 30, 2022 are as follows:

	HK$’000	US$’000

At January 1, 2022	5,717	733
Increase in contract liabilities as a result of:
Sales of prepaid cash coupons	12,292	1,566
Decrease in contract liabilities as a result of recognizing revenue upon:
Redemption of products by prepaid cash coupons	(14,920)	(1,901)
Forfeited prepaid cash coupons	(180)	(27)
At June 30, 2022	2,909	371

As membership reward points expire in December in each calendar year, none of the revenue recognized during the year ended December 31, 2021 and six months ended June 30, 2022 related to the contract liabilities at the beginning of each of the year/period.

The remaining performance obligations of the Company’s unsatisfied contracts with customers as of December 31, 2021 and June 30, 2022 are not disclosed as all related contracts have a duration of one year or less.

12. PROVISION FOR REINSTATEMENT COSTS

	As of	As of
	December 31,	June 30,	June 30,
	2021	2022	2022
	HK$’000	HK$’000	US$’000

Current portion	613	613	78
Non-current portion	1,463	1,463	186
	2,076	2,076	264

There was no movement in the Company’s provision for reinstatement costs for the six months ended June 30, 2022.

F-16

13. DEFERRED TAX ASSETS / LIABILITIES

	As of	As of
	December 31,	June 30,	June 30,
	2021	2022	2022
	HK$’000	HK$’000	US$’000

Deferred tax assets	954	954	122
Deferred tax liabilities	(26)	(26)	(3)
	928	928	119

The significant components of the Company’s deferred tax assets and liabilities are as follows:

	As of	As of
	December 31,	June 30,	June 30,
	2021	2022	2022
	HK$’000	HK$’000	US$’000

Deferred tax assets:
Property, plant and equipment	954	954	122
Less: valuation allowance	-	-	-
Deferred tax assets, net of valuation allowance	954	954	122
Deferred tax liabilities:
Property, plant and equipment	(26)	(26)	(3)
Total deferred tax liabilities	(26)	(26)	(3)
Net deferred tax	928	928	119

As of December 31, 2021 and June 30, 2022, the Company had no unrecognized tax benefit.

14. REVENUE AND SEGMENT INFORMATION

The Company primarily generates its revenue from the sales of natural and organic foods to customers. Other sources of revenue include consignment service income, government subsidies and others.

	For the six months ended June 30,
	2021	2022	2022
	HK$’000	HK$’000	US$’000

Revenue from contracts with customers	80,706	80,430	10,278

Other revenue:
Consignment service income	309	185	24
Government subsidies	-	1,160	148
Forfeited prepaid cash coupon	-	180	23
Others	63	103	13
	372	1,628	208

Government subsidies for the ten months ended June 30, 2022 represented assistance from Hong Kong government as relief measures against Covid-19 and consisted of grants of approximately HK$1,160,000 (US$147,800) conditional upon the Company undertaking to not implement redundancies of employees during the subsidy period and to spend all the subsidies on paying wages to employees. The Company fulfilled its undertaking as of June 30, 2022.

The Company follows FASB ASC Topic 280, Segment Reporting, which requires that companies disclose segment data based on how management makes decision about allocating resources to segments and evaluating their performance. Reportable operating segments include components of an entity about which separate financial information is available and which operating results are regularly reviewed by the chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess each operating segment’s performance. The Company has primarily engaged in the sales and marketing of natural and organic foods. Much of the information provided in these consolidated financial statements is similar to, or the same as, that reviewed on a regular basis by the Company’s COMD. As a result, the Company operates and manages its business as a single operating segment.

Disaggregation of revenue from contracts with customers

The Company has established various sales channels for its products, comprising (i) retail sales to consumers via retail stores, online sales platforms and exhibitions, through supermarkets and department stores; and (ii) wholesales to bulk-purchase customers. The following tables set out the analysis of the Company’s net revenue from external customers disaggregated by sales channels:

	For the six months ended June 30,
	2021	2022	2022
	HK$’000	HK$’000	US$’000

Sales of goods recognized at a point in time:
Retail	72,950	72,569	9,246
Wholesales	7,756	7,861	1,032
	80,706	80,430	10,278

During the six months ended June 30, 2021 and 2022 respectively, the Company derived all of its revenue from delivering products to customers located in Hong Kong.

F-17

15. INCOME TAX EXPENSES

Cayman Islands

The Company is incorporated in the Cayman Islands. The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our Company levied by the government of the Cayman Islands save for certain stamp duties which may be applicable, from time to time, on certain instruments.

BVI

OG Wholesales and GDD Retail are incorporated in the BVI and is not subject to tax on income or capital gains under current BVI law. In addition, upon payments of dividends by these entities to their shareholders, no BVI withholding tax will be imposed.

Hong Kong

Under the Inland Revenue Ordinance of Hong Kong, only profits arising in or derived from Hong Kong are chargeable to Hong Kong profits tax, whereas the residence of a taxpayer is not relevant. Therefore, the Company’s operating subsidiaries, namely Organic Garden, GDD Hong Kong and Linden Tree, are generally subject to Hong Kong income tax on its taxable income derived from the trade or businesses carried out by them in Hong Kong.

On 21 March 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on 28 March 2018 and as gazetted on the following day. Under the two-tiered profits tax rates regime, the first HK$2,000,000 of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2,000,000 will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%. Accordingly, during the years ended December 31, 2020 and 2021 the Hong Kong profits tax is calculated at 8.25% on the first HK$2,000,000 of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2,000,000.

The income tax provision consists of the following components:

	For the six months ended June 30,
	2021	2022	2022
	HK$’000	HK$’000	US$’000

Current tax:
Current year	811	251	32
Deferred tax	31	-	-
	842	251	32

A reconciliation of the provision for income taxes determined at the Hong Kong statutory income tax rate to the Company’s effective income tax rate is as follows:

	For the six months ended June 30,
	2021	2022	2022
	HK$’000	HK$’000	US$’000

Income before tax expense	2,973	1,589	202

Tax at Hong Kong statutory tax rate of 16.5%	490	262	33
Reconciling items:
Tax effect of non-deductible expenses	443	(22)	(3)
Tax effect of non-taxable income	(75)	(203)	(26)
Tax effect of temporary differences previously not recognized	(16)	214	28
Income tax expense	842	251	32

16. ORDINARY SHARES

The Company was established under the laws of Cayman Islands on December 24, 2018. The authorized number of ordinary shares was 380,000 shares with a par value of HK$0.01.

On April 14, 2022, the shareholders of the Company resolved to create an additional 100,000,000 of the authorized ordinary shares with a par value of US$0.001 (the “Increase in Share Capital”). Following the Increase in Share Capital, on April 14, 2022, the Company newly issued 9,375,000 ordinary shares with a par value of US$0.001 (the “Shares Issued”). Following the Shares Issued, the Company repurchased and cancelled 10,000 of the outstanding ordinary shares with a par value of HK$0.01 issued and outstanding as of April 14, 2022 as well as cancelled 380,000 of the authorized ordinary shares with a par value of HK$0.01.

The Company considered the new issuance of 9,375,000 ordinary shares with par value of US$0.001 were part of the Company’s recapitalization prior to completion of its initial public offering. The Company believed it is appropriate to reflect the above transactions on a retroactive basis pursuant to ASC 260. All shares and per share amounts used herein and in the accompanying consolidated financial statements have been retroactively restated.

F-18

17. DIVIDEND

On June 27, 2022, the Company’s board of directors approved and declared a special dividend of HK$22,000,000 (US$2,803,130) to its shareholders. The dividend was paid and offset against the amount due from related parties. The dividend per share was HK$2.35 (US$0.30).

18. RELATED PARTY TRANSACTIONS AND BALANCES

The amounts due from related parties consisted of the following:

		As of December 31,	As of June 30,
	Relationship with	2021	2022	2022
Name	the Group	HK$’000	HK$’000	US$’000

Ms. Cheuk	Director of the Company	1,962	-	-
Mr. Wong	Director of the Company	1,619	-	-
Greendotdot Holdings Limited	Common controlling shareholders and directors	9,515	-	-
GDD China Holding Limited	Common controlling shareholders and directors	29	-	-
CFT Investment Holding Limited	Common controlling shareholder and director	29	-	-
Kampery Development Limited	Common controlling shareholders and directors	46,812	48,387	6,166
Mocaroma Guangzhou Co., Limited	Common controlling shareholders and directors	1,948	-	-
Mocaroma International Limited	Common controlling shareholders and directors	2,180	-	-
WKW Investment Limited	Common controlling shareholder and director	29	-	-
		64,123	48,387	6,166

Balances represented the funds advanced to the directors and related companies in which wholly owned by Mr. Wong and/or Ms. Cheuk. The balances are unsecured, interest-free and repayable on demand. These balances are non-trade in nature.

On June 27, 2022, the Company’s board of directors approved and declared a special dividend of HK$22,000,000 (US$2,803,130) payable to its shareholders. The special dividend was paid and offset against the amount due from related parties. The dividend per share was HK$2.35 (US$0.30).

The amounts due to related parties consisted of the following:

		As of December 31,	As of June 30,
	Relationship with	2021	2022	2022
Name	the Group	HK$’000	HK$’000	US$’000

Kampery F&B Services Limited	Common controlling shareholders and directors	100	-	-
Task Wing Enterprises Limited	Common controlling shareholder and director	120	120	15
		220	120	15

The amounts due to related parties are unsecured, interest-free and repayable on demand.

In addition, the Company had the following transactions with related party:

		For the six months ended June 30,
		2021	2022	2022
Name	Nature	HK$’000	HK$’000	US$’000

Task Wing Enterprises Limited	Operating lease cost	183	183	23

The related party are beneficially owned by Mr. Wong, who is the director of the related party.

F-19

19. CONCENTRATIONS AND RISKS

Concentrations

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of accounts receivable. The Company conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Company evaluates its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. The Company conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

The following table sets forth a summary of single customers who represent 10% or more of the Company’s total revenue:

For the six months ended June 30,
	2021		2022		2022
	HK$’000		HK$’000		US$’000
Amount of the Company’s revenue
Customer A	N/A	*	N/A	*	N/A	*
Customer B	N/A	*	N/A	*	N/A	*
Customer C	N/A	*	N/A	*	N/A	*
Customer D	8,106		9,283		1,183
Customer E	N/A	*	N/A	*	N/A	*

* Revenue from relevant customer was less than 10% of the Company’s total revenue for the respective period.

The following table sets forth a summary of single customers who represent 10% or more of the Company’s total accounts receivable:

	As of		As of
	December 31,		June 30,	June 30,
	2021		2022	2022
	HK$’000		HK$’000	US$’000
Amount of the Company’s accounts receivable
Customer A	2,515		2,578	328
Customer B	N/A	*	1,022	130
Customer C	1,259		1,273	162
Customer D	1,341		1,321	168
Customer E	1,580		1,174	150

* Accounts receivable due from the relevant customer was less than 10% of the Company’s total accounts receivable as of June 30, 2022 and December 31, 2021.

The following table sets forth a summary of suppliers who represent 10% or more of the Company’s total purchases:

	For the six months ended June 30,
	2021		2022
	HK$’000		HK$’000
Amount of the Company’s purchase
Supplier A	N/A	*	N/A	*	N/A	*
Supplier B	N/A	*	N/A	*	N/A	*
Supplier C	N/A	*	N/A	*	N/A	*
Supplier D	4,155		N/A	*	N/A	*
Supplier E	5,595		3,854		491

* Purchases from relevant supplier was less than 10% of the Company’s total purchases for the respective period.

The following table sets forth a summary of single supplier who represent 10% or more of the Company’s total accounts payable:

	As of		As of
	December 31,		June 30,		June 30,
	2021		2022		2022
	HK$’000		HK$’000		US$’000
Amount of the Company’s accounts payable
Supplier A	N/A	*	N/A	*	N/A	*
Supplier B	N/A	*	N/A	*	N/A	*
Supplier C	975		N/A	*	N/A	*
Supplier D	N/A	*	N/A	*	N/A	*
Supplier E	N/A	*	N/A	*	N/A	*

* Accounts payable due to the relevant supplier was less than 10% of the Company’s total accounts payable as of June 30, 2022 and December 31, 2021.

F-20

Credit Risk

Credit risk is the potential financial loss to the Company resulting from the failure of a customer or a counterparty to settle its financial and contractual obligations to the Company, as and when they fall due. As the Company does not hold any collateral, the maximum exposure to credit risk is the carrying amounts of trade and other receivables (exclude prepayments) and cash and bank deposits presented on the consolidated statements of financial position. The Company has no other financial assets which carry significant exposure to credit risk.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Our interest rate risk arises primarily from bank overdraft and loans. Bank overdraft and loans issued at variable rates and fixed rates expose us to cash flow interest rate risk and fair value interest rate risk respectively.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 60 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

20. COMMITMENTS AND CONTINGENCIES

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of June 30, 2022 and through the issuance date of these consolidated financial statements.

21. SUBSEQUENT EVENTS

The Company has assessed all events from June 30, 2022, up through the date that these consolidated financial statements are available to be issued, unless as disclosed below, there are not any material subsequent events that require disclosure in these consolidated financial statements other than events detailed below.

F-21

Report of Independent Registered Public Accounting Firm

To:	The Board of Directors and Stockholders of
Healthy Green Group Holding Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Healthy Green Group Holding Limited and its subsidiaries (collectively the ‘Company’) as of December 31, 2021 and 2020, and the related consolidated statements of operations and comprehensive income, stockholders’ equity, and cash flows in each of the years for the two-year period ended of December 31, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows in each of the years for the two-year period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

F-22

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue recognition related to prepaid cash coupons

As discussed in Notes 2 and 11 to the consolidated financial statements, the Company recognized revenue related to the prepaid cash coupons of HK$1,382,000 and HK$649,000 in 2020 and 2021 respectively. An expected breakage amount in contract liability is determined by historical experience and is recognized in the income statement in proportion to the pattern of utilization by the customers.

We identified the evaluation of revenue recognition related to prepaid cash coupons as a critical audit matter. Subjective auditor judgment was required to evaluate the expected breakage amount used to recognize prepaid cash coupons revenue, which included assessing the historical experience and the pattern of utilization by the customers, because a change in these estimates could materially impact revenues.

F-23

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s revenue recognition process. We evaluated the historical pattern used by the Company in estimating the expected breakage amount. We assessed the calculations used by the Company to determine prepaid cash coupons revenue recognized for consistency with the historical experience and the pattern of utilization by the customers.

Inventories

As described in Notes 2 and 4 to the consolidated financial statements, inventories are stated at the lower of cost and net realizable value, with cost determined on a weighted-average basis. Write-down of potential obsolete or slow-moving inventories is recorded based on management’s assumptions about the estimated selling price, the estimated costs of completion and the estimated costs necessary to make the sale. For the year ended December 31, 2021 and 2020, the Company did not record any inventory impairment charges.

We identified the inventory write-down as a critical audit matter. The Company’s determination of future markdowns is subjective. Specifically, there was a high degree of subjective auditor judgment in evaluating how the Company’s merchandising strategy and related inventory markdown assumptions affected the realizable value of inventory.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included the following, among others: (i) observing the physical condition of inventories during inventory counts; (ii) evaluating the appropriateness of management’s process for developing the estimates of net realizable value (iii) testing the reliability of reports used by management by agreeing to underlying records; (iv) testing the reasonableness of the assumptions about quality, damages, future demand, selling prices and market conditions by considering with historical trends and consistency with evidence obtained in other areas of the audit; and corroborating the assumptions with individuals within the product team; and (v) assessing the Company’s adjustments of inventory costs to net realizable value for slow-moving and obsolete inventories by (1) comparing the historical estimate for net realizable value adjustments to actual adjustments of inventory costs, and (2) analyzing sales subsequent to the measurement date.

F-24

Allowance for current expected credit losses (“CECL”) on accounts receivable

As described in Notes 2 and 3 to the consolidated financial statements, the Company adopted ASU 2016-13, Financial Instruments-Credit Losses (codified as Accounting Standard Codification Topic 326), since January 1, 2020, which requires measurement and recognition of current expected credit losses for financial instruments held at amortized cost. The management of the Company have estimated an allowance accrued for CECL of HK$1,103,000 and HK$550,000 for the year ended December 31, 2020 and 2021 respectively, on accounts receivables, based on the credit risk of the respective receivables. The allowance amount has been measured as the difference of the asset’s carrying amount and the estimates of present value of future cash flows based on the historical experience, current conditions, and reasonable and supportable forecasts.

We have identified allowance for CECL on accounts receivable as a critical audit matter due to the involvement of subjective judgment and management estimates in evaluating the CECL of these receivable items, and the significance to the Company’s consolidated financial position.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. Our audit procedures to respond the risk of error in the allowance for CECL included (i) obtaining an understanding and assessing management’s method for developing the allowance for doubtful accounts (credit losses); (ii) evaluating the appropriateness of the model, by reviewing the calculation schedules prepared by the management; (iii) testing the accuracy of management’s basic input in calculating CECL including aging report, historical write-offs and recoveries, on a sample basis; (iv) independently evaluating the reasonableness of significant assumptions and judgments made by management to estimate the allowance for credit loss, including the Company’s assessment on significant factors, and the basis of estimated loss rates applied with reference to historical default rates and forward-looking information; (v) sending confirmations to debtors to confirm the accuracy of the basic information and terms of the loan receivables; (vi) performing credit review with both individual and corporation borrowers of significant loan receivables, to assess the borrowers’ capability and willing to repay the debt.

F-25

Amount due from directors and related parties

As described in Notes 2 and 16 to the consolidated financial statements, the Company has amount due from directors HK$3,356,000 and HK$3,581,000 and amount due from related companies HK$23,886,000 and HK$60,542,000 as of December 31, 2020 and 2021 respectively.

Section 402 of the Sarbanes-Oxley Act of 2002 was enacted to prohibit publicly- traded companies from providing personal loans to directors and executive officers. The Company yet to fall within the definition of “Issuer” at this time so it is not in violation of any provision of the Sarbanes Oxley Act — and the would be no basis for referencing a violation of the Sarbanes Oxley Act in either the Registration Statement or in the Financial Statement. Nonetheless, the management and its directors have been brought attention to and agreed to put through remedial action to prospectively resolve the amount due from directors and related parties. As of the date of this report, the management and its directors are in the process of enhancing the internal control and processes so as to ensure compliance to Section 402 subsequent to registration. Therefore, we identified it as a critical audit matter.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. Our audit procedures mainly included: (i) we have obtained an understanding of management’s impairment assessment of amount due from directors and related parties; (ii) we also accessed the recoverability of the amount due from directors and related parties and reviewed the resolutions approved by the board of directors in relation to the remedial action taken to prospectively resolve the amount due from directors and related parties; (iii) we performed detailed tests to review the existence, accuracy and valuation of the amount due from directors and related parties; and (iv) we have also evaluated the adequacy and appropriateness of the disclosures made in the financial statements.

/s/ JP Centurion & Partners PLT

We have served as the Company’s auditor since January 2022.

JP Centurion & Partners PLT (PCAOB: 6723)
Kuala Lumpur, Malaysia
September 30, 2022

F-26

F-27

HEALTHY GREEN GROUP HOLDING LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amount in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2020	2021	2021
	HK$’000	HK$’000	US$’000
			(Note)
Assets
Current assets:
Cash and cash equivalents	26,683	1,294	166
Accounts receivable, net	8,873	8,002	1,026
Inventories	16,372	12,769	1,637
Prepaid expenses and other current assets	4,909	5,213	669
Due from related parties	27,242	64,123	8,221
Total current assets	84,079	91,401	11,719

Property, plant and equipment, net	3,019	3,645	467
Right-of-use assets	25,216	25,193	3,230
Intangible assets	498	398	51
Lease and other deposits	5,925	7,123	913
Deferred tax assets	985	954	122
Total non-current assets	35,643	37,313	4,783
TOTAL ASSETS	119,722	128,714	16,502

Liabilities
Current liabilities:
Bank overdraft and loans – current	29,519	41,543	5,327
Lease liabilities - current	12,353	13,682	1,754
Accounts payable, accruals, and other current liabilities	17,599	16,697	2,141
Contract liabilities	9,327	5,717	733
Provision for reinstatement costs	782	613	79
Due to related parties	220	220	28
Income taxes payable	1,465	-	-
Total current liabilities	71,265	78,472	10,062

Non-current liabilities
Bank loans – non-current	2,745	1,883	241
Provision for reinstatement costs	1,563	1,463	188
Provision for termination benefits	714	706	91
Lease liabilities – non-current	12,713	11,462	1,470
Deferred tax liabilities	33	26	3
Total non-current liabilities	17,768	15,540	1,993
TOTAL LIABILITIES	89,033	94,012	12,055
Commitments and contingencies	-	-	-

Shareholders’ equity
Ordinary shares US$0.001 par value per share; 100,000,000 authorized capital; 9,375,000 shares issued and outstanding	73	73	9
Retained earnings	30,616	34,629	4,438
Total shareholders’ equity	30,689	34,702	4,447
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	119,722	128,714	16,502

The accompanying notes are an integral part of these consolidated financial statements.

F-28

HEALTHY GREEN GROUP HOLDING LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Amount in thousands, except for share and per share data, or otherwise noted)

	For the year ended December 31,
	2020	2021	2021
	HK$’000	HK$’000	US$’000
			(Note)
Revenues	166,853	159,546	20,527
Cost of sales	(90,646)	(84,958)	(10,930)
Gross profit	76,207	74,588	9,597

Operating expenses:
Selling and marketing expenses	(43,309)	(47,306)	(6,087)
General and administrative expenses	(23,590)	(20,595)	(2,650)
Total operating expenses	(66,899)	(67,901)	(8,737)

Income from operations	9,308	6,687	860

Other income (loss):
Other income	9,349	1,526	196
Interest expense	(1,094)	(1,011)	(130)
Other loss, net	(2,523)	(2,649)	(341)
Total other income (loss)	5,732	(2,134)	(275)

Income before tax expense	15,040	4,553	585
Income tax expense	(2,613)	(540)	(69)
Net income	12,427	4,013	516

Other comprehensive income
Foreign currency translation gain/ (loss), net of taxes	-	-	-

Total comprehensive income	12,427	4,013	516

Net income per share attributable to ordinary shareholders
Basic and diluted	1.32	0.43	0.06
Weighted average number of ordinary shares used in computing net income per share
Basic and diluted	9,375,000	9,375,000	9,375,000

The accompanying notes are an integral part of these consolidated financial statements.

F-29

HEALTHY GREEN GROUP HOLDING LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amount in thousands, except for share and per share data, or otherwise noted)

	Ordinary shares			Total
	Number of		Retained	Stockholders’
	Shares	Amount	Earnings	Equity
		HK$’000	HK$’000	HK$’000

Balance as of January 1, 2020	9,375,000	73	18,189	18,262
Net income	-	-	12,427	12,427

Balance as of December 31, 2020	9,375,000	73	30,616	30,689
Net income	-	-	4,013	4,013

Balance as of December 31, 2021	9,375,000	73	34,629	34,702

		US$’000	US$’000	US$’000
Balance as of December 31, 2021	9,375,000	9	4,438	4,447

The accompanying notes are an integral part of these consolidated financial statements.

F-30

HEALTHY GREEN GROUP HOLDING LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amount in thousands, except for share and per share data, or otherwise noted)

	For the year ended December 31,
	2020	2021	2021
	HK$’000	HK$’000	US$’000
			(Note)
Operating activities
Net income	12,427	4,013	516
Adjustment:
Depreciation and amortization	1,448	1,331	171
Loss on disposal of property, plant and equipment	191	198	25
Change in inventories	(2,082)	3,603	462
Change in accounts receivable, prepaid expenses and other current assets	(3,423)	1,743	213
Change in accounts payable, accruals, and other current liabilities	2,323	(7,137)	(915)
Change in other operating assets and liabilities	3,037	(1,366)	(170)
Cash provided by operating activities	13,921	2,385	302

Investing activities
Purchase of property, plant and equipment	(1,733)	(2,056)	(265)
Cash used in investing activities	(1,733)	(2,056)	(265)

Financing activities
Proceeds from new bank loans	50,962	78,087	10,046
Repayment of bank loans	(46,798)	(73,948)	(9,514)
Change in bank overdraft	3,145	7,023	904
Advances from (repayment to) related parties	(9,237)	(36,880)	(4,728)
Cash used in financing activities	(1,928)	(25,718)	(3,292)

Net change in cash and cash equivalents	10,260	(25,389)	(3,255)

Cash and cash equivalents as of beginning of the year	16,423	26,683	3,421

Cash and cash equivalents as of the end of the year	26,683	1,294	166

Supplementary Cash Flows Information
Cash paid for interest	1,094	1,011	130
Cash paid for taxes	578	3,157	406

The accompanying notes are an integral part of these consolidated financial statements.

F-31

HEALTHY GREEN GROUP HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Healthy Green Group Holding Limited (the “Company”) was incorporated in the Cayman Islands on December 24, 2018 under the Companies Act as an exempted company with limited liability. The Company conducts its primary operations of the marketing and sales of natural and organic foods in Hong Kong through its indirectly held wholly owned subsidiaries that are incorporated and domiciled in Hong Kong, namely: 1.) Organic Garden International Limited (“Organic Garden”) which is principally engaged in the wholesale and trading segment, 2.) Greendotdot.com Limited (“GDD Hong Kong”) which is principally engaged in the retail segment, and 3.) Linden Tree Consultancy Limited (“Linden Tree”) which principally serves as the trademark holding company. The Company holds Organic Garden, GDD Hong Kong and Linden Tree via two wholly owned subsidiaries, namely OG Wholesales Holding Limited (“OG Wholesales”) and GDD Retail Holding Limited (“GDD Retail”), both of which were incorporated and are domiciled in the British Virgin Islands.

Details of the Company and its subsidiaries (together the “Company” or the “Group”) are set out in the table as follows:

		Percentage of effective ownership
Name	Date of incorporation	2020	2021	Place of incorporation	Principal activities
Healthy Green Group Holding Limited	December 24, 2018	N/A	N/A	Cayman Islands	Investment holding
OG Wholesales Holding Limited	December 20, 2018	100%	100%	The British Virgin Islands	Investment holding
GDD Retail Holding Limited	December 20, 2018	100%	100%	The British Virgin Islands	Investment holding
Organic Gardens International Limited	March 3, 1999	100%	100%	Hong Kong	Wholesale and trading of natural and organic foods and the operation of food factory and warehouse
Greendotdot.com Limited	April 14, 2000	100%	100%	Hong Kong	Retail (through retail outlets and online) of natural and organic foods
Linden Tree Consultancy Limited	May 20, 2013	100%	100%	Hong Kong	Trademark holding

F-32

Reorganization

Pursuant to a group reorganization (“Group Reorganization”) that took place on January 31, 2019 (“Closing Date”), the former shareholders of OG Wholesales and GDD Retail, namely WKW Investment Limited (“WKW Investment”, a company incorporated in the British Virgin Islands) and CFT Investment Holding Limited (“CFT Investment”), transferred all the shares of, inter alia, OG Wholesales and GDD Retail to the Company in consideration of the Company allotting and issuing 8,063 and 1,927 Shares to WKW Investment and CFT Investment respectively credited as fully paid. Following such share exchanges, GDD Retail, OG Wholesales, Organic Gardens, GDD Hong Kong and Linden Tree became the Company’s wholly-owned subsidiaries, whereas WKW Investment and CFT Investment became the controlling shareholders of the Company holding 73.19% and 17.41% of the issued share capital of the Company respectively.

The Group Reorganization has been accounted for as a reverse acquisition whereby OG Wholesales and GDD Retail are deemed to be the accounting acquirers (legal acquirees) and the Company to be the accounting acquiree (legal acquirer). The financial statements before the Group Reorganization are those of GDD Retail, OG Wholesales, Organic Gardens, GDD Hong Kong and Linden Tree on a combined basis with the results of the Company being consolidated from the Closing Date. The equity section and earnings per share of the Company have been retroactively restated to reflect the reverse acquisition and no goodwill has been recorded.

The accompanying financial statements are presented assuming that the existing group structure was an existence at the beginning of the first period presented.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the regulations of the Securities and Exchange Commission (“SEC”).

Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company transactions, if any, and balances due to, due from, long-term investment subsidiary, and registered paid in capital have been eliminated upon consolidation.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to allowance for uncollectible accounts receivable, inventory valuation, useful lives and impairment for plant property and equipment, valuation allowance for deferred tax assets, fair value of financial instruments, warranty liabilities, and contingencies. Actual results could vary from the estimates and assumptions that were used.

Risks and uncertainties

The main operations of the Company are located in Hong Kong. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Hong Kong, as well as by the general state of the economy in Hong Kong. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in Hong Kong. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations.

As an infectious disease, the outbreak of COVID-19 (the “Outbreak”) was first reported in late December 2019 and has since spread to various countries all over the world. On 11 March 2020, the World Health Organization announced that COVID-19 be characterized as a pandemic based on its assessment and the governments of different countries have taken drastic measures to curb the spread of the Outbreak. The Outbreak has not only endangered the health of citizens but has also disrupted the business operations of various enterprises. While the Company’s business operations are primarily based in Hong Kong and the Company’s customers are located in Hong Kong, there was no significant impact on the Company’s business in 2019 and 2020 given that all of the retail stores, supermarkets and department stores remained open with normal opening hours since the Outbreak.

Following the Outbreak, a series of precautionary and control measures have been and will continue to be implemented in Hong Kong. The directors of the Company will keep continuous attention on monitoring the development of the Outbreak. Based on the currently available information, the directors of the Company consider that the Outbreak would not have a material financial impact on the Group’s overall operation and sales performance.

F-33

Foreign currency translation and transaction and convenience translation

The accompanying consolidated financial statements are presented in the Hong Kong dollar (“HK$”), which is the reporting currency of the Company. HK$ is also the functional currency of the Company’s operating subsidiaries Organic Garden, Greendotdot, and Linden Tree.

Assets and liabilities denominated in currencies other than the reporting currency are translated into the reporting currency at the rates of exchange prevailing at the balance sheet date. Translation gains and losses are recognized in the consolidated statements of operations and comprehensive loss as other comprehensive income or loss. Transactions in currencies other than the reporting currency are measured and recorded in the reporting currency at the exchange rate prevailing on the transaction date. The cumulative gain or loss from foreign currency transactions is reflected in the consolidated statements of income and comprehensive income as other income (other expenses).

The value of foreign currencies including the US Dollar may fluctuate against the Hong Kong Dollar. Any significant variations of the foreign currencies relative to the Hong Kong Dollar may materially affect the Company’s financial condition in terms of reporting in HK$.

Translations of the consolidated balance sheets, consolidated statements of comprehensive income and consolidated statements of cash flows from HK$ into US$ as of and for the year ended December 31, 2021 are solely for the convenience of the reader and were calculated at the rate of US$0.12822 = HK$$1. No representation is made that the HK$ amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2021, or at any other rate.

Fair Value Measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

●	Level 1 applies to assets or liabilities for which there are quoted prices, in active markets for identical assets or liabilities.
●	Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.
●	Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Cash and cash equivalents, accounts receivable, prepaid expenses and other current assets, bank loans and overdraft, leases, accounts payables and accruals, contract liabilities and due from and to related parties are financial assets and liabilities. Cash and cash equivalents, accounts receivables, prepaid expenses and other currents, accounts payables and accruals, and contract liabilities are subject to fair value measurement; however, because of their being short term in nature, management believes their carrying value approximate their fair value. The Company accounts for bank loans and leases at amortized cost and has elected NOT to account for them under the fair value hierarchy.

Related parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, the Company’s demand deposit placed with financial institutions, which have original maturities of less than three months and unrestricted as to withdrawal and use.

Accounts Receivable, net

Accounts receivable, net are stated at the original amount less an allowance for expected credit loss on such receivables. The allowance for expected credit loss is estimated based upon the Company’s assessment of various factors including historical experience, the age of the accounts receivable balances, current general economic conditions, future expectations and customer specific quantitative and qualitative factors that may affect the Company’s customers’ ability to pay. An allowance is also made when there is objective evidence for the Company to reasonably estimate the amount of probable loss.

Inventories

Inventories, which consist of raw materials, packaging materials and finished goods for resale, are stated at the lower of cost and net realizable value. Cost is determined on a weighted average cost basis and includes all costs of purchase, costs of conversion, and other costs incurred in bringing the inventories to their present location and condition.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognized as an expense in the period in which the related revenue is recognized. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories is recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs.

F-34

Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Estimated useful lives are as follows:

Category	Estimated useful lives
Leasehold improvements	Over the shorter of the lease term and 5 years
Furniture and fixtures	5 years
Equipment	5 years

Expenditure for repair and maintenance costs, which do not materially extend the useful lives of the assets, are charged to expenses as incurred, whereas the expenditure for major renewals and betterment that substantially extends the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the consolidated statements of income.

Website Development Costs

The Company accounts for website development costs in accordance with Accounting Standards Codification 350-50 “Website Development Costs” (ASC 350-50). All costs incurred in the planning stage are expensed as incurred, costs incurred in the website application and infrastructure development stage are accounted for in accordance with ASC 350-50 which requires the capitalization of certain costs that meet specific criteria, and costs incurred in the day to day operation of the website are expensed as incurred. The Company capitalizes external website development costs (“website costs”), which primarily include third-party costs related to acquiring domains and developing applications, as well as costs incurred to develop or acquire and customize code for web applications, costs to develop HTML web pages or develop templates and costs to create initial graphics for the website that included the design or layout of each page.

Through December 31, 2021, the capitalized costs of the Company’s websites placed into service were subject to straight-line amortization over a ten-year period.

Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. No impairment of long-lived assets was recognized as of December 31, 2021 and 2020.

Contract liabilities

A contract liability is recognized when the customer pays non-refundable consideration before the Company recognizes the related revenue. A contract liability would also be recognized if the Company has an unconditional right to receive nonrefundable considerations before the Company recognizes the related revenue. In such cases, a corresponding receivable would also be recognized.

Commitments and contingencies

In the normal course of business, the Company is subject to commitments and contingencies, including operating lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss will occur, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter.

Revenue recognition

In May 2014, the FASB issued Topic 606, “Revenue from Contracts with Customers”. This topic clarifies the principles for recognizing revenue and develops a common revenue standard for U.S. GAAP. Simultaneously, this topic supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. The core principle of the guidance requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The Company currently generates its revenue from the following main sources:

Sales of goods

The Company sells finished products to customers. Those sales predominantly contain a single performance obligation and revenue is recognized at a single point in time when ownership, risks and rewards transfer, being the point of time of which the goods are collected by customer at the retail stores, supermarkets or department stores or shipped to the customer’s specific location. A provision for payment discounts and product return allowances is recorded as a reduction of sales in the same period the revenue is recognized.

F-35

Membership reward points

The Company offers customer pricing allowances by operating a membership loyalty program where retail customers accumulate points for purchases made which entitle them to discount on future purchases. Revenue from the reward points is recognized when the points are redeemed or when they expire after the initial sale. The reward points expire in December in each calendar year.

Prepaid cash coupons (e.g., gift cards)

The Company sells prepaid cash coupons to customers for the exchange of finished products at the same price of the face value of each prepaid cash coupons. Bonus coupons are issued when the customers purchase the pre-determined number of prepaid cash coupons in bulk. A portion of the fair value of the consideration received is allocated to the bonus coupons. Payments received for the prepaid cash coupons are recorded as contract liability at the time of receipt.

Customers may not utilize all of their contractual rights within the pre-determined period. Such unutilized prepaid cash coupons are referred to as breakage. An expected breakage amount in contract liability is determined by historical experience and is recognized in the income statement in proportion to the pattern of utilization by the customers. Any contract liability outstanding at the expiry of the service period is fully recognized in the income statement.

Consignment service income

The Company earns the consignment service income by providing consignment service to the customers in the Company’s retail stores. Consignment service income is recognized at the pre-determined percentage when the goods are sold to ultimate customers.

Interest income

Interest income, on an accrual basis using the effective interest method by applying the rate that exactly discounts the estimated future cash receipts over the expected life of the financial instrument or a shorter period, when appropriate, to the net carrying amount of the financial asset.

Cost of sales

Cost of products sold is primarily comprised of direct materials and supplies consumed in the processing and packaging of product, as well as labor, depreciation expense and direct overhead expenses necessary to acquire and convert the purchased materials and supplies into finished products. Cost of products sold also includes the cost to distribute products to customers, inbound freight costs, warehousing and logistics costs and other shipping and handling activity.

Selling and marketing expenses

Selling expenses mainly consists of promotion and marketing expenses, amortization of right-of-use assets, depreciation, transportation expenses and staff costs.

Advertising

The Company conducts advertising for the promotion of its brand and products. In accordance with ASC 720-35, advertising costs, included in selling and marketing expenses when incurred, were HK$242,000 (US$31,029) in 2021 and HK$336,000 in 2020.

General and administrative expenses

General and administrative expenses mainly consist of staff cost, amortization of right-of-use assets, office supplies and upkeep expenses, legal and professional fees, and other miscellaneous administrative expenses.

Leases

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lease assets and liabilities to be recorded on the balance sheet. The Company adopted this ASU and related amendments as of January 1, 2019 under the modified retrospective approach and elected to adopt the following lease policies in conjunction with the adoption of ASU 2016-02: (i) for leases that have lease terms of 12 months or less and do not include a purchase option that it is reasonably certain to exercise, the Company elected not to apply ASC 842 recognition requirements; and (ii) the Company elected to apply the package of practical expedients for existing arrangements entered into prior to January 1, 2019 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and (c) initial direct costs.

For any new or modified lease, the Company determines whether a contract is or contains a lease at the inception of the contract. The Company records right-of-use (“ROU”) assets and lease obligations for its finance and operating leases, which are initially recognized based on the discounted future lease payments over the term of the lease. Lease term is defined as the non-cancelable period of the lease plus any options to extend or terminate the lease when it is reasonably certain that the Company will exercise the option. The Company has elected not to recognize ROU asset and lease obligations for its short-term leases, which are defined as leases with an initial term of 12 months or less. For a majority of all classes of underlying assets, the Company has elected to not separate lease from non-lease components. For leases in which the lease and non-lease components have been combined, the variable lease expense includes expenses such as common area maintenance, utilities, and repairs and maintenance.

F-36

Income taxes

The Group accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of income for the years ended December 31, 2021 and 2020, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Earnings per share

Basic earnings per share is computed by dividing net earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

Recent accounting pronouncements

The Company is an “emerging growth company” (an “EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, an EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In February 2016, FASB issued ASU No. 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. In July 2018, ASU 2016-02 was updated with ASU 2018-11, Targeted Improvements to ASC Topic 842, which provides entities with relief from the costs of implementing certain aspects of the new leasing standard. Specifically, under the amendments in ASU 2018-11, (1) entities may elect not to recast the comparative periods presented when transitioning to ASC 842 and (2) lessors may elect not to separate lease and non-lease components when certain conditions are met. In November 2019, ASU 2019-10, Codification Improvements to ASC 842 modified the effective dates of all other entities. In June 2020, ASU 2020-05 defer the effective date for one year for entities in the “all other” category. For all other entities, the amendments in ASU 2020-05 are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early application of the guidance continues to be permitted. The Company will adopt ASU 2016-02 from January 1, 2022. The Company is in the process of evaluating the effect of the adoption of this ASU.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses”, which will require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Subsequently, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, to clarify that receivables arising from operating leases are within the scope of lease accounting standards. Further, the FASB issued ASU No. 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11 and ASU 2020-02 to provide additional guidance on the credit losses standard.

For all other entities, the amendments for ASU 2016-13 are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. Adoption of the ASUs is on a modified retrospective basis. The Company will adopt ASU 2016-13 from January 1, 2023. The Company is in the process of evaluating the effect of the adoption of this ASU.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

F-37

3. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	As of December 31,
	2020	2021	2021
	HK$’000	HK$’000	US$’000

Accounts receivable	9,976	8,552	1,097
Less: allowance for doubtful accounts	(1,103)	(550)	(71)
Accounts receivable, net	8,873	8,002	1,026

The movements in the allowance for doubtful accounts for the years ended December 31, 2020 and 2021 were as follows:

	As of December 31,
	2020	2021	2021
	HK$’000	HK$’000	US$’000

Balance at beginning of the year	125	1,103	141
Additions (Reversals)	978	(553)	(70)
Balance at end of the year	1,103	550	71

As of the end of each of the financial year, the ageing analysis of accounts receivable, net of allowance for doubtful accounts, based on the invoice date is as follows:

	As of December 31,
	2020	2021	2021
	HK$’000	HK$’000	US$’000

Within 30 days	4,211	3,796	487
Between 31 and 60 days	2,654	1,965	252
Between 61 and 90 days	989	1,494	192
More than 90 days	1,019	747	95
Balance at end of the year	8,873	8,002	1,026

4. INVENTORIES

Inventories consists of the following:

	As of December 31,
	2020	2021	2021
	HK$’000	HK$’000	US$’000

Finished goods	11,636	9,722	1,247
Packing materials	478	463	59
Raw materials	4,258	2,584	331
	16,372	12,769	1,637

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consists of the following:

	As of December 31,
	2020	2021	2021
	HK$’000	HK$’000	US$’000

Refundable deposits	3,748	3,144	403
Prepaid operating expenses	702	575	74
Prepaid income tax	-	1,176	151
Other receivables	459	318	41
	4,909	5,213	669

6. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consists of the following:

	As of December 31,
	2020	2021	2021
	HK$’000	HK$’000	US$’000

Leasehold improvements	8,311	9,311	1,194
Fixture and fitting	2,592	2,639	338
Equipment	3,960	4,064	521
Sub-total	14,863	16,014	2,053
Less: accumulated depreciation	(11,844)	(12,369)	(1,586)
Property, plant and equipment, net	3,019	3,645	467

Depreciation expense was approximately HK$1,232,000 (US$158,000) and HK$1,229,000 for the years ended December 31, 2021 and 2020, respectively.

F-38

7. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

The Company leases retail locations, food factory, warehouse, office space and motor vehicles for varying periods in Hong Kong. As the majority of the leases do not provide an implicit rate, the Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company’s lease agreements do not contain any material guarantees or restrictive covenants. The Company does not have any material finance leases or any sublease activities. Short-term leases, defined as leases with initial term of 12 months or less, are not reflected on the Consolidated Balance Sheets. Lease expenses for such short-term leases is not material. The most significant assets in the Company’s leasing portfolio relate to real estate. For purposes of calculating lease liabilities for such leases, the Company have combined lease and non-lease components.

The Company’s rights-of-use assets and lease liabilities recognized in the Consolidated Balances Sheets consist of the following:

	As of December 31,
	2020	2021	2021
	HK$’000	HK$’000	US$’000

Operating lease rights-of-use assets	25,066	25,144	3,224
Finance lease rights-of-use assets:
Cost	594	594	76
Less: accumulated amortization	(444)	(545)	(70)
	150	49	6
Total right-of-use assets	25,216	25,193	3,230

Lease liabilities:
Current portion	12,353	13,682	1,754
Non-current portion	12,713	11,462	1,470
Total	25,066	25,144	3,224

The Company’s lease costs recognized in the Consolidated Statement of Income consist of the following:

	For the year ended December 31,
	2020	2021	2021
	HK$’000	HK$’000	US$’000

Operating lease cost	13,355	16,760	2,149
Finance lease cost:
Amortization of right-of-use assets	119	101	13
Interest on lease obligations	-	-	-
Variable lease cost (1)	431	467	60

(1)	primarily consisting of costs for utilities, common area maintenance, property rates and taxes and other operating costs associated with operating leases that are not included in the lease liability and are recognized in the period in which they are incurred.

Other information about the Company’s operating leases is as follows:

	As of December 31,
	2020	2021	2021
	HK$’000	HK$’000	US$’000

Cash paid for amounts included in the measurement of lease liabilities	13,355	16,823	2,157
Assets obtained in exchange for lease liabilities	17,421	15,728	2,017

	As of December 31,
	2020	2021
Operating leases:
Weighted average remaining lease term	19 months	18 months
Weighted average discount rate	4.37%	4.86%

Total cash paid for amounts included in the measurement of lease liabilities was HK$.

F-39

The maturity analysis of the Company’s operating lease obligations as of December 31, 2021 is as follows:

	Operating leases
	HK$’000	US$’000

Year ending December 31,
2022	14,570	1,868
2023	9,594	1,230
2024	2,222	285
2025 and thereafter	-	-
Total undiscounted lease obligations	26,386	3,383
Less: imputed interest	(1,242)	(159)
Lease liabilities recognized in the Consolidated Balance Sheet	25,144	3,224

Supplemental information and maturity analysis of the Company’s finance lease which was immaterial are not disclosed.

8. INTANGIBLE ASSETS

	As of December 31,
	2020	2021	2021
	HK$’000	HK$’000	US$’000

Website development costs
Cost	995	995	128
Less: accumulated amortization	(497)	(597)	(77)
Net carrying amount	498	398	51

Amortization expense was HK$100,000 (US$13,000) and HK$100,000 for the years ended December 31, 2021 and 2020, respectively.

The estimated aggregate amortization expense for each of the succeeding fiscal years is as follows:

	HK$’000	US$’000

Year ending December 31,
2022	100	13
2023	100	13
2024	100	13
2025	100	12

9. BANK OVERDRAFT AND LOANS

The Company’s bank loans and overdraft, which are all denominated in HK$, consist of:

	As of December 31, 2020			As of December 31, 2021
	Maturity dates	Interest rate	Amount	Maturity dates	Interest rate	Amount	Amount
			HK$’000			HK$’000	US$’000
Floating rate:
Bank overdraft – secured		1.9% to 3.5%	4,231		2.0% to 3.5%	11,254	1,443
Revolving loans – secured	2021	HIBOR + 3.25%	7,000	2022	HIBOR + 1.7% to 2.5%	8,500	1,090
Trade finance loans – secured	2021	HIBOR + 1.8 to 2.75%	17,530	2022	HIBOR + 1.8 to 2.75%	20,636	2,646
Current portion of term loans			758			1,153	148
Total			29,519			41,543	5,327

Long-term debt:
Term loans	2022 to 2028	HIBOR + 3.0 to 3.25%	3,503	2024	HIBOR + 3.0%	3,036	389
Current portion of term loans			(758)			(1,153)	(148)
Total			2,745			1,883	241

Annual maturities of the Company’s long-term debt which comprise the term loans during the next five years following December 31, 2021 and thereafter are as follows:

	Annual maturities
	HK$’000	US$’000

Year ending December 31,
2022	1,153	148
2023	1,153	148
2024	730	93
2025	-	-
2026	-	-
Thereafter	-	-
	3,036	389

As of December 31, 2021, the Company had available bank credit facilities (“General Facilities”), which consisted of overdraft, term loans, revolving loans and invoice financing facilities for an aggregate amount of approximately HK$49,500,000 (US$6,347,000), of which approximately HK$6,074,000 (US$779,000) was undrawn. Collateral for these General Facilities includes (i) unlimited joint or personal guarantee by Mr. Wong Ka Wo, Simon (“Mr. Wong”) and Ms. Cheuk Fung Ting (“Ms. Cheuk”), who are directors of the Company; (ii) unlimited corporate guarantee or corporate guarantee for HK$22,000,000 (US$2,821,000) by GDD Hong Kong and Kampery Development Limited; and (iii) legal charge over properties beneficially owned by Mr. Wong and/or Ms. Cheuk. There are no significant restrictive covenants imposed by the Company’s bank credit facilities.

10. Accounts payable, accruals, and other current liabilities

Account payable, accruals and other current liabilities consists of the following:

	As of December 31,
	2020	2021	2021
	HK$’000	HK$’000	US$’000

Trade payables	8,951	8,417	1,079
Other payables	1,679	1,542	198
Accrued expenses	6,939	6,091	781
Others	30	647	83
	17,599	16,697	2,141

F-40

11. CONTRACT LIABILITIES

Contract liabilities relate to the non-refundable advance consideration received from customers consisting of membership reward points and prepaid cash coupons as follows:

	As of December 31,
	2020	2021	2021
	HK$’000	HK$’000	US$’000

Prepaid cash coupons	9,327	5,717	733
Membership reward points	-	-	-
	9,327	5,717	733

Movements in the Company’s contract liabilities are as follows:

	For the year ended December 31,
	2020	2021	2021
	HK$’000	HK$’000	US$’000

At January 1	10,640	9,327	1,196
Increase in contract liabilities as a result of:
Sales of prepaid cash coupons	26,621	22,482	2,883
Decrease in contract liabilities as a result of recognizing revenue upon:
Redemption of products by prepaid cash coupons	(26,552)	(25,443)	(3,262)
Forfeited prepaid cash coupons	(1,382)	(649)	(84)
At December 31	9,327	5,717	733

As membership reward points expire in December in each calendar year, none of the revenue recognized during the years ended December 31, 2021 and 2020 related to the contract liabilities at the beginning of each of the years.

The remaining performance obligations of the Company’s unsatisfied contracts with customers as of December 31, 2020 and 2021 are not disclosed as all related contracts have a duration of one year or less.

12. PROVISION FOR REINSTATEMENT COSTS

	As of December 31,
	2020	2021	2021
	HK$’000	HK$’000	US$’000

Current portion	782	613	79
Non-current portion	1,563	1,463	188
	2,345	2,076	267

Movements in the Company’s provision for reinstatement costs are as follows:

	As of December 31,
	2020	2021	2021
	HK$’000	HK$’000	US$’000

At January 1	1,655	2,345	301
Additional recognized at the commencement of new leases	730	827	106
Provision (Reversal) during the year	-	(1,041)	(133)
Utilization	(40)	(55)	(7)
At December 31	2,345	2,076	267

13. DEFERRED TAX ASSETS / LIABILITIES

	As of December 31,
	2020	2021	2021
	HK$’000	HK$’000	US$’000

Deferred tax assets	985	954	122
Deferred tax liabilities	(33)	(26)	(3)
	952	928	119

F-41

The significant components of the Company’s deferred tax assets and liabilities are as follows:

	As of December 31,
	2020	2021	2021
	HK$’000	HK$’000	US$’000

Deferred tax assets:
Property, plant and equipment	985	954	122
Less: valuation allowance	-	-	-
Deferred tax assets, net of valuation allowance	985	954	122
Deferred tax liabilities:
Property, plant and equipment	(33)	(26)	(3)
Total deferred tax liabilities	(33)	(26)	(3)
Net deferred tax	952	928	119

As of December 31, 2021 and 2020, the Company had no unrecognized tax benefit.

14. REVENUE AND SEGMENT INFORMATION

The Company primarily generates its revenue from the sales of natural and organic foods to customers. Other sources of revenue include consignment service income, government subsidies and others.

	For the year ended December 31,
	2020	2021	2021
	HK$’000	HK$’000	US$’000

Revenue from contracts with customers	166,853	159,546	20,527

Other revenue:
Consignment service income	544	514	66
Government subsidies	6,861	-	-
Forfeited prepaid cash coupon	1,382	649	83
Others	562	363	47
	9,349	1,526	196

Government subsidies in the year ended December 31, 2020 represented assistance from Hong Kong government as relief measures against COVID-19 and consisted of: (1) one-off unconditional grants of HK$1,840,000; and (2) grants of HK$5,021,000 conditional upon the Company undertaking to not implement redundancies of employees during the subsidy period and to spend all the subsidies on paying wages to employees. The Company fulfilled its undertaking as of December 31, 2020.

The Company follows FASB ASC Topic 280, Segment Reporting, which requires that companies disclose segment data based on how management makes decision about allocating resources to segments and evaluating their performance. Reportable operating segments include components of an entity about which separate financial information is available and which operating results are regularly reviewed by the chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess each operating segment’s performance. The Company has primarily engaged in the sales and marketing of natural and organic foods. Much of the information provided in these consolidated financial statements is similar to, or the same as, that reviewed on a regular basis by the Company’s COMD. As a result, the Company operates and manages its business as a single operating segment.

Disaggregation of revenue from contracts with customers

The Company has established various sales channels for its products, comprising (i) retail sales to consumers via retail stores, online sales platforms and exhibitions, through supermarkets and department stores and (ii) wholesales to bulk-purchase customers. The following tables set out the analysis of the Company’s net revenue from external customers disaggregated by sales channels:

	For the year ended December 31,
	2020	2021	2021
	HK$’000	HK$’000	US$’000

Sales of goods recognized at a point in time:
Retail	149,428	144,337	18,507
Wholesales	17,425	15,209	2,020
	166,853	159,546	20,527

During the two years ended December 31, 2021, the Company derived all of its revenue from delivering products to customers located in Hong Kong.

F-42

15. INCOME TAX EXPENSES

Cayman Islands

The Company is incorporated in the Cayman Islands. The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our Company levied by the government of the Cayman Islands save for certain stamp duties which may be applicable, from time to time, on certain instruments.

BVI

OG Wholesales and GDD Retail are incorporated in the BVI and is not subject to tax on income or capital gains under current BVI law. In addition, upon payments of dividends by these entities to their shareholders, no BVI withholding tax will be imposed.

Hong Kong

Under the Inland Revenue Ordinance of Hong Kong, only assessable profits arising in or derived from Hong Kong are chargeable to Hong Kong profits tax, whereas the residence of a taxpayer is not relevant. Therefore, the Company’s operating subsidiaries, namely Organic Gardens, GDD Hong Kong and Linden Tree, are generally subject to Hong Kong income tax on its taxable profits arising in and derived from the trade or businesses carried out by them in Hong Kong.

On 21 March 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”), which introduces the two-tiered profits tax rates regime. The Bill was signed into law on 28 March 2018 and gazetted on the following day. Under the two-tiered profits tax rates regime, the first HK$2,000,000 of assessable profits of the qualifying corporations will be taxed at 8.25%, and assessable profits above HK$2,000,000 will be taxed at 16.5%. The assessable profits of corporations not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%. Accordingly, during the years ended December 31, 2021 and 2020, the Hong Kong profits tax is calculated at 8.25% on the first HK$2,000,000 of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2,000,000.

The income tax provision consists of the following components:

	For the year ended December 31,
	2020	2021	2021
	HK$’000	HK$’000	US$’000

Current tax:
Current year	2,595	769	99
Under/(over) provision in prior years	177	(242)	(31)
Tax reduction allowed by Hong Kong government	(20)	(10)	(1)
Deferred tax	(139)	23	2
	2,613	540	69

A reconciliation of the provision for income taxes determined at the Hong Kong statutory income tax rate to the Company’s effective income tax rate is as follows:

	For the year ended December 31,
	2020	2021	2021
	HK$’000	HK$’000	US$’000

Income before tax expense	15,040	4,553	585

Tax at Hong Kong statutory tax rate of 16.5%	2,482	751	96
Reconciling items:
Tax effect of Hong Kong concessionary rate	(165)	(165)	(21)
Tax effect of non-deductible expenses	351	567	73
Tax effect of non-taxable income	(906)	(689)	(88)
Tax reduction allowed by Hong Kong government	(20)	(10)	(1)
Tax effect of temporary differences previously not recognized	1,166	328	42
Deferred tax on lease liabilities not recognized	(472)	-	-
Under/(over) provision in prior years	177	(242)	(32)
Income tax expense	2,613	540	69

F-43

16. RELATED PARTY TRANSACTIONS AND BALANCES

The amounts due from related parties consisted of the following:

		As of December 31,
		2020	2021	2021
Name	Relationship with the Group	HK$’000	HK$’000	US$’000

Ms. Cheuk	Director of the Company	1,911	1,962	252
Mr. Wong	Director of the Company	1,445	1,619	208
Greendotdot Holdings Limited	Common controlling shareholders and directors	9,324	9,515	1,220
GDD China Holding Limited	Common controlling shareholders and directors	18	29	3
CFT Investment Holding Limited	Common controlling shareholder and director	18	29	3
Kampery Development Limited	Common controlling shareholders and directors	10,380	46,812	6,002
Mocaroma Guangzhou Co., Limited	Common controlling shareholders and directors	1,948	1,948	250
Mocaroma International Limited	Common controlling shareholders and directors	2,180	2,180	280
WKW Investment Limited	Common controlling shareholder and director	18	29	3
		27,242	64,123	8,221

Balances represented the funds advanced to the directors and related parties in which wholly owned by Mr. Wong and/or Ms. Cheuk. The balances are unsecured, interest-free and repayable on demand. These balances are non-trade in nature.

On June 27, 2022, the Company’s board of directors approved and declared a special dividend of HK$22,000,000 (US$2,803,130) payable to its shareholders. The special dividend was paid and offset against the amount due from related parties. The dividend per share was HK$2.35 (US$0.30).

The amounts due to related parties consisted of the following:

		As of December 31,
		2020	2021	2021
Name	Relationship with the Group	HK$’000	HK$’000	US$’000

Kampery F&B Services Limited	Common controlling shareholders and directors	100	100	13
Task Wing Enterprises Limited	Common controlling shareholder and director	120	120	15
		220	220	28

The amounts due to related parties are unsecured, interest-free and repayable on demand.

F-44

In addition, the Company had the following transactions with related parties:

		For the year ended December 31,
		2020	2021	2021
Name	Nature	HK$’000	HK$’000	US$’000

Kampery Development Limited	Building Management fee	-	36	5

Task Wing Enterprises Limited	Operating lease cost	366	366	47

The related parties are beneficially owned by Mr. Wong and Ms. Cheuk, who are also directors of the related parties.

17. CONCENTRATIONS AND RISKS

Concentrations

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of accounts receivable. The Company conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Company evaluates its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. The Company conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

The following table sets forth a summary of single customers who represent 10% or more of the Company’s total revenue:

For the year ended December 31,
	2020		2021		2021
	HK$’000		HK$’000		US$’000
Amount of the Company’s revenue
Customer A	N/A	*	N/A	*	N/A	*
Customer B	N/A	*	N/A	*	N/A	*
Customer C	N/A	*	N/A	*	N/A	*
Customer D	N/A	*	16,930		2,171
Customer E	N/A	*	N/A	*	N/A	*

* Revenue from relevant customer was less than 10% of the Company’s total revenue for the respective year.

The following table sets forth a summary of individual customers who represent 10% or more of the Company’s total accounts receivable:

	As of December 31,
	2020		2021		2021
	HK$’000		HK$’000		US$’000
Amount of the Company’s accounts receivable
Customer A	2,052		2,515		322
Customer B	N/A	*	N/A	*	N/A	*
Customer C	N/A	*	1,259		161
Customer D	N/A	*	1,341		172
Customer E	N/A	*	1,580		203

* Accounts receivable due from the relevant customer was less than 10% of the Company’s total accounts receivable as of December 31, 2021 and 2020.

The following table sets forth a summary of suppliers who represent 10% or more of the Company’s total purchases:

	For the year ended December 31,
	2020		2021		2021
	HK$’000		HK$’000		US$’000
Amount of the Company’s purchase
Supplier A	N/A	*	7,841		1,005
Supplier B	N/A	*	N/A	*	N/A	*
Supplier C	N/A	*	N/A	*	N/A	*

* Purchases from relevant supplier was less than 10% of the Company’s total purchases for the respective year.

F-45

The following table sets forth a summary of single supplier who represent 10% or more of the Company’s total accounts payable:

	As of December 31,
	2020		2021		2021
	HK$’000		HK$’000		US$’000
Amount of the Company’s accounts payable
Supplier A	N/A	*	N/A	*	N/A	*
Supplier B	N/A	*	N/A	*	N/A	*
Supplier C	N/A	*	975		125

* Accounts payable due to the relevant supplier was less than 10% of the Company’s total accounts payable as of December 31, 2021 and 2020.

Credit Risk

Credit risk is the potential financial loss to the Company resulting from the failure of a customer or a counterparty to settle its financial and contractual obligations to the Company, as and when they fall due. As the Company does not hold any collateral, the maximum exposure to credit risk is the carrying amounts of trade and other receivables (exclude prepayments) and cash and bank deposits presented on the consolidated statements of financial position. The Company has no other financial assets which carry significant exposure to credit risk.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Our interest rate risk arises primarily from bank overdraft and loans. Bank overdraft and loans issued at variable rates and fixed rates expose us to cash flow interest rate risk and fair value interest rate risk respectively.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 60 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

18. COMMITMENTS AND CONTINGENCIES

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of December 31, 2021 and through the issuance date of these consolidated financial statements.

19. SUBSEQUENT EVENTS

The Company has assessed all events from December 31, 2021, up through the date that these consolidated financial statements are available to be issued, unless as disclosed below, there are not any material subsequent events that require disclosure in these consolidated financial statements other than events detailed below.

On April 14, 2022, the shareholders of the Company resolved to create an additional 100,000,000 of the authorized ordinary shares with a par value of US$0.001 (the “Increase in Share Capital”). Following the Increase in Share Capital, on April 14, 2022, the Company newly issued 9,375,000 ordinary shares with a par value of US$0.001 (the “Shares Issued”). Following the Shares Issued, the Company repurchased and cancelled 10,000 of the outstanding ordinary shares with a par value of HK$0.01 issued and outstanding as of April 14, 2022 as well as cancelled 380,000 of the authorized ordinary shares with a par value of HK$0.01.

On June 27, 2022, the Company’s board of directors approved and declared a special dividend of HK$22,000,000 (US$2,803,130) to its shareholders. The special dividend was paid and offset against the amount due from related parties. The dividend per share was HK$2.35 (US$0.30).

F-46

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Cayman Islands’ laws do not prohibit or restrict a company from indemnifying its directors and officers against personal liability for any loss they may incur arising out of the Company’s business, except to the extent such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. The indemnity extends only to liability for their own negligence and breach of duty other than breaches of fiduciary duty and not where there is evidence of dishonesty, willful default or fraud.

Our Memorandum and Articles of Association permits, to the fullest extent permissible under Cayman Islands law, indemnification of our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by them, other than by reason of their own dishonesty, willful default or fraud, in connection with the execution or discharge of their duties, powers, authorities or discretion as directors or officers of our Company, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by them in defending (whether successfully or otherwise) any civil proceedings concerning our Company or its affairs in any court whether in the Cayman Islands or elsewhere.

We intend to enter into indemnification agreements with each of our directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Cayman Islands law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified, subject to our Company reserving its rights to recover the full amount of such advances in the event that he or she is subsequently found to have been negligent or otherwise have breached his or her trust or fiduciary duties to our Company or to be in default thereof, or where the Cayman Islands courts have declined to grant relief.

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES

During the past three years, we have issued and sold the following securities without registering such securities under the Securities Act. We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

Ordinary Shares

Securities/Purchaser	Date of Sale or Issuance	Number of Securities	Consideration
Ordinary Shares

II-1

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)	Exhibits

See “Exhibit Index” beginning on page II-3 of this registration statement.

(b)	Financial Statement Schedules

All supplement schedules are omitted because of the absence of conditions under which they are required or because the data is shown in the financial statements or notes thereto.

ITEM 9. UNDERTAKINGS

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-2

EXHIBIT INDEX

Exhibit No.	Description of document
1.1	Form of Underwriting Agreement **
3.1	Amended and Restated Memorandum and Articles of Association of the Registrant dated April 14, 2022*
5.1	Opinion of Appleby regarding the validity of securities being registered.**
5.2	Opinion of Robertsons regarding certain Hong Kong legal matters of the subsidiaries in Hong Kong.**
8.1	Opinion of Appleby regarding certain Cayman Islands tax matters (included in Exhibit 5.1)**
10.1	Form of Directors Agreement*
10.2	Form of Indemnification Agreement*
14	Code of Ethics of the Registrant**
21.1	List of Subsidiaries of the Registrant*
23.1	Consent of JP Centurion & Partners PLT*
23.2	Consent of Appleby (included in Exhibits 5.1 and 8.1)**
23.3	Consent of Robertsons (included in Exhibit 5.2)**
24.1	Power of Attorney (included on signature pages)**
107	Filing Fee Table**

*Submitted herewith

**To be filed by amendment

II-3

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on [●], 2022.

Healthy Green Group Holding Limited

By:
Name:	Wong Ka Wo, Simon
Title:	Executive Director and Chairman

POWER OF ATTORNEY

We, the undersigned directors of Healthy Green Group Holding Limited and executive officers of Healthy Green Group Holding Limited and its subsidiaries hereby severally constitute and appoint [●], singly (with full power to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in him for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and him, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
	Executive Director and Chairman	[●], 2022
Wong Ka Wo, Simon

	Executive Director and Chief Executive Officer	[●], 2022
Cheuk Fung Ting

	Chief Financial Officer	[●], 2022
Chan Ka Nam

	Independent Director	[●], 2022
Kung Wai Chiu Marco

	Independent Director	[●], 2022
Cheung Sang

	Independent Director	[●], 2022
Kwong Ping Man

II-4

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement or amendment thereto in , , United States of America on September 30, 2022.

AUTHORIZED U.S. REPRESENTATIVE

By:	Cogency Global Inc.

Name:	Colleen A. De Vries

Title:	Senior Vice President on behalf of Cogency Global Inc.

II-5